    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 2002



                                                      REGISTRATION NO. 333-90836

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 1 TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           NOBLE INTERNATIONAL, LTD.
             (Exact name of registrant as specified in its charter)

                        DELAWARE                                                38-3139487
            (State or other jurisdiction of                                  (I.R.S. Employer
             incorporation or organization)                               Identification Number)

                             ---------------------
                             28213 VAN DYKE AVENUE
                             WARREN, MICHIGAN 48093
                                 (586) 751-5600
         (Address, Including Zip Code, And Telephone Number, Including
            Area Code, Of Registrant's Principal Executive Offices)
                             ---------------------
                             MICHAEL C. AZAR, ESQ.
                           NOBLE INTERNATIONAL, LTD.
                             28213 VAN DYKE AVENUE
                             WARREN, MICHIGAN 48093
                                 (586) 751-5600
 (Name, Address, Including Zip Code, And Telephone Number, Including Area Code,
                             Of Agent For Service)
                             ---------------------
                                   COPIES TO:

                 Teresa L. Tormey, Esq.                                  Patrick Daugherty, Esq.
           Oppenheimer, Wolff & Donnelly LLP                                 Foley & Lardner
          840 Newport Center Drive, Suite 700                      150 W. Jefferson Avenue, Suite 1000
            Newport Beach, California 92660                              Detroit, Michigan 48226
                     (949) 823-6000                                           (313) 963-6200

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                             ---------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 29, 2002


PROSPECTUS

                                3,500,000 SHARES

                        [NOBLE INTERNATIONAL, LTD. LOGO]

                                  COMMON STOCK
                            ------------------------

     We are selling 3,500,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "NOBL."


     On August 27, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $11.00 per share.



     YOU SHOULD CONSIDER THE RISKS WE HAVE DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 7 BEFORE BUYING SHARES OF OUR COMMON STOCK.

                            ------------------------


                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price.......................................  $           $
Underwriting discounts and commissions......................  $           $
Proceeds, before expenses, to us............................  $           $




                            ------------------------

     The underwriters may purchase up to an additional 525,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover unfulfilled customer orders for our common stock.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters expect to deliver the shares to purchasers on or before
          , 2002.
                            ------------------------


RAYMOND JAMES


                                                          GERARD KLAUER MATTISON

                THE DATE OF THIS PROSPECTUS IS           , 2002.

                       [INSIDE FRONT COVER OF PROSPECTUS]

     Photographs will include:

     Noble's 500,000 sq. ft. laser welding facility in Warren, Michigan annually produces in excess of 6.0 million laser welded blanks.

     Noble periodically conducts microscopic inspections of laser welds to confirm their integrity.

     WE OPERATE OUR LOGISTICS BUSINESS SEGMENT AS NOBLE LOGISTIC SERVICES(TM). ALL OTHER TRADEMARKS AND SERVICE MARKS APPEARING IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE HOLDERS.
                             ---------------------

IN CONNECTION WITH AN UNDERWRITTEN OFFERING, SEC RULES PERMIT THE UNDERWRITERS TO ENGAGE IN TRANSACTIONS THAT STABILIZE THE PRICE OF OUR COMMON STOCK. THESE TRANSACTIONS MAY INCLUDE PURCHASES FOR THE PURPOSE OF FIXING OR MAINTAINING THE PRICE OF THE COMMON STOCK AT A LEVEL HIGHER THAN THE MARKET WOULD DICTATE IN THE ABSENCE OF SUCH TRANSACTIONS.

                                    SUMMARY

     This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and the notes to those statements, and the other documents to which we have referred you. Except as the context otherwise requires, in this prospectus the terms "we," "us," "our" and "Noble" refer to Noble International, Ltd. and its subsidiaries considered as one enterprise. Except as otherwise noted, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

                           NOBLE INTERNATIONAL, LTD.

     We operate in three business segments: automotive, heavy equipment and logistics. Our automotive segment is our largest segment by net sales and presently represents a substantial majority of our pretax earnings. In our automotive segment, we believe that we are the largest competitor in the growing market to supply laser-welded blanks to the North American automotive industry. In our heavy equipment segment, we provide components and contract manufacturing services to leading original equipment manufacturers ("OEMs"), and we also manufacture specialty equipment marketed under our own brand. In our logistics segment, we are a leading provider of same-day delivery services in 28 U.S. metropolitan markets predominantly in the west and south.

     We believe all three of our business segments have attractive opportunities for internal growth. Due to substantial recent awards of new business, we believe that our automotive segment will enjoy the most rapid expansion in the near term from continued growth in the number of laser-welded blank applications used per new vehicle produced in North America. We have previously used acquisitions of existing businesses as a means of entering new segments and to advance our strategic objectives within a segment. We have no agreements at present to acquire or divest any businesses, but may consider such transactions in the future.

     Our three business segments are:


     - Automotive. Our automotive segment was our original line of business and remains our largest segment. For the six months ended June 30, 2002, our automotive segment represented 48.6% of our net sales and 79.7% of the pretax earnings of our operating segments. As the leading supplier of laser-welded blanks to the North American automotive industry, we provide integrated manufacturing, design, planning, engineering and other value-added services to OEMs and their major component suppliers. Our laser-welded blanks are presently used in numerous vehicle models of DaimlerChrysler, Ford, General Motors, Nissan and Honda. In many cases, the parts contained in vehicles need to possess different characteristics in different areas. Laser-welded blanks are combinations of flat sheet metal of varying thickness, strength, coating and/or alloy which, when welded together before stamping, result in a product that possesses the desired characteristics in the appropriate areas of the finished stamping. In contrast, conventional blanks are cut from a single steel coil and possess a uniform thickness, strength, coating and alloy. Conventional blanks typically require reinforcements and additional processing or, alternatively, the use of more expensive materials with the specific characteristics throughout the entire part, when those characteristics are needed only in certain sections of the part. Therefore, the use of laser-welded blanks in automotive applications typically results in cost, weight and safety benefits compared to conventional blanks of a uniform character. Besides providing laser-welded blanks, we also perform laser welding and cutting of other automotive components.



     - Heavy Equipment. We entered the heavy equipment market principally through our December 2001 acquisition of Eagle-Picher Industries Inc.'s construction equipment division. We believe the manufacturing skills and trade practices of our automotive segment are similar in many respects to those of the heavy equipment market. In fact, a number of leading automotive parts suppliers also serve the heavy equipment market. For the six months ended June 30, 2002, our heavy equipment segment represented

       20.9% of our net sales and 15.5% of the pretax earnings of our operating segments. We provide contract manufacturing services to OEMs, such as Caterpillar and Terex. For Caterpillar, we perform component fabrication and assembly of its wheeled tractor-scrapers. For Terex, we fabricate and assemble several key components of its large volume MT Series mining trucks and provide other selected truck assemblies. We also design, manufacture and market our own line of all-terrain fork trucks and pull-scrapers under the Noble brand. These branded products are sold principally through a network of independent heavy equipment dealers.



     - Logistics. We entered the logistics business in 2000 by acquiring two companies that specialize in the niche market for same-day delivery services. The customer base of these companies is composed primarily of auto parts and other automotive-related shippers. Entry into the logistics segment provided us with an opportunity to diversify our company with a segment that was less cyclical and capital-intensive than our laser-welding business. For the six months ended June 30, 2002, our logistics segment represented 30.5% of our net sales and 4.8% of the pretax earnings of our operating segments. We provide both dedicated contract carriage and delivery by our scheduled route network, using one-person crews that are either independent contractors or our employees. Our logistics segment provides business-to-business, same-day delivery of auto parts, pharmaceuticals, perishable foods, printed material and other time-sensitive small goods. We have begun to diversify the customer base of this segment away from automotive-related shippers with an estimated 33% of our logistics segment's net sales now being derived from non-automotive shippers. We operate 28 locations servicing 17 states, primarily in the western and southern regions of the United States.



     Since our inception in 1993, we have experienced substantial growth through internal expansion and acquisitions in our three principal operating segments. Our net sales have grown from $3.3 million in 1994 to $138.2 million in 2001 and to $115.7 million for the six months ended June 30, 2002. Our growth strategy is to capitalize on our managerial, operational and financial skills in order to expand our business through both organic growth and strategic acquisitions. We intend to focus on our three core operating segments -- automotive, heavy equipment and logistics -- and to leverage our skills and existing market share to maximize return on investment and create shareholder value. With respect to growth by acquisition, we believe we approach potential targets with a high degree of selectivity, disciplined valuation parameters and a system for rapid integration of acquired businesses. Key elements of our strategy are:


     - Increase Noble's market share and model penetration for laser-welded blanks. Our production of laser-welded blanks grew from 1.2 million units in 1994 to 11.0 million units in 2001. Our average revenue per blank has also increased over this period, as the complexity and length of welds has generally increased. We believe that we are the largest supplier in the North American market for laser-welded automotive blanks with an estimated 33% market share. Our equipment and technology provide us with the longest reported laser weld currently produced, as well as the lowest reported defect rate. We seek to expand our market share and capture additional business by leveraging our technological strengths, our production capacity and flexibility, and our favorable record for on-time delivery of products with low defect rates. The laser-welded blank market has grown steadily as OEMs have adopted this technology for increasing numbers of applications on vehicles. Presently, laser-welded blanks are used for about three applications on a typical car or light truck, with a few models utilizing from six to 12 applications. An independent market study has identified at least 21 applications for laser-welded blanks, and we believe that as many as 30 applications may ultimately be commercialized. We believe we are well-positioned to capitalize on this growing market.

     - Execute existing book of business in automotive segment. As long periods of time are needed to design new vehicle models and plan their production, automotive OEMs often choose suppliers well in advance of production -- in some cases, more than three years in advance. Automotive suppliers typically will produce parts for the life of the vehicle program (five to seven years for cars and five to ten years for trucks). While none of our agreements with customers assures us of minimum future levels of production, this trade practice does allow some insight into our future expected levels of activity. Since January 2001, we have been awarded vehicle programs that we expect to produce more than $217 million of "value-added" lifecycle sales, based on independent estimates of program volumes. Under current trade practices, each dollar of value-added sales that we realize is typically accompanied by approximately two to three additional dollars of steel processing sales recognized by our automotive segment. These programs are currently scheduled to launch by 2004, and each represents a new vehicle model or substantive update of an existing vehicle model. Of the $217 million in value-added lifecycle sales that we estimate will come from these awards, we expect that 45% will come from Ford, while 55% will come from other customers, including General Motors and Honda. We believe the foundation for growth of our automotive segment through 2005 will come from our new business awards since January 2001, combined with an estimated $188 million of value-added lifecycle sales from previous awards and maintenance of replacement programs.

     - Expand our contract manufacturing and product offerings in the heavy equipment industry. Due to high labor costs and vigorous price competition, heavy equipment OEMs are increasing their use of lower cost contract manufacturers for the production of certain subassemblies and full assemblies. We intend to capitalize on our manufacturing expertise and attractive cost position relative to heavy equipment OEMs to broaden our product and customer base. Our recent contract manufacturing agreement with Terex for its MT series mining trucks is an example of this. Our favorable cost position is the product of moderate labor rates in our Texas and Mexico manufacturing facilities and low overhead. We have significant excess capacity in our heavy equipment facilities, which we believe we can leverage to accept additional business in new product lines without significant capital expenditures. We also seek to grow our net sales in this segment through the development of new products, such as our Noble brand pull-scrapers, which we introduced in February 2002.


     - Expand our logistics customer base by pursuing additional national and regional customer accounts and adding customers in non-automotive industries. For the six months ended June 30, 2002, our logistics segment achieved internal growth in net sales of 10.0% compared to the same period in 2001. When we acquired our logistics business in 2000, the customer base was primarily the after-market automotive parts industry. We have grown this business through successful attraction of customers outside the automotive channel, including shippers in the medical, pharmaceutical, reprographics and consumer products markets. We intend to continue to grow our non-automotive delivery volumes, with an emphasis on building our share of existing markets.


CORPORATE INFORMATION

     Our principal executive offices are located at 28213 Van Dyke Avenue, Warren, Michigan 48093, and our telephone number is (586) 751-5600. Our website is located at www.nobleintl.com. The information contained in our website, however, is not a part of this prospectus.

                                  THE OFFERING


     The following information, which is based on 6,802,155 shares outstanding as of July 31, 2002, assumes that the underwriters do not exercise their over-allotment option to purchase 525,000 additional shares. Please see "Underwriting" for more information concerning this option.


Common stock offered..........    3,500,000 shares


Common stock outstanding after
the offering..................   10,302,155 shares


Use of proceeds...............   We will use the net proceeds from the offering
                                 for expansion of our operations, including capital expenditures and working capital. Until we use the proceeds in our operations, we will use them to reduce borrowings under our senior credit facility or other indebtedness. See "Use of Proceeds" for more information concerning our proposed use of proceeds.

Nasdaq National Market
symbol........................   NOBL

     The outstanding share information in the table above excludes:

     - 439,400 shares of common stock issuable upon exercise of outstanding options at a weighted-average exercise price of $7.53 per share;

     - 205,275 shares of common stock issuable upon exercise of outstanding warrants at a weighted-average exercise price of $10.61 per share; and

     - 1,125,590 shares issuable upon conversion of outstanding 6% convertible subordinated debentures at a conversion price of $14.3125 per share.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 8 for a discussion of factors that should be considered by prospective purchasers of our common stock.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


                                                                                                              SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                                JUNE 30,
                                      ------------------------------------------------------------------    ---------------------
                                        1997        1998         1999        2000              2001           2001        2002
                                      ---------   ---------    ---------   ---------       -------------    ---------   ---------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Net sales:
 Product............................  $  12,243   $  60,273    $  85,266   $  87,955         $  77,290      $  30,462   $  82,703
 Services...........................         --          --           --      21,826            60,938         29,633      32,998
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Total net sales.....................     12,243      60,273       85,266     109,781           138,228         60,095     115,701
Cost of sales
 Products...........................      6,440      40,581       56,438      64,457            59,234         21,960      69,329
 Services...........................         --          --           --      17,219            48,239         23,162      26,375
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Total cost of sales.................      6,440      40,581       56,438      81,676           107,473         45,122      95,704
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Gross margin........................      5,803      19,692       28,828      28,105            30,755         14,973      19,997
Selling, general and administrative
 expenses...........................      3,248      11,847       15,760      23,004            22,472         10,649      13,086
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Operating profit....................      2,555       7,845       13,068       5,101             8,283          4,324       6,911
Interest expense....................       (553)       (844)      (1,819)     (2,929)           (4,586)        (2,620)     (1,520)
Other, net..........................       (142)         47          280         240             3,203          1,592         293
Earnings from continuing operations
 before income taxes, minority
 interest and extraordinary item....      1,860       7,048       11,529       2,412             6,900          3,296       5,684
Minority Interest...................         23          55           --          --                --             --          --
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Earnings before income taxes and
 extraordinary item.................      1,837       6,993       11,529       2,412             6,900          3,296       5,684
Income tax expense..................        718       2,742        4,235       1,196             2,805          2,354       2,107
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Earnings from continuing operations
 before extraordinary item..........      1,119       4,251        7,294       1,216             4,095            942       3,577
Earnings (loss) from discontinued
 operations.........................       (402)        139         (472)       (115)               --             --          --
Gain on sale of discontinued
 operations.........................         --          --           --      10,044(1)             --             --          --
Extraordinary item..................         --         606(2)        --        (304)(2)         1,567(3)          --          --
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Net earnings........................        717       4,996        6,822      10,841             5,662            942       3,577
Preferred stock dividends...........        144          18           61          49                27             19          10
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Net earnings on common shares.......  $     573   $   4,978    $   6,761   $  10,792         $   5,635      $     923   $   3,567
                                      =========   =========    =========   =========         =========      =========   =========
Basic earnings per common share:
 Earnings per common share from
   continuing operations before
   extraordinary item...............  $    0.22   $    0.59    $    1.01   $    0.16         $    0.61      $    0.14   $    0.53
 Earnings (loss) per common share
   from discontinued operations
   before extraordinary item........      (0.09)       0.02        (0.07)       1.40                --             --          --
Extraordinary item..................         --        0.09(2)        --       (0.04)(2)          0.24(3)          --          --
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Basic earnings per common share.....  $    0.13   $    0.70    $    0.94   $    1.52         $    0.85      $    0.14   $    0.53
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Basic weighted average common shares
 outstanding........................  4,285,134   7,161,872    7,192,328   7,112,311         6,626,212      6,634,571   6,740,327
                                      =========   =========    =========   =========         =========      =========   =========

                                                                                                              SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                                JUNE 30,
                                      ------------------------------------------------------------------    ---------------------
                                        1997        1998         1999        2000              2001           2001        2002
                                      ---------   ---------    ---------   ---------       -------------    ---------   ---------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Diluted earnings per common share:
 Earnings per common share from
   continuing operations before
   extraordinary item...............  $    0.22   $    0.58    $    0.92   $    0.16         $    0.61      $    0.14   $    0.51
 Earnings (loss) per common share
   from discontinued operations
   before extraordinary item........      (0.09)       0.02        (0.05)       1.37                --             --          --
Extraordinary item..................         --        0.08(2)        --       (0.04)(2)          0.24(3)          --          --
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Diluted earnings per common share...  $    0.13   $    0.68    $    0.87   $    1.49         $    0.85      $    0.14   $    0.51
                                      ---------   ---------    ---------   ---------         ---------      ---------   ---------
Diluted weighted average shares
 outstanding........................  4,285,134   7,304,148    8,530,981   7,234,786         6,650,861      6,665,137   6,968,549
                                      =========   =========    =========   =========         =========      =========   =========
Cash dividends declared per common
 share..............................  $   0.000   $   0.000    $   0.000   $   0.225         $   0.300      $    0.15   $    0.16

OTHER FINANCIAL INFORMATION:
EBITDA from continuing
 operations(4)......................  $   3,066   $  11,797    $  19,977   $  13,358         $  18,878      $   9,539   $  10,179
Cash flow provided by (used in):
 Continuing operations..............      1,140       8,228       10,599       9,224               419          1,360       1,553
 Discontinued operations............     (2,433)    (42,133)     (23,432)       (115)               --             --          --
 Investing activities...............    (11,995)    (26,181)     (16,235)     47,447             9,412         15,892      (2,982)
 Financing activities...............     14,926      59,313       28,823     (56,062)           (9,865)       (17,831)      1,039



                                                                 AS OF JUNE 30, 2002
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................  $ 28,110      $ 28,110
  Total assets..............................................   160,489       160,489
  Total debt................................................    73,911        38,171
  Stockholders' equity......................................    51,060        86,800


---------------

(1) In January 2000, we divested our Tiercon Industries, Inc. automotive plastics and coatings business for $93.0 million in cash and stock, resulting in an after-tax gain of $10.0 million.


(2) An extraordinary gain of $606,000 was recorded as a result of the discounted prepayment of unsecured subordinated promissory notes payable to DCT, Inc. and an officer of one of our subsidiaries on December 17, 1998. These notes had an aggregate principal face amount of approximately $10.1 million and, together with accrued interest, were repurchased at a price of $9.7 million in cash. In 2000, an extraordinary loss of $304,000 was recorded as a result of the repurchase of a portion of our 6% convertible debentures. These convertible debentures had a face amount of $6.4 million and unamortized offering expenses of $425,000 and were repurchased at a price of $6.4 million in cash.



(3) An after-tax extraordinary gain of $1.6 million was recorded in connection with our acquisition of certain assets of Eagle-Picher Industries, Inc.'s construction equipment division in December 2001. This gain was the result of the implementation of Statement of Financial Accounting Standards No. 141, "Business Combinations," which requires the excess of the fair value of acquired net assets over the cost associated with an acquisition to be recognized as an extraordinary gain in the period in which the transaction occurs.



(4) EBITDA represents earnings from continuing operations before income taxes, plus interest expense and depreciation and amortization expense. EBITDA is not presented as, and should not be considered, an alternative measure of operating results or cash flows from operations (as determined in accordance with generally accepted accounting principles), but is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. While commonly used, however, EBITDA is not identically calculated by companies presenting EBITDA and is, therefore, not necessarily an accurate means of comparison and may not be comparable to similarly titled measures disclosed by our competitors. Our EBITDA from continuing operations has fluctuated as a result of the divestiture of businesses that were not classified as discontinued operations. The most prominent of these divestitures was the sale of Noble Metal Processing-Midwest, Inc. and Noble Metal Forming, Inc. in 2001.



(5) Adjusted to reflect the sale of 3,500,000 shares we are offering hereby at an assumed offering price of $11.00 per share and the application of the estimated net proceeds therefrom.

                                  RISK FACTORS


     You should consider carefully the following risk factors, together with all of the other information contained in this prospectus (including the documents incorporated by reference) before you decide to purchase any shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and you may lose all or part of your investment.


RISKS RELATED TO OUR OPERATIONS

  WE HAVE A SIGNIFICANT AMOUNT OF OUTSTANDING INDEBTEDNESS, WHICH REDUCES THE CASH AVAILABLE TO FINANCE OUR GROWTH.


     In order to finance our operations, including costs related to various acquisitions, we have incurred substantial indebtedness. As of June 30, 2002, our total indebtedness including current maturities was $73.9 million, and we had the ability to borrow an additional $6.6 million under our credit facility. Our credit facility is secured by substantially all of our assets as well as the assets of our subsidiaries. In addition to certain financial covenants, our credit facility restricts our ability to incur additional indebtedness or pledge assets. We have from time to time been in violation of our financial covenants, requiring us to obtain waivers of default from our lenders. We are currently in compliance with all of the terms of our credit facility. We cannot assure you, however, that we will be able to comply with the terms of our credit facility in the future.


     Our business is subject to all of the risks associated with substantial leverage, including the risk that available cash may not be adequate to make required payments. Our ability to satisfy outstanding debt obligations from cash flow will be dependent upon our future performance and will be subject to financial, business and other factors, many of which may be beyond our control. In the event that we do not have sufficient cash resources to satisfy our repayment obligations, we would be in default, which would have material adverse effects on our business. These effects could include the inability to fund operations, inability to pursue or complete business acquisitions and cross-defaults of other borrowings. Our indebtedness could:

     - make us more vulnerable to unfavorable economic conditions;

     - limit our ability to obtain additional financing to fund future working capital, capital expenditures, strategic acquisitions, alliances and partnerships and other general corporate requirements; and

     - require us to designate a large portion of our cash flow from operations to making payments on our indebtedness, which would prevent us from using it for other purposes.

     In addition, interest rates on borrowings under our credit facility fluctuate based upon changes in various base interest rates. An adverse change in the base rates upon which our interest rate is determined could have a material adverse effect on our financial position, results of operations and cash flows by materially increasing our interest expense.

  BECAUSE WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS, THE LOSS OR INSOLVENCY OF ANY SIGNIFICANT CUSTOMER COULD CAUSE A SIGNIFICANT DECLINE IN OUR NET SALES AND EARNINGS.


     Sales from our automotive segment accounted for 51.2% of our consolidated net sales in fiscal 2001 and 48.6% of our net sales in the six months ended June 30, 2002. In addition, our automotive sales are highly concentrated among a few major OEMs, particularly DaimlerChrysler Corporation (which accounted for 19.9% of our net sales in the six months ended June 30, 2002). The contracts we typically enter into with our automotive customers provide for supplying the customer's requirements for a particular vehicle platform or model, rather than for manufacturing a specific quantity of components. These contracts range from one year to the life of the platform or model, usually three to ten years, and do not require our customer to purchase any minimum number of components. The loss of any one of such customers or a significant reduction in demand for a key vehicle model or group of related models could have a material adverse effect on our business by reducing our net sales and earnings.


     In addition, if one or more of our customers becomes insolvent or otherwise unable to pay for services or products provided by us, our operating results and financial condition would be adversely affected. In February 2002, one of our customers, National Steel, Inc. filed for Chapter 11 bankruptcy. At that time we had accounts receivable of approximately $1.2 million outstanding from National Steel. We are in the process of determining the likelihood of collection of amounts owed to us. There is a significant chance that we will incur a non-cash charge in 2002 for all or a portion of the $1.2 million to reflect the impairment of this asset. We have established a $200,000 reserve to offset the effects of this potential impairment charge on our reported results from operations. Financial distress of any other of our large customers could lead to additional impaired accounts receivable.


  WE ARE SUBJECT TO SUBSTANTIAL CONTINUING PRESSURE FROM OUR CUSTOMERS TO REDUCE COSTS AND IMPROVE PRODUCT PERFORMANCE.

     Both the automotive component supply and heavy equipment industries are fragmented and serve a limited number of customers. Automotive OEMs in particular tend to purchase supplies in significant volumes from few suppliers. As a result, our automotive OEM and heavy equipment customers have significant leverage to demand continual price reductions. If we are unable to generate sufficient production cost savings in the future to offset such price reductions, our gross margins and profitability will decline.

     Our ability to continue to meet customer demands within our automotive and heavy equipment operations with respect to performance, cost, quality and service will depend, in part, upon our ability to remain technologically competitive with our production processes. We may be required to invest significant additional capital or other resources to meet this continuing challenge. Our inability to improve our production technologies could lead to the loss of important customers.

  WE HAVE A LIMITED CONSOLIDATED OPERATING HISTORY.

     We recently acquired a significant portion of our operations. Our historical results of operations for 1999, 2000 and 2001 do not include all of the results of operations of significant businesses acquired in recent periods. As a result, such data are not necessarily indicative of the results that would have been achieved if all of the businesses we acquired had been operated on an integrated basis or of the results that may be realized on a consolidated basis in the future. For example, the heavy equipment business we purchased from Eagle-Picher in December 2001, according to public filings, operated at a loss for the portion of 2001 that it was not owned by us.

  WE OPERATE IN CONSOLIDATING INDUSTRIES AND FACE RISKS RELATING TO RECENT AND FUTURE ACQUISITIONS.

     We may make acquisitions in the future in order to enable us to expand into new geographic markets, add new customers, provide new products, expand manufacturing and service capabilities or increase automotive model penetration with existing customers. Integration of recent acquisitions, or any future acquisitions, may place a strain upon our managerial and financial resources, including diversion of management's attention to the assimilation of the acquired business and our assumption of potential liabilities of the acquired businesses. Realization of the full benefits of our acquisitions will require:

     - the integration of administrative, finance, purchasing, engineering, sales and marketing organizations;

     - the coordination of production efforts; and

     - the implementation of appropriate operational, financial and management systems and controls.

     We cannot assure you that we will be able to integrate these operations successfully. Failure to successfully integrate an acquired business could result in material adverse effects on our results of operations and financial condition, failure to realize expected earnings contributions and diversion of senior management's attention from other important matters.

  WE MAY BE REQUIRED TO MAKE SIGNIFICANT CAPITAL EXPENDITURES TO ATTRACT NEW AUTOMOTIVE PROGRAM AWARDS WITH NO ASSURANCE OF REVENUES.

     Our automotive OEM customers may condition the award of significant new business on our expansion of manufacturing capacity at current or new locations in order to meet their production estimates. Despite our capital investment, the realization of revenue from new program awards is subject to risk and uncertainty, including delays in new program launches, the number of vehicles actually produced varying significantly from estimates, and the customer's right to discontinue a program or replace us with another supplier. In these circumstances, we may assume significant contractual and other obligations and spend substantial amounts that we are unable to recapture through earnings, which would have material adverse effects on our results of operations and financial condition.

  FAILURE TO OBTAIN BUSINESS ON NEW AND REDESIGNED MODEL INTRODUCTIONS WOULD ADVERSELY AFFECT OUR AUTOMOTIVE BUSINESS.

     Our automotive product lines are subject to change as our customers, including both OEMs and Tier 1 suppliers, introduce new or redesigned products. We compete in our automotive segment based on engineering, product design, process capability, quality, cost, delivery and responsiveness. Some of our competitors have greater financial, marketing, manufacturing and distribution resources than we have. We also face competition from OEMs and Tier 1 suppliers, who continually assess the possibility of reducing costs by vertically integrating or using alternate sources for laser-welded blanks. We compete for new business both at the beginning of the development phase of new vehicle models, which generally begins two to five years before the marketing of such models to the public, and upon the redesign of existing models. Our failure to obtain business on new models, or to retain or increase business on redesigned existing models, would adversely affect our net sales.

  OUR OPERATING RESULTS MAY FLUCTUATE BECAUSE WE OPERATE IN INDUSTRIES THAT ARE CHARACTERIZED BY CYCLICALITY AND SEASONALITY, THE EFFECTS OF WHICH MAY HAVE BEEN MASKED BY OUR HISTORICAL GROWTH TREND.

     The automotive industry is highly cyclical and dependent on consumer spending. Economic factors adversely affecting automotive production and consumer spending could adversely impact our business. In addition, the automotive component supply industry is somewhat seasonal. Our net sales and earnings from operations generally increase during the second calendar quarter of each year as a result of the automotive industry's spring selling season, which is the peak sales and production period of the year. Our net sales and earnings from operations generally decrease during July and December of each year as a result of changeovers in production lines for new model years as well as scheduled OEM plant shutdowns for vacations and holidays.

     Our heavy equipment operations are dependent on the construction industry, which can be highly cyclical and heavily dependent on the general health of the economy. Historically, this industry has typically had lower net sales and earnings from operations during the first and fourth quarters of the calendar year.

     Our logistics business is not anticipated to be particularly seasonal. However, the limited operating history since acquisition, and the historical growth trends in these businesses prior to acquisition, may not reflect the seasonality, if any, of the logistics business.

     Our historical results of operations have generally not reflected typical cyclical or seasonal fluctuations in net sales and earnings from operations. Our acquisitions have resulted in a growth trend through successive periods which has outweighed the effect of typical seasonal fluctuations. We cannot assure you that our business will continue its historical growth trend, or that it will not conform to industry norms for seasonality in future periods.

  OUR UNIONIZED WORK FORCES AND THOSE OF OUR CUSTOMERS PRESENT THE RISK OF LABOR INTERRUPTIONS.

     Within the automotive supply industry substantially all of the hourly employees of the OEMs and many Tier 1 suppliers are represented by labor unions. These employees work pursuant to collective bargaining agreements. Currently the workers at our automotive facility in Michigan and at our heavy equipment manufacturing facility in Texas are unionized. Our failure or the failure of any of our significant customers to reach agreement with a labor union on a timely basis, resulting in either a work stoppage or strike, could have a material adverse effect on our business. Periodically our non-unionized production facilities are subject to unionization efforts. We cannot assure you our other facilities will not become unionized in the future.

  THE FAILURE OF SET ENTERPRISES, INC. COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION.


     In February 2001, we sold two of our non-core subsidiaries to SET Enterprises, Inc. ("SET"), a qualified minority business enterprise providing metal processing services to the automotive OEMs. We hold $7.6 million in face value of non-convertible, non-voting preferred stock of SET, subject to mandatory redemption in 2007, and guarantee $10.0 million of SET's senior debt, scheduled to mature in June 2003, incurred in connection with its purchase of our subsidiaries. Due to the amounts invested in our relationship with SET, the failure of SET's business could materially adversely affect our financial condition if it resulted in SET's inability to redeem our preferred stock upon maturity, to pay our accounts receivable and to pay its senior debt resulting in enforcement of our guarantee.


  THE OPERATING RESULTS OF OUR LOGISTICS BUSINESS ARE VULNERABLE TO FACTORS BEYOND OUR CONTROL.

     Our logistics net sales and earnings are especially sensitive to events that are beyond our control, such as weather conditions, economic factors affecting customers, fuel prices and labor availability. Demand for same-day delivery and logistics services may decrease as a result of downturns in the level of general economic activity and employment. The development and increased popularity of facsimile machines and electronic mail has reduced the demand for certain types of delivery services, including same-day delivery services. Similar industry-wide developments may have material adverse effects on our revenues and expenses.

  GOVERNMENT REGULATION OF THE TRANSPORTATION INDUSTRY MAY INCREASE THE OPERATING COSTS OF OUR LOGISTICS BUSINESS.

     At times, federal and state authorities have sought to assert that independent contractors in the transportation industry are employees rather than independent contractors. We believe that the independent contractors we use in some of our logistics operations are not employees under existing interpretations of federal and state laws. However, federal and state authorities may continue to challenge this industry position. Further, laws and regulations, including tax laws, and the interpretations of those laws and regulations, may change. If, as a result of changes in laws, regulations, interpretations or enforcement by federal or state authorities, we are required to pay for and administer added benefits to independent contractors, our operating costs could substantially increase.

  WE MAY FACE CLAIMS IN EXCESS OF OUR INSURANCE COVERAGE IN OUR LOGISTICS OPERATIONS.


     Our logistics operations utilize approximately 2,040 drivers. From time to time some of those drivers are involved in automobile accidents. We currently carry liability insurance of $1 million per occurrence, subject to applicable deductibles, and umbrella coverage of up to $50 million per occurrence. We also require that independent contractors maintain liability insurance of at least the minimum amounts required by state law. However, claims against us may exceed the amounts of our and the independent contractors' insurance coverage. If we were to experience a material increase in the frequency or severity of accidents, liability claims or workers' compensation claims, or unfavorable resolutions of claims, our operating results could be adversely affected.


  WE FACE AN INHERENT RISK OF PRODUCT LIABILITY EXPOSURE WITHIN OUR AUTOMOTIVE AND HEAVY EQUIPMENT OPERATIONS.

     We cannot assure you that material product liability losses will not occur in the future if the failure of one of our products results in personal injury or death. In addition, if any of our products proves to be defective, we may be required to participate in a recall involving such products. We maintain insurance against product liability claims, but we cannot assure you that such coverage will be adequate and will continue to be available to us on acceptable terms or at all. A successful claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall could have a material adverse effect on our business.

  OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY THE IMPACT OF ENVIRONMENTAL AND SAFETY REGULATIONS.

     We are subject to the requirements of federal, state and local environmental and occupational health and safety laws and regulations. We cannot assure you that we will always be in compliance with all such requirements. We have made and will continue to make expenditures to comply with environmental requirements. If we release hazardous substances from one of our properties or from any of our disposals at offsite disposal locations, or if contamination is discovered at any of our current or former properties, we may be held liable, and the amount of such liability could be material.

  WE ARE SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.


     We operate production facilities in Ontario, Canada and Acuna, Mexico. Our business strategy may include the continued expansion of international operations. We are currently considering an expansion of our laser welding operations into Australia through a co-location arrangement with Ford. As we expand our international operations, we will increasingly be subject to the risks associated with such operations, including:


     - fluctuations in currency exchange rates;

     - compliance with local laws and other regulatory requirements;

     - restrictions on the repatriation of funds;

     - inflationary conditions;

     - political and economic instability;

     - war or other hostilities;

     - inconsistent tax structures; and

     - expropriation or nationalization of assets.

     The inability to effectively manage these and other risks could adversely affect our results of operations, financial condition and business.

  OUR BUSINESS IS DEPENDENT ON OUR KEY PERSONNEL.


     Our business is dependent on the efforts and abilities of Robert J. Skandalaris, our Chairman and Chief Executive Officer, and our other executive officers. We have employment agreements with Mr. Skandalaris and with certain other officers. These employment agreements include covenants not to compete with our automotive business for a period of time following termination of employment. We cannot assure you, however, that we can enforce these covenants under applicable law. We do not maintain key-person life insurance on our executives.


RISKS RELATED TO OUR COMMON STOCK

  FOLLOWING THIS OFFERING OUR FOUNDING STOCKHOLDER WILL CONTINUE TO CONTROL A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK.


     As of the date of this prospectus, Robert J. Skandalaris owned and/or controlled 39.7% of our outstanding common stock. Following the offering, Mr. Skandalaris will continue to own or control 26.2% of our common stock. As a result, Mr. Skandalaris has and will continue to exert significant influence over the outcome of all matters submitted to a vote of our stockholders, including the election of directors, amendments to our certificate of incorporation and approval of significant corporate transactions. His voting power could also have the effect of delaying, deterring or preventing a change in control that might be beneficial to other stockholders.

  OUR CHARTER DOCUMENTS INCLUDE ANTI-TAKEOVER PROVISIONS.

     Certain provisions of our certificate of incorporation and bylaws may inhibit changes in control of Noble not approved by our board of directors. These provisions include:

     - a prohibition on stockholder action through written consents;

     - a requirement that special meetings of stockholders be called only by the board of directors;

     - advance notice requirements for stockholder proposals and nominations;

     - limitations on the ability of stockholders to amend, alter or repeal our bylaws; and

     - the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine.

     We are also subject to Section 203 of the Delaware General Corporation Law, which restricts us from engaging in business combinations with "interested stockholders." The foregoing provisions may adversely affect the marketability of our common stock by discouraging potential investors from acquiring our common stock. In addition, these provisions could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders.

  A SIGNIFICANT PORTION OF OUR OUTSTANDING SHARES ARE CURRENTLY ELIGIBLE FOR RESALE AND WE CANNOT PREDICT THE EFFECT OF FUTURE SALES ON OUR MARKET PRICE.


     We cannot predict the effect that future sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock. After this offering, we will have 10,302,155 shares of common stock outstanding. Of those shares, the 3,500,000 shares sold in this offering will be freely tradable unless they are held by affiliates. Of the remaining 6,802,155 shares, 3,864,782 shares, which are currently freely tradable, will remain freely tradable and 2,869,802 shares will be subject to 90-day lock-up agreements. In addition, up to 178,100 shares issuable upon the exercise of options exercisable as of July 31, 2002 may become available for sale in the public markets. The 90-day lock-up period may be shortened upon agreement by the underwriters. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.


  THE POSSIBLE VOLATILITY OF OUR TRADING PRICE INCREASES THE RISK OF AN INVESTMENT IN OUR COMMON STOCK.

     The trading price of our common stock could be subject to significant fluctuations in response to, among other factors, variations in operating results, developments in the industries in which we operate, general economic conditions, fluctuations in interest rates, and changes in securities analysts' recommendations regarding our securities. Such volatility may adversely affect the market price of our common stock.

  OUR EARNINGS COULD DECLINE IF WE WRITE OFF GOODWILL, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


     As a result of purchase accounting for our various acquisitions, we have accumulated a substantial amount of goodwill, amounting to $40.8 million as of June 30, 2002. Due to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," a new accounting standard that went into effect for fiscal years beginning after December 15, 2001, goodwill and other intangible assets with indefinite lives are not amortized but rather tested for impairment annually and/or when circumstances indicate that their fair value has been reduced below carrying value. We adopted SFAS No. 142 on January 1, 2002 and our goodwill no longer will be amortized. We have evaluated our remaining goodwill as of January 1, 2002 and have determined that there will be no impairment upon adoption of SFAS No. 142. However, impairment could appear in future periods.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements that involve risks and uncertainties within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. We use words such as "anticipates," "believes," "expects," "future," "intends," "plans" and similar expressions to identify forward-looking statements. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipate due to a number of uncertainties, including some presently unknown to us. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons. Factors that could cause actual results to differ are described in the "Risk Factors" section and elsewhere in this prospectus and include the following:

     - our significant amount of outstanding indebtedness;

     - our dependence on a limited number of customers;

     - our limited consolidated operating history; and

     - competitive pressures on our business.

     Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in (or incorporated into) this prospectus could have material adverse effects on our business, results of operations, financial condition and stock price.

                             HISTORY OF THE COMPANY


     Since our inception in 1993, we have experienced substantial growth through internal expansion and the execution of acquisitions in our three principal operating segments. We believe we approach potential acquisition targets with a high degree of selectivity, disciplined valuation parameters and a system for rapid integration of acquired businesses. Our net sales have grown from $3.3 million in 1994 to $138.2 million in 2001 and $115.7 million for the first six months of 2002. Following is a brief summary of our principal acquisitions and divestitures by segment since our inception:


AUTOMOTIVE

     In February 1994, we commenced active operations with the acquisition of Noble Component Technologies, Inc. for a purchase price of approximately $750,000, followed by the sale for $500,000 of non-core assets. In January 1996, we completed the acquisition of Cass River Coatings, Inc. for $2.0 million.

     In November 1997, we completed an initial public offering resulting in gross proceeds of $29.7 million. The proceeds from the offering were used:


     - to acquire Noble Metal Processing, Inc., a supplier of laser-welded blanks to the automotive industry, for a purchase price of approximately $18.3 million, making us a leading automotive supplier in a high growth, technology-driven niche;


     - to acquire Noble Metal Forming, Inc. and Utilase Production Process, Inc., in order to expand our offerings to automotive OEMs, for purchase prices of $1.0 million and $850,000, respectively; and

     - to make capital expenditures to expand our business and to discharge other obligations.

     In July 1998, we acquired Tiercon Plastics, Inc. and Tiercon Coatings, Inc. for an aggregate purchase price of approximately $32.6 million in cash and exchangeable preferred shares of our Canadian subsidiary. These acquisitions allowed us to further expand our range of services to the OEMs and expand our position in the growing Canadian automotive supply market.

     In January 2000, we sold Tiercon Plastics, Tiercon Coatings, Cass River Coatings and Noble Component Technologies for approximately $93.0 million. This sale divested us of our plastics and coatings division and provided us with an after tax gain on the sale of approximately $10.0 million.

     We hold $7.6 million in face value of non-convertible, non-voting preferred stock of SET Enterprises, Inc., a qualified minority business enterprise providing metal processing services to automotive OEMs. In February 2001, we sold two of our non-core subsidiaries engaged in the manufacture of metal automotive components to SET for $27.2 million. Our relationship with SET has allowed us to leverage SET's strengths and capabilities in our non-core metal processing operations and to strengthen a relationship with a minority-owned supplier.

HEAVY EQUIPMENT

     In December 2001, we purchased the outstanding capital stock of Construction Equipment Direct, Inc. for $700,000 in cash and stock and acquired certain assets and assumed liabilities of Eagle-Picher Industries, Inc.'s construction equipment division for approximately $6.1 million in cash. We believe these businesses, which now operate as Noble Construction Equipment, Inc., have already benefited from our knowledge and experience in manufacturing. Before these acquisitions, we did not operate in the heavy equipment segment.

LOGISTICS


     In the third quarter of 2000, we completed the acquisitions of DSI Holdings, Inc., for a purchase price of $21.0 million plus 156,114 of our common shares, and of Assured Transportation & Delivery, Inc. and Central Transportation & Delivery, Inc. for an aggregate purchase price of approximately $8.9 million less the assumption of certain debt. These acquisitions provided us with an opportunity to diversify our business with a segment that is less cyclical and capital-intensive than our laser-welding business. At the time of their acquisition, the customer base of these businesses, which now operate as Noble Logistic Services, Inc., consisted almost wholly of auto parts and other automotive-related shippers. We have begun to diversify the customer base of our logistics segment away from automotive-related shippers with an estimated 37% of our logistics segment's net sales now coming from non-automotive shippers.

                                USE OF PROCEEDS


     The net proceeds from this offering are estimated to be approximately $35.7 million ($41.2 million if the underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering to reduce the outstanding balance under our credit facility or other indebtedness. This will increase our borrowing capacity, which we will use as needed for capital expenditures and working capital associated with planned expansion of our operations between 2002 and 2004. We may also use a portion of our available borrowing capacity for potential acquisitions and other general corporate purposes. We have no current arrangements, commitments or understandings, however, to acquire any business.



     At June 30, 2002, the outstanding balance on our revolving line of credit was approximately $53.4 million and bore interest at the rate of approximately 4.0% per annum. Our revolving line of credit matures in September 2002, though we recently obtained a commitment to extend the maturity to September 2005. Our other principal form of indebtedness is $16.1 million in face value of 6% convertible subordinated debentures due July 31, 2005. Interest on the debentures is payable on January 31 and July 31 of each year and the debentures are currently redeemable by us with a premium. The debentures are convertible into common stock at a conversion price of $14.3125 per share (subject to adjustment). We also have $3.5 million in face value of outstanding 7% junior subordinated notes due December 1, 2003. We may redeem the junior notes upon five days' notice without penalty or premium.


                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our common stock is traded on the Nasdaq National Market under the symbol NOBL. Prior to June 30, 1998 our common stock traded on the American Stock Exchange under the symbol NIL. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock, and the cash dividends we have declared:


                                                                          CASH DIVIDENDS
                                                         HIGH     LOW        DECLARED
                                                        ------   ------   --------------
2000:
       First Quarter..................................  $16.10   $12.56           --
       Second Quarter.................................  $15.49   $ 7.56       $0.075
       Third Quarter..................................  $ 9.02   $ 6.07       $0.075
       Fourth Quarter.................................  $ 7.35   $ 4.38       $0.075
2001:
       First Quarter..................................  $ 5.75   $ 4.31       $0.075
       Second Quarter.................................  $ 6.75   $ 4.41       $0.075
       Third Quarter..................................  $ 7.80   $ 4.75       $0.075
       Fourth Quarter.................................  $ 8.19   $ 5.07       $0.075
2002:
       First Quarter..................................  $14.31   $ 8.19       $0.08
       Second Quarter.................................  $15.30   $10.54       $0.08
       Third Quarter (through August 27)..............  $11.55   $ 8.97
                                                        ------   ------



     The closing sale price of our common stock on August 27, 2002, was $11.00. As of July 31, 2002 there were 6,802,155 shares of common stock outstanding, held by approximately 76 record holders.


     During the fiscal years ended December 31, 2000 and 2001, we paid $1.6 million and $2.0 million in dividends, respectively. The dividend payments were made pursuant to resolutions of our board of directors in May 2000 and May 2001 to pay regular quarterly cash dividends of $0.075 per share. In February 2002, our board of directors increased the quarterly dividend to $0.08 per share. Our board of directors has approved the continuation of dividend payments, subject to compliance with applicable law, through May 2003, and we currently intend to continue making quarterly dividend payments thereafter. The payment of dividends on our common stock is within the sole discretion of our board of directors and will depend on several factors, including our financial condition, our results of operations, and our cash flows. Our ability to pay such cash dividends is not materially limited by our debt covenants.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of June 30, 2002:


     - on an actual basis; and


     - on a pro forma basis to give effect to the sale of all of the shares of common stock in this offering at an assumed public offering price of $11.00 per share and the application of the net proceeds, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.


     You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and "Use of Proceeds" on page 16 and "Description of Capital Stock" beginning on page 44.


                                                               AS OF JUNE 30, 2002
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt...........................  $    256    $    256
                                                              --------    --------
Long-term debt, net of current portion......................    54,092      18,352
                                                              --------    --------
Convertible subordinated debentures.........................    16,109      16,109
Junior subordinated notes...................................     3,454       3,454
Stockholders' equity
  Preferred stock, $10 par value, 10% cumulative, authorized
     150,000 shares.........................................        --          --
  Common stock, $.001 par value, authorized 20,000,000
     shares, issued 7,627,400 shares actual and 11,127,400
     shares as adjusted.....................................    23,953      59,693
  Paid-in capital -- warrants, $10 per common share exercise
     price, 90,000 warrants outstanding.....................       121         121
  Retained earnings.........................................    27,335      27,335
  Accumulated comprehensive loss............................      (349)       (349)
                                                              --------    --------
     Total stockholders' equity.............................    51,060      86,800
                                                              --------    --------
       Total capitalization.................................  $124,971    $124,971
                                                              ========    ========



     The outstanding share information in the table above is based on the number of shares outstanding as of June 30, 2002. The table above excludes:


     - 439,400 shares of common stock issuable upon exercise of outstanding options at a weighted-average exercise price of $7.53 per share;

     - 205,275 shares of common stock issuable upon exercise of outstanding warrants at a weighted-average exercise price of $10.61 per share;


     - 1,125,590 shares issuable upon conversion of outstanding 6% convertible subordinated debentures at a conversion price of $14.3125 per share; and


     - any shares issuable upon exercise of the underwriters' over-allotment option. See "Underwriting."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


     The following table sets forth our selected consolidated financial and operating data with respect to the periods indicated. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus. The selected consolidated financial data as of and for each of the fiscal years ended December 31, 1997 through December 31, 2000 have been derived from our Consolidated Financial Statements, which statements have been audited by Grant Thornton LLP, independent public accountants. The selected consolidated financial data as of and for the fiscal year ended December 31, 2001 have been derived from our Consolidated Financial Statements, which statements have been audited by Deloitte & Touche LLP, independent public accountants. The operating data set forth below are unaudited. The selected consolidated financial data as of and for the six-month periods ended June 30, 2001 and 2002 have been derived from our unaudited Consolidated Financial Statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information contained therein. Data for the six-month period ended June 30, 2002 is not necessarily indicative of results to be expected for the fiscal year ended December 31, 2002.



                                                                                                             SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                                JUNE 30,
                                       --------------------------------------------------------------    ------------------------
                                         1997        1998         1999        2000            2001         2001           2002
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Net sales:
  Product............................  $  12,243   $  60,273    $  85,266   $  87,955       $  77,290    $  30,462      $  82,703
  Services...........................         --          --           --      21,826          60,938       29,633         32,998
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Total net sales......................     12,243      60,273       85,266     109,781         138,228       60,095        115,701
Cost of sales
  Products...........................      6,440      40,581       56,438      64,457          59,234       21,960         69,329
  Services...........................         --          --           --      17,219          48,239       23,162         26,375
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Total cost of sales..................      6,440      40,581       56,438      81,676         107,473       45,122         95,704
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Gross margin.........................      5,803      19,692       28,828      28,105          30,755       14,973         19,997
Selling, general and administrative
  expenses...........................      3,248      11,847       15,760      23,004          22,472       10,649         13,086
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Operating profit.....................      2,555       7,845       13,068       5,101           8,283        4,324          6,911
Interest expense.....................       (553)       (844)      (1,819)     (2,929)         (4,586)      (2,620)        (1,520)
Other, net...........................       (142)         47          280         240           3,203        1,592            293
Earnings from continuing operations
  before income taxes, minority
  interest and extraordinary item....      1,860       7,048       11,529       2,412           6,900        3,296          5,684
Minority interest....................         23          55           --          --              --           --             --
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Earnings before income taxes and
  extraordinary item.................      1,837       6,993       11,529       2,412           6,900        3,296          5,684
Income tax expense...................        718       2,742        4,235       1,196           2,805        2,354          2,107
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Earnings from continuing operations
  before extraordinary item..........      1,119       4,251        7,294       1,216           4,095          942          3,577
Earnings (loss) from discontinued
  operations.........................       (402)        139         (472)       (115)             --           --             --
Gain on sale of discontinued
  operations.........................         --          --           --      10,044(1)           --           --             --
Extraordinary item...................         --         606(2)        --        (304)(2)       1,567(3)        --             --
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Net earnings.........................        717       4,996        6,822      10,841           5,662          942          3,577
Preferred stock dividends............        144          18           61          49              27           19             10
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Net earnings on common shares........  $     573   $   4,978    $   6,761   $  10,792       $   5,635    $     923      $   3,567
                                       =========   =========    =========   =========       =========    =========      =========
Basic earnings per common share:
  Earnings per common share from
    continuing operations before
    extraordinary item...............  $    0.22   $    0.59    $    1.01   $    0.16       $    0.61    $    0.14      $    0.53
  Earnings (loss) per common share
    from discontinued operations
    before extraordinary item........      (0.09)       0.02        (0.07)       1.40              --           --             --
Extraordinary item...................         --        0.09(2)        --       (0.04)(2)        0.24(3)        --             --
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Basic earnings per common share......  $    0.13   $    0.70    $    0.94   $    1.52       $    0.85    $    0.14      $    0.53
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Basic weighted average common shares
  outstanding........................  4,285,134   7,161,872    7,192,328   7,112,311       6,626,212    6,634,571      6,740,327
                                       =========   =========    =========   =========       =========    =========      =========

                                                                                                             SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                                JUNE 30,
                                       --------------------------------------------------------------    ------------------------
                                         1997        1998         1999        2000            2001         2001           2002
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Diluted earnings per common share:
  Earnings per common share from
    continuing operations before
    extraordinary item...............  $    0.22   $    0.58    $    0.92   $    0.16       $    0.61    $    0.14      $    0.51
  Earnings (loss) per common share
    from discontinued operations
    before extraordinary item........      (0.09)       0.02        (0.05)       1.37              --           --             --
Extraordinary item...................         --        0.08(2)        --       (0.04)(2)        0.24(3)        --             --
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Diluted earnings per common share....  $    0.13   $    0.68    $    0.87   $    1.49       $    0.85    $    0.14      $    0.51
                                       ---------   ---------    ---------   ---------       ---------    ---------      ---------
Diluted weighted average shares
  outstanding........................  4,285,134   7,304,148    8,530,981   7,234,786       6,650,861    6,665,137      6,968,549
                                       =========   =========    =========   =========       =========    =========      =========
Cash dividends declared per common
  share..............................  $   0.000   $   0.000    $   0.000   $   0.225       $   0.300    $    0.15      $    0.16
OTHER FINANCIAL INFORMATION:
  EBITDA from continuing
    operations(4)....................  $   3,066   $  11,797    $  19,977   $  13,358       $  18,878    $   9,539      $  10,179
  Cash flow provided by (used in):
    Continuing operations............      1,140       8,228       10,599       9,224             419        1,360          1,553
    Discontinued operations..........     (2,433)    (42,133)     (23,432)       (115)             --           --             --
    Investing activities.............    (11,995)    (26,181)     (16,235)     47,447           9,412       15,892         (2,982)
    Financing activities.............     14,926      59,313       28,823     (56,062)         (9,865)     (17,831)         1,039
CONSOLIDATED BALANCE SHEET DATA:
  Total assets.......................     64,630     136,392      174,805     145,207         156,939      124,416        160,489
  Net assets held for sale...........      1,978      44,250       67,210          --              --           --             --
  Working capital (deficiency).......      5,860      46,879       71,979       9,322         (27,389)       4,582         28,110
  Total debt.........................     26,953      87,952      117,588      73,774          71,393       60,554         73,911
  Stockholders' equity...............     27,610      32,337       39,853      43,841          47,381       42,778         51,060


---------------

(1) In January 2000, we divested our Tiercon Industries, Inc. automotive plastics and coatings business for $93.0 million in cash and stock, resulting in an after-tax gain of $10.0 million.


(2) An extraordinary gain of $606,000 was recorded as a result of the discounted prepayment of unsecured subordinated promissory notes payable to DCT, Inc. and an officer of one of our subsidiaries on December 17, 1998. These notes had an aggregate principal face amount of approximately $10.1 million and, together with accrued interest, were repurchased at a price of $9.7 million in cash. In 2000, an extraordinary loss of $304,000 was recorded as a result of the repurchase of a portion of our 6% convertible debentures. These convertible debentures had a face amount of $6.4 million and unamortized offering expenses of $425,000 and were repurchased at a price of $6.4 million in cash.



(3) An after-tax extraordinary gain of $1.6 million was recorded in connection with our acquisition of certain assets of Eagle-Picher Industries, Inc.'s construction equipment division in December 2001. This gain was the result of the implementation of Statement of Financial Accounting Standards No. 141, "Business Combinations," which requires the excess of the fair value of acquired net assets over the cost associated with an acquisition to be recognized as an extraordinary gain in the period in which the transaction occurs.



(4) EBITDA represents earnings from continuing operations before income taxes, plus interest expense and depreciation and amortization expense. EBITDA is not presented as, and should not be considered, an alternative measure of operating results or cash flows from operations (as determined in accordance with generally accepted accounting principles), but is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. While commonly used, however, EBITDA is not identically calculated by companies presenting EBITDA and is, therefore, not necessarily an accurate means of comparison and may not be comparable to similarly titled measures disclosed by our competitors. Our EBITDA from continuing operations has fluctuated as a result of the divestiture of businesses that were not classified as discontinued operations. The most prominent of these divestitures was the sale of Noble Metal Processing-Midwest, Inc. and Noble Metal Forming, Inc. in 2001.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are the leading supplier of laser-welded blanks to the North American automotive industry; a provider of complete products and component assemblies to the heavy equipment industry; and a leading provider of same-day delivery services in the logistics industry.

     Automotive. As the leading supplier of laser-welded blanks to the North American automotive industry, we provide design, engineering, manufacturing, complete program management and other services to the automotive market. The automotive segment has historically been our largest contributor in terms of both net sales and pretax profit. This business has been successful due to the continued acceptance of, and growth in, the application of laser welding technology by the automotive industry. We anticipate that this segment in 2002 will continue to be our largest segment as measured by both net sales and pretax profit. Of our operating segments, the automotive segment is the most capital intensive. Capital expenditures are necessary in order to create the capacity required to meet customers' increased use of laser-welded components. Our customers typically award business to us and issue purchase orders on a periodic basis for production. Automotive suppliers typically will produce parts for the life of the platform and/or model (five to seven years for cars and five to ten years for trucks). Usually a customer will only move laser-welding awards to another supplier if the current supplier has quality or delivery problems. Our customers have never moved production from us for these reasons, and we have never lost business awarded to us upon a new product launch. Furthermore, we periodically have benefited from business transferred to us from our competitors at the customers' request. Our automotive segment's largest cost categories are direct production labor and material. Material consists primarily of steel that is used in the production of laser-welded blanks. Direct production labor consists of the manpower necessary to operate machine stations used in the laser welding process. Steel used in our automotive segment is typically purchased from a steel company designated by the end-user of our products or from the OEM under a steel resale program. Under either scenario we do not incur price risk on our steel purchases as the steel is resold to the customer under an arrangement that compensates us modestly for material handling and for the carrying cost of the steel.


     Heavy Equipment. As a provider to the heavy equipment industry, we provide design, engineering, program management and manufacturing services. We acquired our heavy equipment business in December 2001, recognizing an opportunity to capitalize on our manufacturing expertise and to provide us with another growth vehicle. Although the heavy equipment segment can be capital intensive, we do not expect significant expenditures in the short-term. Although we have only held this segment for a short period of time, it contributed to our pretax earnings in the six months ended June 30, 2002 and is expected to continue to contribute to our earnings. Our heavy equipment segment currently has a contract with Caterpillar, Inc. to produce wheeled tractor scrapers. Caterpillar sets production in 90-day increments and no minimum production commitment by Caterpillar is assured. Our production of all-terrain fork trucks and pull-scrapers is based on orders received from customers. Our heavy equipment segment's largest cost categories are direct production labor and material. Direct labor consists of welders and machine station operators who manufacture the products. Material consists primarily of steel and purchased parts.



     Logistics. As a provider of same-day delivery services, we provide cost-effective delivery solutions to a variety of customers allowing them to focus on their core businesses. The logistics segment, our only service segment, made progress during 2001 in terms of both revenue growth and pretax loss improvements. Our logistics segment was profitable for the six months ended June 30, 2002. We expect the logistics segment to make a positive contribution to pretax profit in the future. Our logistics segment has contracts in place with its customers, but the majority of these contracts are cancelable by the customer upon 30-days' notice to us. The logistics segment is labor-intensive as opposed to the capital intensity found in our automotive and heavy equipment segments. The cost structure is highly variable as the largest operating costs are related to drivers and vehicle operating costs, such as mileage and fuel related to the delivery of services to our customers. Prior to January 1, 2002, we classified our distribution business as a separate segment. Our distribution business was our smallest operating segment, representing approximately 3% of revenue in 2001, and is now included in our logistics segment for financial reporting purposes. Our distribution business has successfully operated in the competitive tooling component and paint and coatings industry, and we expect it to continue to make positive contributions to pretax profit.


     The following table sets forth the net sales of each of our three operating segments for the year ended December 31, 2001 and the six months ended June 30, 2002 (unaudited):



                                                            HEAVY
                                             AUTOMOTIVE   EQUIPMENT   LOGISTICS    TOTAL
                                             ----------   ---------   ---------   --------
                                                        (DOLLARS IN THOUSANDS)
Year ended December 31, 2001...............   $70,769      $ 2,180     $65,279    $138,228
Percentage of total 2001 net sales.........     51.2%         1.6%       47.2%      100.0%
Six months ended June 30, 2002.............   $56,283      $24,187     $35,231    $115,701
Percentage of total first half 2002 net
  sales....................................     48.6%        20.9%       30.5%      100.0%


     Divestitures. We have made two significant divestitures of businesses over the past three years. In 2000, we sold our plastics and coatings division for $93.0 million and recognized a $10.0 million after-tax gain on the sale. In 2001, we sold our metal processing businesses, Noble Metal Processing-Midwest, Inc. and Noble Metal Forming, Inc., to a qualified minority supplier, for $27.2 million, at no book gain or loss. These divestitures resulted in reduced debt, net sales and EBITDA. The negative impact on net income was minimal as we were able to reapply the cash proceeds of these transactions at rates of return equivalent to the earnings of the divested businesses.

RESULTS OF OPERATIONS


     The following table sets forth certain financial data for Noble for each of the three years ended December 31, 1999, 2000 and 2001 and the six-month periods ended June 30, 2001 and 2002:



                                                                      SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          JUNE 30,
                                       ---------------------------   ------------------
                                        1999      2000      2001      2001       2002
                                       -------   -------   -------   -------   --------
                                                        (IN THOUSANDS)
Net sales:
Products.............................  $85,266   $87,955   $77,290   $30,462   $ 82,703
Services.............................       --    21,826    60,938    29,633     32,998
                                       -------   -------   -------   -------   --------
Total net sales......................   85,266   109,781   138,228    60,095    115,701
                                       -------   -------   -------   -------   --------
Cost of sales:
  Products...........................   56,438    64,457    59,234    21,960     69,329
  Services...........................       --    17,219    48,239    23,162     26,375
                                       -------   -------   -------   -------   --------
Total cost of sales..................   56,438    81,676   107,473    45,122     95,704
                                       -------   -------   -------   -------   --------
Gross margin.........................   28,828    28,105    30,755    14,973     19,997
Selling, general and administrative
  expenses...........................   15,760    23,004    22,472    10,649     13,086
                                       -------   -------   -------   -------   --------
Operating profit.....................   13,068     5,101     8,283     4,324      6,911
Loss from unconsolidated affiliate...       --        --        --      (210)        --
Interest income......................        4         5     1,587     1,282        476
Interest expense.....................   (1,819)   (2,929)   (4,586)   (2,620)    (1,520)
Other, net...........................      276       235     1,616       520       (183)
                                       -------   -------   -------   -------   --------
Earnings from continuing operations
  before taxes.......................   11,529     2,412     6,900     3,296      5,684
Income tax expense...................    4,235     1,196     2,805     2,354      2,107
                                       -------   -------   -------   -------   --------
Earnings from continuing operations
  before extraordinary item..........    7,294     1,216     4,095       942      3,577
(Loss) from discontinued
  operations.........................     (472)     (115)       --        --         --
Gain on sale of discontinued
  operations.........................       --    10,044        --        --         --
                                       -------   -------   -------   -------   --------
Earnings before extraordinary item...    6,822    11,145     4,095       942      3,577
Extraordinary item -- extinguishment
  of debt............................       --      (304)       --        --         --
Extraordinary item -- gain on
  acquisition........................       --        --     1,567        --         --
                                       -------   -------   -------   -------   --------
Net earnings.........................    6,822    10,841     5,662       942      3,577
Preferred stock dividends............       61        49        27        19         10
                                       -------   -------   -------   -------   --------
Net earnings on common shares........  $ 6,761   $10,792   $ 5,635   $   923   $  3,567
                                       =======   =======   =======   =======   ========



  SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001



     Net Sales. Our net sales for the six months ended June 30, 2002 reached $115.7 million, an increase of $55.6 million, or 92.5%, compared to the same period of 2001. The increase in sales is attributable to increased revenue from all operating segments. The automotive segment increased sales by 100.5% for the six-month period. This increase was primarily the result of increased value-added sales resulting from the utilization of laser-welded components on more vehicle models and platforms. In addition, our automotive segment's revenue was positively impacted by increased steel sales. Our logistics segment experienced increased sales of

10.0% for the six-month period as this segment continues to execute its strategy. Our net sales were also positively impacted in 2002 by the inclusion of net sales of our heavy equipment segment of $24.2 million for the six-month period. Our heavy equipment segment was acquired in December 2001.



     Cost of Sales. Our cost of sales for the six-month period ended June 30, 2002 increased by $50.6 million to $95.7 million, an increase of 112.1% compared to the same period in 2001. The increase was primarily the result of increased net sales across all segments, increased steel purchases and the inclusion of our heavy equipment segment acquired in December 2001. Cost of sales as a percentage of net sales increased from 75.1% for the six-month period ended June 30, 2001 to 82.7% for the same period in 2002. The increase in the percentage of cost of sales to net sales for the six-month period is due to the increased steel sales in our automotive segment as we transition to a full service supplier from a toll processor, as well as the inclusion of our heavy equipment segment, which has a higher cost of sales as a percentage of sales than our other operating segments. Our logistics segment experienced cost of sales as a percentage of sales consistent with historical results.



     Gross Margin. Our gross margin increased $5.0 million, or 33.6%, to $20.0 million for the period ending June 30, 2002 from $15.0 million for the comparable period in 2001. The increase was primarily the result of the inclusion of our heavy equipment segment, as well as increased sales in our other operating segments. Gross margin as a percentage of net sales decreased from 24.9% in the 2001 six-month period to 17.3% in the 2002 period. The decrease in gross margin as a percentage of sales was primarily the result of increased steel sales within the automotive segment and the inclusion of the heavy equipment segment, as noted above.



     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $2.4 million, or 22.9%, to $13.1 million for the six-month period ended June 30, 2002 as compared to $10.6 million in the comparable period of 2001. This increase was primarily the result of the inclusion of our heavy equipment segment, acquired in December 2001, partially offset by expense reductions in our logistics segment. As a percentage of net sales, such expenses decreased to 11.3% for the six months ended June 30, 2002 from 17.7% for the six months ended June 30, 2001.



     Operating Profit. As a result of the foregoing factors, operating profit increased $2.6 million, or 59.8%, to $6.9 million for the six-month period ended June 30, 2002 from $4.3 million for the same period in 2001. As a percentage of net sales, operating profit decreased slightly to 6.0% for the six months ended June 30, 2002 from 7.2% for the six months ended June 30, 2001.



     Interest Income. Our interest income decreased by $806,000, or 62.9%, to $476,000 for the six-month period ended June 30, 2002 from $1.3 million for the same period in 2001. The decrease was the result of lower notes receivable balances related to the sale of businesses in 2001.



     Interest Expense. Our interest expense decreased 42.0%, to $1.5 million, for the six months ended June 30, 2002 from $2.6 million for the comparable period of 2001. The reduction was the result of lower interest rates and, to a lesser extent, lower borrowings.



     Income Tax Expense. Our income tax expense for the six-month period ended June 30, 2002 decreased 10.5%, or $247,000, to $2.1 million from $2.4 million for the comparable period in 2001. The decrease was primarily the result of a one-time $1.1 million tax expense in the 2001 period related to a difference between the tax and book bases for businesses sold.



     Net Earnings. As a result of the foregoing factors, net earnings for the six-month period ended June 30, 2002 increased to $3.6 million from $942,000 for the comparable period of the prior year, an increase of 286.5%.


  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net Sales. Our net sales increased by $28.4 million, or 25.9%, to $138.2 million for 2001 from $109.8 million for 2000. When adjusted for businesses sold in 2001, revenue increased by $69.9 million, or 106.1%. This significant increase in sales was primarily attributable to two factors. First, our automotive segment, primarily laser welding, increased revenue by $28.5 million, or 71.5%, to $68.4 million from $39.9 million in 2000, when adjusted for the sale of businesses in 2001. This increase in revenue was the result of increased acceptance of our laser welding technology on new and redesigned vehicle platforms, as well as increased steel sales when compared to 2000. Second, our logistics segment increased revenue $39.1 million, or 179.2%, to $60.9 million from $21.8 million in 2000. The increased revenue in our logistics segment was primarily the result of a full year of ownership, as well as this segment's success in executing its strategy in gaining new customers.


     Cost of Sales. Our cost of sales increased by $25.8 million, or 31.6%, to $107.5 million for 2001 from $81.7 million for 2000. When adjusted for the sale of businesses during the year, cost of sales increased $59.5 million, or 130.4%. This increase in cost of sales was primarily attributable to increased production volume within our automotive segment related to value added services and steel. In addition, cost of sales increased due to the inclusion of the full year results of our logistics segment. As a percentage of net sales, cost of sales increased to 77.8% in 2001 from 74.4% in 2000. When adjusted for the sale of businesses during the year, cost of sales as a percentage of net sales increased to 77.4% in 2001 from 69.3% in 2000. This increase in cost of sales as a percentage of net sales was primarily the result of the inclusion of our logistics segment for the full year of 2001. Our logistics segment tends to operate with higher cost of sales as a percentage of net sales than our other operating entities.



     Gross Margin. Our gross margin increased $2.7 million, or 9.4%, to $30.8 million for 2001 from $28.1 million for 2000. When adjusted for the sale of businesses during the year, gross margin increased $10.5 million, or 52.4%. As a percentage of sales, gross margin decreased to 22.2% in 2001 from 25.6% in 2000. When adjusted for the sale of businesses, gross margin as a percentage of net sales decreased to 22.6% in 2001 from 30.5% in 2000. The dollar increase in gross margin was primarily the result of increased volume in value-added services within our automotive segment combined with the full year ownership of our logistics segment. As a percentage of net sales, the gross margin decline was primarily the result of lower gross margins in our logistics segment.



     Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased $532,000, or 2.3%, to $22.5 million for 2001 from $23.0 million for 2000. When adjusted for the sale of businesses during the year, selling, general and administrative expenses increased $3.5 million, or 18.9%. This increase was primarily the result of the inclusion of our logistics segment for the full year, partially offset by lower expenses within our automotive segment. As a percentage of net sales, such expenses decreased to 16.3% for 2001 from 21.0% for 2000. When adjusted for the sale of business during the year, such expenses as a percentage of net sales decreased to 16.4% in 2001 from 28.3% in 2000.



     Operating Profit. As a result of the foregoing factors, operating profit increased $3.2 million, or 62.4%, to $8.3 million for 2001 from $5.1 million for 2000. When adjusted for the sale of businesses during the year, operating profit increased $7.0 million. As a percentage of net sales, operating profit increased to 6.0% for 2001 from 4.6% for 2000.



     Interest Expense. Our interest expense increased $1.7 million, or 56.6%, to $4.6 million for 2001 from $2.9 million for 2000. The increase in interest expense was primarily due to increased borrowings related to the acquisition of our logistics segment during the third quarter of 2000, the temporary financing of the sale of businesses during the first and second quarters, and investments in property, plant and equipment.


     Interest Income. Our interest income for 2001 of $1.6 million was primarily the result of the temporary financing by us of the sale of businesses during the first and second quarters of 2001, as well as a note receivable related to the same transaction.

     Other Income. Our other income increased $1.4 million to $1.6 million for 2001 from $235,000 for 2000. This increase is primarily the result of the assignment of rights related to a prior acquisition for $615,000 and the recording of fee income of $1.0 million related to the arrangement of financing for the purchaser in connection with the sale of businesses earlier this year. This income was partially offset by our recognition of losses related to another acquisition in the third quarter.


     Income Tax Expense. Our income tax expense increased $1.6 million, or 135%, to $2.8 million for 2001 from $1.2 million in 2000. This increase was primarily due to increased earnings before tax. In addition, we incurred a one-time income tax charge of $1.1 million in connection with the difference between the book and tax basis from the sale of businesses in 2001. We also recorded a one-time reduction in income tax expense primarily from the utilization of foreign tax credits against federal income tax expense.


     Net Earnings. As a result of the foregoing factors, net earnings from continuing operations before extraordinary item increased $2.9 million, or 249%, to $4.1 million for 2001 from $1.2 million for 2000.


     Extraordinary Item. An after-tax extraordinary gain of $1.6 million was recorded in connection with our acquisition of certain assets of Eagle-Picher Industries' construction equipment division. This gain was the result of the implementation of Statement of Financial Accounting Standards No. 141, "Business Combinations," which requires the excess of the fair value of acquired net assets over the cost associated with an acquisition to be recognized as an extraordinary gain in the period in which the transaction occurs.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Net Sales. Our net sales increased by $24.5 million, or 28.8%, to $109.8 million for 2000 from $85.3 million for 1999. The substantial increase in net sales is primarily attributable to the acquisition of our logistics segment during the third quarter of 2000 and increased sales of laser-welded blanks. Logistics segment sales were $21.8 million in 2000. This represented 89.0% of the year over year sales increase.

     Cost of Sales. Our cost of sales increased by $25.2 million, or 44.7%, to $81.7 million for 2000 from $56.4 million for 1999. As a percent of net sales, cost of sales increased to 74.4% from 66.1% primarily due to the inclusion of our logistics segment, which has higher costs of sales as a percentage of net sales. In addition, 2000 costs of sales included an unfavorable mix of products produced and longer plant shutdowns within our automotive segment as compared to 1999.

     Gross Margin. The increased level of net sales, primarily due to the acquisition of our logistics segment, was more than offset by the decrease in margin within our automotive segment. This resulted in a decrease of gross margin to $28.1 million for 2000 from $28.8 million for 1999, a decline of 2.5%. As a percentage of net sales, gross margin fell to 25.6% in 2000 from 33.8% in 1999.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $7.2 million, or 45.6%, to $23.0 million for 2000 from $15.8 million for 1999. This increase was primarily due to the acquisition of our logistics segment and the integration costs associated with the acquisition, as well as a $3.9 million restructuring charge recorded in the fourth quarter of 2000 related to the consolidation of operations within our automotive segment. As a percentage of net sales, such expenses increased to 21.0% for 2000 from 18.5% for 1999.

     Operating Profit. As a result of the foregoing factors, operating profit decreased by $8.0 million, or 61.1%, to $5.1 million for 2000 from $13.1 million for the prior year. As a percentage of net sales, operating profit decreased to 4.6% for 2000 from 15.3% for 1999.

     Interest Expense. Our interest expense increased by $1.1 million, or 61.1%, to $2.9 million for 2000 from $1.8 million for 1999. The increase was primarily attributable to increases in our long-term debt to finance additions to property, plant and equipment; higher working capital related to increased sales; as well as to the acquisition of our logistics business.

     Net Earnings. As a result of the foregoing factors, net earnings from continuing operations before extraordinary item decreased by $6.1 million to $1.2 million for 2000 from $7.3 million for 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash requirements have historically been satisfied through a combination of cash flow from operations and equity and debt financings. Working capital needs and capital expenditure requirements have increased as a result of our growth and are expected to continue to increase as a result of anticipated growth. Anticipated increases in required working capital and capital expenditures are expected to be met from our cash flow from operations, revolving credit borrowings, equipment financing and the net proceeds of this offering.

     We generated cash from continuing operations of $419,000 for the year ended December 31, 2001 and $1.6 million for the six-months ended June 30, 2002. Net cash generated by continuing operations in these periods was primarily the result of net earnings and increases in accounts payable, as well as depreciation and amortization expenses. This was partially offset by increases in assets, inventory and accounts receivable and, for the 2001 period, decreases in income taxes payable and accrued liabilities. The significant increase in accounts receivable in 2001 of $15.0 million is primarily the result of the acquisition of our heavy equipment business and the increased sale of steel as part of our automotive operations. The increase in inventories of $5.4 million is also primarily the result of the acquisition of our heavy equipment business.



     We generated cash from investing activities of $9.4 million for the year ended December 31, 2001. This was primarily the result of the sale of two businesses as well as the sale of certain real estate, partially offset by the purchase of our heavy equipment business and expenditures for property, plant and equipment. We used cash from investing activities of $3.0 million for the six months ended June 30, 2002. This was primarily the result of purchases of property, plant and equipment, partially offset by the sale of real estate.



     We used $9.9 million in cash flow from financing activities for the year ended December 31, 2001, primarily for payments on bank borrowings as discussed below. We made payments on long-term debt of $6.3 million; extinguished convertible subordinated debentures of $1.1 million; redeemed common and preferred stock of $1.3 million; paid dividends of $2.0 million; and issued common stock of $1.2 million. For the six months ended June 30, 2002, financing activities provided cash of $1.0 million, primarily from net borrowings on our credit facility.



     In February 2002, National Steel, Inc. filed for Chapter 11 bankruptcy protection. We have a pre-petition account receivable in the amount of approximately $1.2 million. We are in the process of determining the likelihood of collection, but have created a reserve of $200,000 for the possibly uncollectable amount of this receivable. National Steel continues to operate and appears to be experiencing operational improvement coupled with increases in steel prices. We do not believe that National Steel's condition, or possible impairment of our receivable, will have a material adverse impact on our business.



     We maintain a revolving credit facility with Comerica Bank. The amount of the credit facility was $50.0 million at December 31, 2001. At December 31, 2001 we had borrowed $752,000 greater than our credit facility with the permission of the lender. The credit facility was increased to $52.5 million in March 2002 and to $60.0 million in May 2002. The credit facility expires in September 2002. We successfully negotiated a commitment for a new credit facility in the amount of $60 million in May 2002, to be effective in September 2002 and expire in September 2005. We therefore have reclassified our senior debt from current to long-term liabilities. The credit facility is secured by substantially all of our assets and provides for the issuance of up to $5.0 million in standby or documentary letters of credit. The credit facility may be utilized for general corporate purposes, including working capital and acquisition financing, and provides us with borrowing options for multi-currency loans. Borrowing options include a Eurocurrency rate, or a base rate. Advances under the credit facility bore interest at an effective rate of approximately 4.0% and 4.7% as of June 30, 2002 and December 31, 2001, respectively. Costs of originating the credit facility of $735,000 are being amortized over three years. The unamortized balance of origination costs was $105,000 at December 31, 2001 and $0 at June 30, 2002, and is included in other assets. The credit facility is subject to customary financial and other covenants including, but not limited to, limitations on consolidations, mergers, and sales of assets, and bank approval on acquisitions over $25 million ($15 million under the new facility). In addition, we currently guarantee $10.0 million of SET Enterprises, Inc. senior debt, scheduled to mature in June 2003, incurred in connection with its purchase of two businesses from us. To the best of our knowledge, as of the date of this prospectus, SET is not in default with respect to its bank covenants to its lender.



     We have from time to time been in violation of certain of our financial covenants, requiring us to obtain waivers of default from our lenders. At December 31, 2001, June 30, 2002 and the date of this prospectus, we were in compliance with all of our covenants under the credit facility.


     On August 10, 1998, we closed a private offering of 6% convertible subordinated debentures for gross proceeds of $20.8 million. The proceeds were used to reduce the amount of outstanding advances under our credit facility. The debentures mature on July 31, 2005 and interest is payable on January 31 and July 31 of each year; provided, however, that for the first three years, in lieu of cash interest, additional debentures were issued. During 1999, 2000 and 2001 we issued $1.2 million, $1.1 million and $1.0 million, respectively, in principal amounts of additional debentures as payment of interest. The debentures are unsecured obligations which may be redeemed by us during the six months beginning January 31, 2002 at 104.5% of the principal amount (plus accrued interest) and at 102.5%, 101% and 100.5% during each 12 month period thereafter. The debentures are convertible into common stock at $14.3125 per share (subject to adjustment). Beginning January 31, 2004 and on each July 31 and January 31 thereafter, we are required to redeem for cash 25% of the outstanding principal amount of the debentures through the maturity date. During 2001, we redeemed $1.1 million of debentures for $0.35 million in cash and 50,000 shares of our common stock. Offering costs of $1.114 million on the original issuance are being amortized over seven years. The unamortized balance of offering costs is $452,000 at December 31, 2001 and is included in other assets on our consolidated balance sheet.

     On December 22, 1998, we closed a private offering of junior subordinated notes, together with 105,000 warrants to purchase shares of common stock at an exercise price of $10.00 per share expiring on the maturity date, for gross proceeds of $3.5 million with $141,000, or $1.34 per share, attributable to the warrants. The proceeds were used to reduce our credit facility. The junior notes are unsecured obligations, which may be redeemed by us upon five days' notice without penalty or premium. The junior notes mature on December 1, 2003 and interest is payable on June 1 and December 1 of each year at a rate of 7%. Offering costs of $199,000 are being amortized over five years. The unamortized balance of offering costs is $75,000 at December 31, 2001 and is included in other assets on our consolidated balance sheet.

     On April 22, 2002, we completed a sale and leaseback of our Shelbyville, Kentucky facility to our Chief Executive Officer. The sale price was $6.2 million, which was equal to the book value of the property. We used the proceeds of the sale to reduce our debt under our credit facility. The lease has a term of five years and provides for monthly rent of $70,000. The sale price and rent amount were determined by the estimated fair value of the property and estimated prevailing lease rates for similar properties. Although we did not obtain an independent valuation of the property or the terms of the transaction, we believe the terms of the sale and leaseback were at least as favorable to Noble as terms that could have been obtained from an unaffiliated third party.


     Our contractual obligations for future minimum lease payments under non-cancelable lease arrangements and short and long term debt arrangements as of June 30, 2002 are summarized in the table below.


                 FUTURE MATURITIES AND CONTRACTUAL OBLIGATIONS


                                                      LESS THAN
                                             TOTAL     1 YEAR     1-3 YEARS   4-5 YEARS   OVER 5 YEARS
                                            -------   ---------   ---------   ---------   ------------
                                                                  (IN THOUSANDS)
Long-term debt............................  $73,911    $  256      $16,074     $57,581           --
Operating leases for equipment and
  property................................  $33,359    $5,228      $12,588     $ 3,919      $11,624


     We do not participate in or secure any financing for any unconsolidated special purpose entities. We also expect minimum rental income of approximately $1.2 million per year for the period 2002 through 2012 related to the sublease of a portion of one of our manufacturing facilities to a third party.

     The liquidity provided by our existing and committed credit facilities, combined with cash flows from continuing operations and the net proceeds of this offering, are expected to be sufficient to meet currently anticipated working capital and capital expenditure needs and for existing debt service for our two-year planning horizon, assuming no further acquisitions of businesses. Changes in economic conditions or other unforeseen circumstances, however, could require us to obtain additional financing before the end of this period. In addition, we continue to evaluate, and may pursue, opportunistic acquisitions of assets or companies involved in the automotive supply, heavy equipment and logistics industries, which may involve the expenditure of significant funds. Depending upon the nature, size and timing of future acquisitions, we may be required to obtain additional debt or equity financing. There can be no assurance, however, that additional financing will be available to us, when and if needed, on acceptable terms or at all.

     We have planned approximately $35.1 million of capital expenditures for our businesses between 2002 and 2004. More than 90%, or $32.1 million of these expenditures are associated with future growth initiatives of our businesses. Of this $32.1 million, $30.8 million will be utilized by our automotive segment for the purpose of increasing capacity in order to meet the production requirements of our customers for business that has been awarded to us and for the improvement of the efficiency of our existing equipment. Our heavy equipment segment will require approximately $1.3 million in capital expenditures related to the growth of this business. The $3.0 million of capital required for maintenance encompasses maintenance and upgrades to existing production equipment as well as maintenance and upgrades to financial and production management information systems and computer hardware. The following chart outlines our anticipated capital expenditures by operating segment.

                        FORECASTED CAPITAL EXPENDITURES


                                                           2002      2003      2004     TOTAL
                                                          -------   -------   ------   -------
                                                                     (IN THOUSANDS)
Automotive
Maintenance.............................................  $   600   $   600   $  800   $ 2,000
Growth..................................................    9,900    15,500    5,400    30,800
                                                          -------   -------   ------   -------
     Total..............................................  $10,500   $16,100   $6,200   $32,800
Heavy Equipment
Maintenance.............................................  $   100   $   200   $  100   $   400
Growth..................................................      400       500      400     1,300
                                                          -------   -------   ------   -------
     Total..............................................  $   500   $   700   $  500   $ 1,700
Logistics
Maintenance.............................................  $   100   $   100   $  100   $   300
Growth..................................................       --        --       --        --
                                                          -------   -------   ------   -------
     Total..............................................  $   100   $   100   $  100   $   300
Corporate
Maintenance.............................................  $   100   $   100   $  100   $   300
Growth..................................................       --        --       --        --
                                                          -------   -------   ------   -------
     Total..............................................  $   100   $   100   $  100   $   300
                                                          -------   -------   ------   -------
Total...................................................  $11,200   $17,000   $6,900   $35,100
                                                          =======   =======   ======   =======
Total maintenance capital expenditures..................  $   900   $ 1,000   $1,100   $ 3,000
Total growth capital expenditures.......................  $10,300   $16,000   $5,800   $32,100


SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.


     Revenue Recognition. Revenue in all of our segments is recognized when products are shipped or services are rendered. Within the automotive and heavy equipment segments, revenue is recognized when products leave the manufacturing facility and invoices are generated. Within the logistics segment, revenue is recognized when services are rendered, whether or not customers have been invoiced. We do not use percentage of completion accounting for any of our business segments. In our automotive sector, net sales for a specific project may vary widely depending on whether the project is performed on a tolling basis or for our own account. Under tolling, we process steel owned by our customers, and our net sales reflect only our value-added services. Under projects performed for our own account, our net sales reflect both our value-added services and the value of steel purchased by us and passed through to our customers embedded in the price of our finished goods. Over time, an increasing portion of our work in the automotive sector has been performed for our own account and tolling has become less common.

     Property, Plant and Equipment. Our automotive and heavy equipment operations are highly capital intensive. At December 31, 2001 more than 70% of our fixed assets were directly related to the production of products. Property, plant and equipment are stated at cost. Depreciation is provided for using the straight line and various accelerated methods over the estimated useful lives of the assets which range from 5 to 39 years for buildings and improvements and 3 to 10 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. We capitalize interest cost associated with construction in progress. Capitalized interest costs in 2000 and 2001 were $1.3 million and $400,000, respectively. We periodically review the valuation of long-lived assets, based on an evaluation of remaining useful lives and the current and expected future profitability and cash flows related to such assets.

     Goodwill. Goodwill is the excess of cost over the fair value of net assets acquired and through December 31, 2001 was amortized over a 20-year period on the straight-line method. On January 1, 2002 we implemented Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and other intangible assets are no longer amortized. As required under SFAS No. 142, management will regularly evaluate the carrying value of businesses and determine if any impairment exists. As part of the evaluation, we will estimate the fair value of the reporting unit to determine whether or not impairment has occurred. We have evaluated our remaining goodwill as of January 1, 2002 and have determined that there will be no impairment upon adoption of SFAS No. 142.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 2000 we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The adoption of SFAS No. 133 did not have a material effect on our financial statements.

     In July 2001, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," was issued effective for all fiscal years beginning after December 15, 2001. SFAS No. 142 establishes criteria for the recognition of intangible assets and their useful lives. It also results in the ceasing of the amortization of goodwill and requires companies to test goodwill for impairment on at least an annual basis. We were required to adopt SFAS No. 142 on January 1, 2002. We have evaluated our remaining goodwill as of January 1, 2002 and have determined that there will be no impairment upon adoption of SFAS No. 142. We expect that we will no longer record approximately $2.6 million of annual amortization associated with our $41.9 million of goodwill and intangible assets.

     In October 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets," was issued effective for all fiscal years beginning after December 15, 2001. SFAS No. 144 addresses implementation issues associated with SFAS No. 121 and improves financial reporting by establishing one accounting model for long-lived assets to be disposed of by sale. The adoption of SFAS No. 144 is not expected to have a material effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.


     We are exposed to the impact of foreign currency fluctuations. International revenues from our foreign subsidiaries were approximately 11.2% of total net sales for 2001 and 13.4% of total net sales for the six months ended June 30, 2002. Our primary foreign currency exposures are the Canadian dollar and the Mexican peso. We manage our exposures to foreign currency assets and earnings primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset.


     A portion of our assets are based in our foreign operations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected as a separate component of stockholders' equity. Accordingly, our consolidated stockholders' equity will fluctuate depending on the weakening or strengthening of the U.S. dollar against the respective foreign currency.

     Our financial results are affected by changes in U.S. and foreign interest rates due primarily to our credit facility containing a variable interest rates. We do not hold any other financial instruments that are subject to market risk (interest rate risk and foreign exchange rate risk).

                                    BUSINESS

OVERVIEW


     We operate in three business segments: automotive, heavy equipment and logistics. Our automotive segment is our largest segment by net sales and presently represents a substantial majority of our pretax earnings. In our automotive segment, we believe that we are the largest competitor in the growing market to supply laser-welded blanks to the North American automotive industry. In our heavy equipment segment, we provide components and contract manufacturing services to leading original equipment manufacturers, and we also manufacture specialty equipment marketed under our own brand. In our logistics segment, we are a leading provider of same-day delivery services in 28 U.S. metropolitan markets predominantly in the west and south.


     We believe all three of our business segments have attractive opportunities for internal growth. Due to substantial recent awards of new business, we believe that our automotive segment will enjoy the most rapid expansion in the near term from continued growth in the number of laser-welded blank applications used per new vehicle produced in North America. We have previously used acquisitions of existing businesses as a means of entering new segments and to advance our strategic objectives within a segment. We have no agreements at present to acquire or divest any businesses, but may consider such transactions in the future.

     Our three business segments are:


     - Automotive. Our automotive segment was our original line of business and remains our largest segment. For the six months ended June 30, 2002, our automotive segment represented 48.6% of our net sales and 79.7% of the pretax earnings of our operating segments. As the leading supplier of laser-welded blanks to the North American automotive industry, we provide integrated manufacturing, design, planning, engineering and other value-added services to OEMs and their major component suppliers. Our laser-welded blanks are presently used in numerous vehicle models of DaimlerChrysler, Ford, General Motors, Nissan and Honda. In many cases, the parts contained in vehicles need to possess different characteristics in different areas. Laser-welded blanks are combinations of flat sheet metal of varying thickness, strength, coating and/or alloy which, when welded together before stamping, result in a product that possesses the desired characteristics in the appropriate areas of the finished stamping. In contrast, conventional blanks are cut from a single steel coil and possess a uniform thickness, strength, coating and alloy. Conventional blanks typically require reinforcements and additional processing or, alternatively, the use of more expensive materials with the specific characteristics throughout the entire part, when those characteristics are needed only in certain sections of the part. Therefore, the use of laser-welded blanks in automotive applications typically results in cost, weight and safety benefits compared to conventional blanks of a uniform character. Besides providing laser-welded blanks, we also perform laser welding and cutting of other automotive components.



     - Heavy Equipment. We entered the heavy equipment market principally through our December 2001 acquisition of Eagle-Picher Industries Inc.'s construction equipment division. We believe the manufacturing skills and trade practices of our automotive segment are similar in many respects to those of the heavy equipment market. In fact, a number of leading automotive parts suppliers also serve the heavy equipment market. For the six months ended June 30, 2002, our heavy equipment segment represented 20.9% of our net sales and 15.5% of the pretax earnings of our operating segments. We provide contract manufacturing services to OEMs, such as Caterpillar and Terex. For Caterpillar, we perform component fabrication and assembly of its wheeled tractor-scrapers. For Terex, we fabricate and assemble several key components of its large volume MT Series mining trucks and provide other selected truck assemblies. We also design, manufacture and market our own line of all-terrain fork trucks and pull-scrapers under the Noble brand. These branded products are sold principally through a network of independent heavy equipment dealers.


     - Logistics. We entered the logistics business in 2000 by acquiring two companies that specialize in the niche market for same-day delivery services. The customer base of these companies is composed primarily of auto parts and other automotive-related shippers. Entry into the logistics segment provided us with an opportunity to diversify our company with a segment that was less cyclical and capital-intensive than our laser-welding business. For the six months ended June 30, 2002, our logistics segment represented 30.5% of our net sales and 4.8% of the pretax earnings of our operating segments. We provide both dedicated contract carriage and delivery by our scheduled route network, using one-person crews that are either independent contractors or our employees. Our logistics segment provides business-to-business, same-day delivery of auto parts, pharmaceuticals, perishable foods, printed material and other time-sensitive small goods. We have begun to diversify the customer base of this segment away from automotive-related shippers with an estimated 37% of our logistics segment's net sales now being derived from non-automotive shippers. We operate 28 locations servicing 17 states, primarily in the western and southern regions of the United States.


GROWTH STRATEGY

     Our growth strategy is to capitalize on our managerial, operational and financial skills in order to expand our business through both organic growth and strategic acquisitions. We intend to focus on our three core operating segments -- automotive, heavy equipment and logistics -- and to leverage our skills and existing market share to maximize the return on our investment and create shareholder value. Key elements of our growth strategy are discussed below.

     - Increase Noble's market share and model penetration for laser-welded blanks. Our production of laser-welded blanks grew from 1.2 million units in 1994 to 11.0 million units in 2001. Our average revenue per blank has also increased over this period, as the complexity and length of welds has generally increased. We believe that we are the largest supplier in the North American market for laser-welded automotive blanks with an estimated 33% market share. Our proprietary equipment and technology provide us with the longest reported laser weld currently produced, as well as the lowest reported defect rate. We seek to expand our market share and capture additional business by leveraging our technological strengths, our production capacity and flexibility, and our favorable record for on-time delivery of products with low defect rates. The laser-welded blank market has grown steadily as OEMs have adopted this technology for increasing numbers of applications on vehicles. Presently, laser-welded blanks are used for about three applications on a typical car or light truck, with a few models utilizing from six to 12 applications. An independent market study has identified at least 21 applications for laser-welded blanks, and we believe that as many as 30 applications may ultimately be commercialized. We believe we are well-positioned to capitalize on this growing market.

     - Execute existing book of business in automotive segment. As long periods of time are needed to design new vehicle models and plan their production, automotive OEMs often choose suppliers well in advance of production -- in some cases, more than three years in advance. Automotive suppliers typically will produce parts for the life of the vehicle program (five to seven years for cars and five to ten years for trucks). While none of our agreements with customers assures us of minimum future levels of production, this trade practice does allow some insight into our future expected levels of activity. Since January 2001, we have been awarded vehicle programs that we expect to produce more than $217 million of "value-added" lifecycle sales, based on independent estimates of program volumes. Under current trade practices, each dollar of value-added sales that we realize is typically accompanied by approximately two to three additional dollars of steel processing sales recognized by our automotive segment. These programs are currently scheduled to launch by 2004, and each represents a new vehicle model or substantive update of an existing vehicle model. Of the $217 million in value-added lifecycle sales that we estimate will come from these awards, we expect that 45% will come from Ford, while 55% will come from other customers, including General Motors and Honda. We believe the foundation for growth of our automotive segment through 2005 will come from our new business awards since January 2001, combined with an estimated $169 million of value-added lifecycle sales from previous awards and maintenance of replacement programs.

     - Expand our contract manufacturing and product offerings in the heavy equipment industry. Due to high labor costs and vigorous price competition, heavy equipment OEMs are increasing their use of lower cost contract manufacturers for the production of certain subassemblies and full assemblies. We intend to capitalize on our manufacturing expertise and attractive cost position relative to heavy equipment OEMs to broaden our product and customer base. Our recent contract manufacturing agreement with Terex for its MT series mining trucks is an example of this. Our favorable cost position is the product of moderate labor rates in our Texas and Mexico manufacturing facilities and low overhead. We have significant excess capacity in our heavy equipment facilities, which we believe we can leverage to accept additional business in new product lines without significant capital expenditures. We also seek to grow our net sales in this segment through the development of new products, such as our Noble brand pull-scrapers, which we introduced in February 2002.


     - Expand our logistics customer base by pursuing additional national and regional customer accounts and adding customers in non-automotive industries. For the six months ended June 30, 2002, our logistics segment achieved internal growth in net sales of 10.0% compared to the same period in 2001. When we acquired our logistics business in 2000, the customer base was primarily the automotive parts industry. We have grown this business through successful attraction of customers outside the automotive channel, including shippers in the medical, pharmaceutical, reprographics and consumer products markets. We intend to continue to grow our non-automotive delivery volumes, with an emphasis on building our share of existing markets.


OPERATIONS

  AUTOMOTIVE

     We believe we are the leading supplier of laser-welded blanks to the automotive industry. Laser welding of blanks offers significant advantages over other blank welding technologies, including cost, weight and safety benefits. We believe we have developed technology and production processes that permit us to produce laser-welded blanks more quickly and with higher quality and tolerance levels than our competitors. Studies commissioned in 1995 and 2000 by the UltraLight Steel Auto Body Consortium, a worldwide industry association of steel producers, concluded that laser-welded blanks will play a significant role in car manufacturing in the next decade as the automotive industry is further challenged to produce lighter cars for better fuel economy, with enhanced safety features and lower manufacturing costs. In addition, the studies identified 21 potential applications for laser welding of blanks per vehicle. We have identified an additional 9 potential applications. These potential applications, if adopted by OEMs, could provide significant levels of growth in the laser-welded blank segment of the industry.

     The manufacturing of conventional blanks begins with the cutting of part-specific pieces from larger coils, or rolls, of sheet metal. These blanks are then stamped or formed into a part for ultimate spot-weld assembly onto a new vehicle at the OEM. Conventional blanks are cut from a single steel coil and possess a uniform thickness, strength, coating and alloy. In many cases, our customers desire that a particular product possess different characteristics in different areas. When conventional blanks are used, achieving these differences requires reinforcements and additional processing or the use of material with the required characteristic throughout the entire part. In addition, when conventional blanks are used, blanks must be stamped separately prior to being welded together. This results in increased design, assembly and tooling costs, as well as increased waste associated with cutting irregularly shaped parts for reinforcement from single sheets of steel.

     Laser-welded blanks are combinations of flat sheet metal of varying thickness, strength, coating and/or alloy which, when welded together prior to stamping, result in a product that possesses the desired characteristics in the appropriate areas of the finished stampings. The use of laser-welded blanks in automotive applications results in cost, weight and safety benefits. Use of laser-welded blanks frequently decreases the number of dies required to produce the finished product and eliminates the spot welds required to fasten reinforcements to conventional blanks. As a result, tooling costs are decreased due to elimination of dies, and manufacturing costs are decreased due to elimination of stamping and spot-welding operations. Steel utilization is also improved as a result of the ability to assemble smaller, irregular parts into a single blank. We estimate that the use of laser-welded blanks can decrease manufacturing scrap by as much as 30% in certain applications. In addition, by permitting the use of varying weights of steel and eliminating the need for reinforcements, laser-welded blanks can result in decreased vehicle weight and improved gas mileage. For example, many automotive applications require the use of zinc-coated steel, which is more expensive than uncoated steel, in order to improve corrosion resistance. When conventional blanks are used in such applications, coated steel must be used for an entire sub-assembly even when only a portion of the sub-assembly requires corrosion resistance. In contrast, the use of laser-welded blanks in such applications permits the manufacturer to limit its use of coated steel to those areas where it is specifically needed. For each reinforcement included in a sub-assembly produced using conventional blanks, costs are incurred for design, development, engineering, prototyping and die tryout. The use of laser-welded blanks eliminates these costs and shortens the product development cycle.

     The dimensional accuracy of an automobile is a function of the fit and finish of individual components and the associated assembly operations. Laser-welded blanks improve dimensional accuracy by decreasing the number of separate components, eliminating the need for reinforcements and decreasing required assembly operations. This results in improved fit and finish, reduced wind noise and a quieter ride. Because laser-welded blanks are stamped after welding, the welds have higher reliability than spot welds made on conventional blanks after stamping. Weld defects on laser-welded blanks, if any, are likely to become apparent upon stamping, resulting in improved quality control. Laser-welded blanks can also improve the crashworthiness ratings of automobiles since their welds are stiffer and provide continuous load-carrying ability.

     We also provide laser welding and cutting services for a variety of automotive components. The process of laser welding involves the concentration of a beam of light, producing energy densities of 16 to 20 million watts per square inch, at the point where two metal pieces are to be joined. Laser welding allows rapid weld speeds with low heat input, thus minimizing topical distortion of the metal and resulting in ductile and formable welds that have mechanical properties comparable to, or in some cases superior to, the metal being welded. Laser welds provide improved visual aesthetics as well as less likelihood of the rattling associated with multi-piece, spot-welded assemblies. The process of laser cutting involves the same concentrated light-beam production of energy, but uses a different wavelength and mode. A coherent beam of a single wavelength light is focused on a small area of the metal piece to be cut, where the optical energy is converted into thermal energy intense enough to melt and vaporize the affected area.

  HEAVY EQUIPMENT

     We design, engineer and manufacture wheeled tractor scrapers for Caterpillar. A wheeled tractor scraper is a large bowled vehicle capable of holding up to 23 cubic yards of soil, which is pulled by a high horsepower vehicle. Attached to the bowl is a cutting edge that can clear a path up to four inches deep, placing the soil in the bowl for disposal at another location. We manufacture and assemble many of the components of the bowl and frame, and we install engines and other components supplied by Caterpillar. Our wheeled tractor scrapers are made to order to the customer's specifications.


     We recently entered into a three-year contract manufacturing agreement to manufacture certain components of Terex Corporation's MT Series of mining trucks. We manufacture, fabricate and assemble the frame, the operator's compartment, axles and various other subassemblies for these mining trucks. These vehicles are capable of holding payloads between 120 and 260 tons of material and are utilized at a variety of locations where removal of large quantities of material is required. In addition, we will manufacture and assemble specialty payhauler truck products for Terex.


     We design, engineer and manufacture a Noble brand pull-scraper. Our pull-scraper can be towed with common equipment such as a farm tractor, doing the same work as a wheeled tractor scraper at a fraction of the cost. The pull-scrapers are usually sold and used in tandem and can carry varying quantities of soil. We sell our pull-scrapers as complete units to independent dealers or other end users with specific manufacturing requirements.

     We design, engineer, manufacture and assemble all-terrain fork trucks and truck-mounted fork trucks. These products are then sold to an established system of dealers throughout the United States. All-terrain fork trucks are typically used in construction, landscaping and other off-road applications where the terrain is uneven or unstable and not well-suited to standard forklifts.

  LOGISTICS

     We provide same-day delivery services to customers in a variety of industries. Our logistics services include both dedicated contract services and scheduled routed services. We currently operate 28 locations servicing 17 states:

                                [LOGOISTIC MAP]

     We provide dedicated contract services, such as fleet replacement solutions, dedicated delivery systems and transportation systems management services. These services provide customers such as major pharmaceutical wholesalers and automotive dealerships with the control and flexibility of an in-house fleet together with the economic benefits of outsourcing.

     Scheduled delivery services are provided on a recurring basis. We receive large shipments of products, which are then sorted, routed and delivered. These deliveries are made in accordance with a customer's specific schedule that generally provides for deliveries to be made at particular times. Typical routes may include deliveries from pharmaceutical suppliers to pharmacies, from manufacturers to retailers, or from automobile parts manufacturers to dealers.

     Coordination of delivery personnel is accomplished through pagers, radio or telephone. Dispatchers coordinate shipments for delivery within a specific time frame. Shipments are routed according to type, geographic distance between origin and destination and the time allotted for delivery. In the case of scheduled deliveries, routes are designed to minimize the costs of the deliveries and to enhance route density.

CUSTOMERS AND MARKETING

  AUTOMOTIVE


     Customers. Our automotive industry customers accounted for 51.2% of our net sales and substantially all of the pretax earnings of our operating segments in 2001 and 48.6% of our net sales and 79.7% of such pretax earnings in the six months ended June 30, 2002. Our customers include OEMs such as DaimlerChrysler AG, Ford Motor Company, General Motors and Nissan, as well as other companies that are suppliers to OEMs, known as "Tier 1" suppliers, such as Tower Automotive, Inc. and Magna International, Inc. Only DaimlerChrysler accounted for more than 10% of our consolidated net sales (and 34.7% of our automotive segment net sales) in 2001.


     The North American automotive manufacturing market is dominated by General Motors, Ford and DaimlerChrysler, with the Japanese and European OEMs representing approximately 23% of production in this market in 2001. As illustrated below, we provide laser-welded blanks to most of the automotive OEMs in North America on a range of vehicle models:

     - DaimlerChrysler: Ram pickup, Chrysler Sebring convertible, Jeep Liberty, Chrysler LX, Chrysler LX next generation, Jeep Grand Cherokee.

     - Ford: Focus, Taurus, F Series pickup, Explorer, Explorer next generation, Expedition.

     - General Motors: Saturn Vue, Olds Intrigue, Chevrolet Impala, Cadillac CTS, Saturn Ion coupe, Saturn Ion sedan, Pontiac Grand Prix, Cadillac Eldorado.

     - Nissan:  Tundra, Altima.

     - Honda:  Odyssey, Pilot, Acura, Acura coupe, Accord, Accord coupe.


     - BMW:  Z4


     Contracts. OEMs typically award contracts that cover parts to be supplied for a particular vehicle model or platform. These contracts range from one year to over the life of the model, which is generally three to ten years and do not require the purchase by the OEM of any minimum number of parts. We also compete for new business to supply parts for successor models and therefore are subject to the risk that the OEM will not select us to produce parts on a successor model. Most of the parts we produce have a lead time of two to five years from product development to production. The selling prices of our products are generally negotiated with the customer and are typically not subject to a competitive bid process.

     Project Management. Within our automotive operations, salespeople and project managers are involved in product planning and spend a significant amount of time consulting with OEM engineers in order to facilitate the integration of our products into future automotive models. Orders for laser-welded blanks are typically placed by OEMs directly with producers of coiled steel. Further processing steps, such as blanking, are done either by the steel producer or by an independent processor sub-contracted by the steel producer, which may include us. Our project managers work closely with OEMs during the design phase to promote our specification as the processor prior to the placing of orders by OEMs with steel producers. We also attempt to maintain relationships with domestic steel producers in an effort to obtain sub-contracting work for which no processor has been specified by an OEM.

     Sales and Marketing. Our sales and marketing efforts are designed to create overall awareness of our engineering, program management, manufacturing and assembly expertise to acquire new business and to provide ongoing customer service. Our sales group is organized into customer-dedicated teams within product groups. From time to time, we also participate in industry and customer specific trade and technical shows.

     Strategic Alliance with Minority Supplier. We currently hold $7.6 million in face value of non-convertible non-voting redeemable preferred stock of SET Enterprises, Inc., a Qualified Minority Business Enterprise, which provides metal processing services to the OEMs. We were formerly a 49% shareholder of SET. SET is a preferred supplier to both Ford and DaimlerChrysler engaged in the manufacture of metal automotive components using blanking, stamping and slitting. Our relationship with SET has allowed us to leverage SET's strengths and capabilities in our non-core metal processing operations and to strengthen our relationships with a minority-owned supplier and our OEM customers. SET provides us with blanking services to support our laser welding operations, for which we receive minority credit. We provide operational, strategic and administrative support to SET in exchange for 1% of SET's gross revenues. We have also received new laser welding business as a result of our relationship with SET.

  HEAVY EQUIPMENT


     Customers. Our heavy equipment business was acquired in December 2001 and represented less than 2% of our net sales in 2001, but approximately 20.9% of our net sales in the six months ended June 30, 2002. Our customers include Caterpillar for wheeled tractor scrapers and an established dealer network for all-terrain fork trucks and pull-scrapers. We recently entered into an agreement with Terex to manufacture electric drive hauler trucks and mining trucks. Our fork trucks and pull-scrapers are sold under our Noble brand.

     Sales and Marketing. Within the heavy equipment segment, our salespeople primarily service an independent dealer network that resells our products to end-users. Members of our marketing group also participate in industry tradeshows in order to attract new customers and introduce new products. We also call on OEMs in order to develop contract manufacturing relationships where we produce subassemblies or modules for OEMs. This process involves not only the sales force but also our engineering group.

  LOGISTICS


     Customers. Our logistics customers accounted for 44.1% of our net sales in 2001 and 30.5% of our net sales in the six months ended June 30, 2002. At the time we acquired our logistics businesses in 2000, the customer base consisted almost exclusively of shippers in the auto parts industry. We now service a diverse array of customers, including Pharmerica, Cardinal Health, Gulf States Toyota and BPS Reprographics. Below is a graph showing our estimated revenue mix by type of customer for the six months ended June 30, 2002.


                                  [PIE CHART]

     Sales and Marketing. Within the logistics segment, our direct sales force targets potential customers in the automotive, medical, pharmaceutical, reprographics, consumer products and other industries. Marketing is conducted directly to national or regional customers by designing and offering customized service packages after determining their specific delivery and distribution requirements. We are implementing a coordinated major account strategy by building on established relationships with regional and national customers. Several of the services provided, such as dedicated contract services and routed delivery services, are determined on the basis of competitive bids. Substantial portions of our revenues are through contractual relationships. The customer may terminate most of these contracts on relatively short notice without penalty.

RAW MATERIALS

     The raw materials required for our automotive operations include steel and gases such as carbon dioxide and argon. The raw material required for our heavy equipment operations include steel, gases, welding materials and purchased parts. We obtain raw materials and purchased parts from a variety of suppliers. We employ just-in-time manufacturing and sourcing systems enabling us to meet customer requirements for faster deliveries while minimizing our need to carry significant inventory levels. We have not experienced any significant shortages of raw materials and normally do not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules. Raw materials costs represented approximately 25.7% of our revenues in 2001. We do not believe that we are dependent upon any of our suppliers, despite concentration of purchasing of certain materials from a few sources, as other suppliers of the same or similar materials are readily available. We typically purchase our raw materials on a purchase order basis as needed and have generally been able to obtain adequate supplies of raw materials for our operations. Further, a portion of our automotive business involves the toll processing of materials supplied by our customer, typically a steel manufacturer.

PATENTS AND TRADEMARKS

     We own a number of patents and trademarks related to our products and methods of manufacturing. The loss of any single patent or group of patents would not have a material adverse effect on our business. We also have technology and equipment that constitute trade secrets, which we have chosen not to register in order to avoid public disclosure of them. We rely upon patent and trademark law, trade secret protection and confidentiality or license agreements with our employees, customers and others to protect our proprietary rights.

SEASONALITY AND CYCLICALITY

     Our automotive business is largely dependent upon the automotive industry, which is highly cyclical and is dependent on consumer spending. In addition, the automotive component supply industry is somewhat seasonal. Increased revenues and operating income are generally experienced during the second calendar quarter as a result of the automotive industry's spring selling season, the peak sales and production period of the year. Revenue and operating income generally decreases during July and December of each year as a result of changeovers in production lines for new model years as well as scheduled OEM plant shutdowns for vacations and holidays.

     Our heavy equipment operations are dependent on the construction industry, which can be highly cyclical and heavily dependent on the general health of the economy. We expect our heavy equipment segment to have lower revenue and operating income during the first and fourth quarters of the calendar year.

     Our logistics business is not anticipated to be particularly seasonal. However, the limited operating history since acquisition, and the historical growth trends in these acquired businesses, may not reflect the seasonality, if any, of our logistics business.

     Our historical results of operations have generally not reflected typical cyclical or seasonal fluctuations in revenues and operating income. The acquisitions completed by us have resulted in a growth trend through successive periods which may have masked the effects of cyclical and seasonal fluctuations. There can be no assurance that our business will continue its historical growth trend, or that it will conform to industry norms for cyclicality or seasonality in future periods.

COMPETITION

     The automotive component supply, heavy equipment supply and logistics industries are all highly competitive. Competition in the sale of all of our products in the automotive component and heavy equipment businesses primarily is based on engineering, product design, process capability, quality, cost, delivery and responsiveness. We believe that our performance record places us in a strong competitive position.

     The principal competitive factors in the logistics industry are reliability, quality, breadth of service offerings and price. We compete on all of these factors. We compete with both publicly-held and privately-held companies. Our publicly-held competitors compete with us for large national and regional accounts. Most privately-held competitors operate in only one location or a limited service area.

ENVIRONMENTAL MATTERS

     Our automotive component supply and heavy equipment operations are subject to environmental laws and regulations concerning emissions to the air; discharges to waterways, and generation, handling, storage, transportation, treatment and disposal of waste materials. We are also subject to other federal and state laws and regulations regarding health and safety matters. Each of our production facilities has permits and licenses allowing and regulating air emissions and water discharges. We believe that we are currently in substantial compliance with applicable environmental and health and safety laws and regulations.

GOVERNMENT REGULATION

     Our logistics operations are subject to various state and local regulations and, in many instances, require permits and licenses from state authorities. State and local authorities have the power to regulate the delivery of certain types of shipments and operations within certain geographic areas. Interstate and intrastate motor carrier operations are also subject to safety requirements prescribed by the U.S. Department of Transportation and by state departments of transportation. If we fail to comply with applicable regulations, substantial fines or possible revocation of operating permits is possible.

     In our logistics operations, we seek to ensure that all employee drivers meet safety standards established by us and our insurance carriers as well as by state and federal authorities. In addition, we require independent owner/operators to meet certain specified safety standards. We review prospective drivers in an effort to ensure that applicable requirements are met.

EMPLOYEES AND INDEPENDENT CONTRACTORS


     As of June 30, 2002, we had approximately 2,470 employees. Our automotive operations employed approximately 420 employees. Of this number, approximately 320 of this division's employees are production workers and the balance are engineering, sales and clerical, management and administrative employees. We believe that our relations with our employees are good. Approximately 180 workers at our metal processing plant in Michigan are represented by the United Automobile, Aerospace and Agricultural Implement Workers of America. This plant has not been subject to a strike, lockout or other major work stoppage. The collective bargaining agreement with these workers expires in December 2003.



     Within the heavy equipment operations, we have approximately 600 employees. Of this number approximately 510 of this division's employees are production workers and the balance are engineering, sales, clerical, management and administrative employees. Approximately 100 workers at one of our heavy equipment plants are represented by the International Union of Operating Engineers. This plant has not been subject to a strike, lockout or other major work stoppage. The collective bargaining agreement with these workers also expires in December 2003.



     Within our logistics operations, we have approximately 1,440 employees and 800 independent contract drivers. Of the 1,440 employees, approximately 1,240 are employed as drivers and the balance are employed in management and clerical positions. None of these employees are unionized.


PROPERTIES


     Our automotive operations include two production facilities in the United States and one facility in Canada, some of which are used for multiple purposes. These facilities range in size from 80,000 square feet to 524,000 square feet, with an aggregate of approximately 735,000 square feet. Our heavy equipment operations included three facilities in the United States and one in Mexico and range in size from 10,000 to 420,000 square feet, with an aggregate of approximately 692,000 square feet. In the aggregate, our total manufacturing space is approximately 1.4 million square feet. Our logistics division includes 25 facilities ranging in size from 480 square feet to 33,750 square feet. In aggregate, our logistics division consists of approximately 123,000 square feet. Our distribution division operations are run through four buildings with an aggregate of approximately 16,000 square feet. Of our existing facilities, two are owned and the balance are leased with expiration dates ranging from 2002 through 2012. We believe that substantially all of our property and equipment is in good condition and that we have sufficient capacity to meet our current and expected needs.


GEOGRAPHIC INFORMATION

     The information regarding revenue and long-lived assets set forth in Note N to the annual financial statements and Note C to the interim financial statements included in this prospectus is hereby incorporated by reference.

LEGAL PROCEEDINGS

     We are not a party to any legal proceedings other than routine litigation incidental to our business, none of which we believe to be material.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following are our executive officers and directors:

NAME                           AGE                      POSITIONS HELD
----                           ---                      --------------
Robert J. Skandalaris........  49    Chairman, Chief Executive Officer and Director(1)(4)
Christopher C. Morin.........  43    President and Chief Operating Officer
David V. Harper..............  41    Vice President and Chief Financial Officer
Michael C. Azar..............  38    Vice President, General Counsel and Secretary
Mark T. Behrman..............  39    Director(2)
Lee Musgrove Canaan..........  44    Director(3)
Van E. Conway................  49    Director(1) (2) (4)
Stuart I. Greenbaum..........  65    Director(4)
Daniel J. McEnroe............  39    Director(1)(2)
Jonathan P. Rye..............  45    Director(2)(3)
Thomas L. Saeli..............  45    Director(1) (3)
Anthony R. Tersigni..........  52    Director(3)(4)

---------------

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Committee on Directors and Board Governance

     Robert J. Skandalaris, our founder, currently serves as Chairman of the Board, Chief Executive Officer and Director. Prior to founding Noble in 1993, Mr. Skandalaris was vice chairman and a shareholder of The Oxford Investment Group, Inc., a Michigan-based merchant banking firm, and served as chairman and chief executive officer of Acorn Asset Management, a privately held investment advisory firm. Mr. Skandalaris began his career as a Certified Public Accountant with the national accounting firm of Touche Ross & Co. Mr. Skandalaris holds a M.S.A. in Accounting from Eastern Michigan University.


     Christopher L. Morin joined Noble in June 1997 and currently serves as our President and Chief Operating Officer. Mr. Morin also served as a member of our board of directors from November 1997 through August 1998, and as chief operating officer from June 1997 to August 1998. Mr. Morin serves as the Chief Executive Officer of our subsidiary Noble Manufacturing Group, Inc. and its subsidiary Noble Metal Processing, Inc. Prior to joining Noble, Mr. Morin was the chief operating officer of Talon Automotive Group LLC, a privately held automotive supplier from 1994 through 1997. Prior to joining Talon in 1994, Mr. Morin was the vice president of operations for Irvin Automotive Products, a division of Takata, North America.


     David V. Harper joined Noble in September 2000 and currently serves as Vice President and Chief Financial Officer. Prior to joining Noble, Mr. Harper was co-chief executive and chief financial officer of Moore Medical Corporation, a distributor of medical products from 1998 until 1999. From 1994 to 1998, Mr. Harper was divisional senior vice president & chief financial officer of Primedia, Inc., a leading publishing concern. Mr. Harper also held various management positions with United Technologies Corporation, Business Expansion Capital Corporation and International Dairy Queen, Inc. Mr. Harper holds an M.B.A. in Finance from the Wharton School of the University of Pennsylvania.

     Michael C. Azar joined Noble in November 1996 and currently serves as Vice President, General Counsel and Secretary. Mr. Azar also served as a member of our board of directors from December 1996 until November 1997. Prior to joining Noble, Mr. Azar was employed as general counsel to River Capital, Inc., an investment banking firm, from January through November 1996. From 1988 to 1995, Mr. Azar was engaged in the private practice of law. Mr. Azar received his Juris Doctorate from the University of Detroit School of Law.

     Mark T. Behrman joined our board of directors in January 1999. Mr. Behrman is a co-founder and the chief operating officer of Berko Productions, LLC, an entertainment company that specializes in the production and acquisition of feature films and television programming for worldwide distribution. Previously, Mr. Behrman served as a managing director in the U.S. Operations Division of Trade.com Global Markets, Inc., an international financial services firm, and as the head of corporate finance for its predecessor, BlueStone Capital Partners, LP, an investment banking firm. While employed by Global, Mr. Behrman also held the title of executive vice president of Trade.com Online Securities, Inc., a wholly-owned subsidiary of Global, from January 2001 to August 2001. In October 2001, a petition for voluntary bankruptcy was filed by Online in the U.S. Bankruptcy Court for the Southern District of New York. Prior to joining BlueStone Capital Partners is 1995, Mr. Behrman served as a managing director and the head of corporate finance for Commonwealth Associates. Mr. Behrman began his career at the global investment banking firm of Paine Webber, Inc. Mr. Behrman holds a B.S.B.A. from The State University of New York at Binghamton and an M.B.A. from Hofstra University.


     Lee Musgrove Canaan joined our board of directors in January 2001. Ms. Canaan is currently vice president and senior high yield analyst for AIM Capital Management, Inc., an investment firm located in Houston, Texas. Prior to joining AIM Capital Management, Inc. in 1996, Ms. Canaan was a financial consultant for ARCO Transportation Company in Los Angeles, California. Ms. Canaan holds an M.B.A. in Finance from the Wharton School of the University of Pennsylvania, and is a Chartered Financial Analyst.


     Van E. Conway joined our board of directors in 2002. Mr. Conway is the co-founder and managing partner of Conway, MacKenzie & Dunleavy ("CM&D"), a nationally recognized turnaround and crisis management consultant, providing supply chain management, financial and management consulting to original equipment manufacturers, Tier I and II auto suppliers, as well as other industries. Prior to establishing CM&D in 1987, Mr. Conway served as partner-in-charge of the Emerging Business Services Department at Deloitte & Touche, LLP. Mr. Conway is a Certified Public Accountant and Certified Fraud Examiner. He holds a B.S.B.A. from John Carroll University and an M.B.A. from the University of Detroit.


     Stuart I. Greenbaum, Ph.D. joined our board of directors in January 2001. Mr. Greenbaum is currently the dean and the Bank of America professor of managerial leadership at the John M. Olin School of Business at Washington University in St. Louis. Prior to joining the Olin School in July 2000, Mr. Greenbaum spent 20 years at the Kellogg School of Management at Northwestern University where he was the director of the Banking Research Center and the Norman Strunk Distinguished Professor of Financial Institutions. Mr. Greenbaum holds a Ph.D. in Economics from The John Hopkins University.


     Daniel J. McEnroe joined our board of directors in November 1997. Mr. McEnroe currently is a financial consultant with ForeFront Capital Management, a venture capital consulting firm. Prior to this year, Mr. McEnroe served as the vice president of corporate development of Cogent Communications, Inc. From 1995 to 2001, Mr. McEnroe was the treasurer of Detroit Diesel Corporation. Prior to joining Detroit Diesel Corporation, Mr. McEnroe served as assistant treasurer of Penske Corporation, a privately held holding company whose operating entities included Detroit Diesel Corporation. Mr. McEnroe has been a Certified Public Accountant since 1985 and a Chartered Financial Analyst since 1991. Mr. McEnroe holds a B.S.B.A. from the University of Michigan and an M.B.A. from the Kellogg School of Management at Northwestern University.


     Jonathan P. Rye joined our board of directors in 1999. Mr. Rye is the managing partner of Greenfield Partners, a private investment capital firm specializing in the acquisition of Michigan based manufacturing and service companies. Mr. Rye also serves as chairman of Greenfield Commercial Credit, a commercial financing company established in 1995 to meet the financial needs of Midwest businesses. Prior thereto, Mr. Rye served as chief executive officer of Lamb Technicon, a leading supplier of large automated manufacturing systems with annual sales of $400 million, until its sale to Litton Industries in 1987. Mr. Rye holds an M.B.A. from the University of Michigan.

     Thomas L. Saeli joined our board of directors in 2002. Mr. Saeli is the vice president of mergers and acquisitions for Lear Corporation, responsible for worldwide transactional activities. Prior to joining Lear in 1998, Mr. Saeli was a vice president at The Oxford Investment Group, Inc., a Michigan-based merchant banking firm, and from 1983 to 1988 served as division manager of financial controls for Pepsico, Inc. Mr. Saeli holds an M.B.A. from the Columbia University Graduate School of Business.

     Anthony R. Tersigni, Ed.D. joined our board of directors in November 1997. Dr. Tersigni is the executive vice president and chief operating officer of Ascension Health. From 1995 to 2001, Dr. Tersigni served as president and chief executive officer of St. John Health System, an integrated health delivery system headquartered in Detroit, Michigan. Prior to joining St. John Health System in 1995, Dr. Tersigni was president and chief executive officer of Oakland General Health Systems, Inc., in Madison Heights, Michigan. Dr. Tersigni holds a doctorate in Organizational Development from Western Michigan University.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation earned by our Chief Executive Officer and each of our other four most highly compensated executive officers whose salary plus bonus exceeded $100,000 per annum during any of our last three fiscal years.

                           SUMMARY COMPENSATION TABLE


                                                                           LONG TERM COMPENSATION
                                                                     ----------------------------------
                                      ANNUAL COMPENSATION(1)                                SHARES
                                    ---------------------------      RESTRICTED STOCK     UNDERLYING
NAME AND PRINCIPAL POSITION         YEAR   SALARY($)   BONUS($)         AWARDS(2)       OPTIONS/SARS(#)
---------------------------         ----   ---------   --------      ----------------   ---------------
Robert J. Skandalaris.............  2001   $280,000    $150,000          $43,540                 --
  Chief Executive Officer           2000   $280,000    $330,000(3)            --                 --
                                    1999   $240,000    $122,771               --             50,000(4)
Christopher L. Morin..............  2001   $225,000    $100,000          $10,818             10,000
  President and Chief Operating     2000   $190,000          --               --             10,000
  Officer(5)                        1999   $179,392    $180,000               --             10,000
Michael C. Azar...................  2001   $200,000    $100,000          $ 7,889                 --
  Vice President, General           2000   $160,000    $131,000(3)            --             15,000
  Counsel and Secretary             1999   $145,000    $ 50,725               --             20,000
David V. Harper...................  2001   $225,000    $ 75,000          $12,097                 --
  Vice President and Chief
  Financial Officer(6)
Lloyd P. Jones, III(7)............  2000   $250,000    $264,000(3)            --             10,000
  Former President and              1999   $240,000    $101,450               --            100,000
  Chief Operating Officer


---------------

(1) Does not include any value that might be attributable to job-related personal benefits, the annual value of which has not exceeded the lesser of 10% of annual salary plus bonus or $50,000 for each executive officer.

(2) Granted pursuant to our 2001 Stock Incentive Plan.

(3) Special bonus paid in connection with the sale of our Plastic and Coatings Division in January 2000.

(4) As part of a pre-approved plan, Mr. Skandalaris voluntarily surrendered his options in October 2000 in order to create more availability under the stock option plan for grants to other eligible persons.

(5) Mr. Morin has served as our Chief Operating Officer since May 2000 and as our President since May 2001. Mr. Morin also served as our Chief Operating Officer from June 1997 to August 1998. Mr. Morin also serves as the Chief Executive Officer of our subsidiary, Noble Manufacturing Group, Inc.

(6) Mr. Harper joined Noble in September 2000 as our Chief Financial Officer and Vice President.

(7) Mr. Jones joined Noble in February 1998 as our President and became Chief Operating Officer in August 1998. In June 2000, Mr. Jones resigned as an officer and director of Noble and became President and Chief Executive Officer of our subsidiary, Noble Logistic Services, Inc.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information regarding beneficial ownership of our outstanding common stock as of July 31, 2002 and as adjusted to reflect the sale of 3,500,000 shares of common stock in this offering for (a) each stockholder who is known by us to own beneficially more than 5% of the outstanding common stock; (b) each of our directors; (c) each of our executive officers; and (d) all our directors and executive officers as a group.



                                                                                        PERCENTAGE OF
                                                                                        COMMON STOCK
                                                                                     BENEFICIALLY OWNED
                                                                                  -------------------------
                                                            NUMBER OF SHARES       BEFORE
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                   BENEFICIALLY OWNED(2)   OFFERING   AFTER OFFERING
---------------------------------------                   ---------------------   --------   --------------
Robert J. Skandalaris(3)................................        2,698,899          39.68%        26.20%
Jonathan P. Rye.........................................           81,693           1.20%            *
Christopher L. Morin(4).................................           72,167           1.06%            *
Michael C. Azar(5)......................................           65,526              *             *
Anthony R. Tersigni(6)..................................           23,693              *             *
Daniel J. McEnroe(6)....................................           20,093              *             *
Mark T. Behrman(7)......................................           18,647              *             *
Van E. Conway...........................................           15,221              *             *
David V. Harper.........................................            9,598              *             *
Stuart I. Greenbaum(8)..................................            6,276              *             *
Lee M. Canaan(8)........................................            4,943              *             *
Thomas L. Saeli.........................................            3,887              *             *
All Directors and Officers as a group (12 persons)(9)...        3,020,634          44.41%        29.32%


---------------

 *  Less than 1%.

(1) The address of each named person is 28213 Van Dyke Avenue, Warren, Michigan 48093.


(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, each share of common stock subject to options held by that person that will be exercisable within 60 days of July 31, 2002, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.


(3) Includes 189,396 shares of common stock held by Robert J. Skandalaris as custodian for his three children; and 412,592 shares of common stock over which Mr. Skandalaris exercises voting power pursuant to certain Voting Agreements and Powers of Attorney.

(4) Includes options to purchase 35,000 shares of common stock at $6.23 per share expiring in 2003, 10,500 shares of common stock at $6.05 per share expiring in 2003, and 4,000 shares of common stock at $12.63 expiring in 2005.


(5) Includes options to purchase 7,000 shares of common stock at $6.05 expiring in 2003, 3,500 shares of common stock at $7.86 expiring in 2004 and 6,000 shares of common stock at $12.63 expiring in 2004.


(6) Includes options to purchase 5,000 shares of common stock at $6.23 per share expiring in 2003, 5,000 shares of common stock at $13.55 per share expiring in 2004, 1,250 shares of common stock at $10.63 in 2005, 1,250 shares of common stock at $7.89 expiring in 2005, 1,250 shares of common stock at $6.64 expiring in 2005, and 1,250 shares of common stock at $4.78 expiring in 2005.

(7) Includes options to purchase 1,250 shares of common stock at $10.98 per share expiring in 2004, 5,000 shares of common stock at $13.55 per share expiring in 2004, 1,250 shares of common stock at $10.63 in 2005, 1,250 shares of common stock at $7.89 expiring in 2005, 1,250 shares of common stock at $6.64 expiring in 2005, 1,250 shares of common stock at $4.78 expiring in 2005 and Warrants to purchase 3,704 shares at $10.80 expiring on November 18, 2002.

(8) Includes option to purchase 1,250 shares of common stock at $4.78 per share expiring 2006.


(9) Includes options to purchase an aggregate of 117,250 shares of common stock which are currently exercisable or will become exercisable within 60 days of July 31, 2002.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK


     Our certificate of incorporation authorizes up to 20,000,000 shares of $.001 par value common stock. As of July 31, 2002, there were 7,639,634 shares of common stock issued (including 837,479 shares held in our treasury), held of record by approximately 76 stockholders.


     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of this offering will also be fully paid and nonassessable.

PREFERRED STOCK


     Our certificate of incorporation authorizes up to 150,000 shares of $10 par value preferred stock. Shares of preferred stock may be issued in one or more classes or series at such time and in such quantities as the board of directors may determine. All shares of any one series shall be equal in rank and identical in all respects. There were no shares of preferred stock issued and outstanding as of the date of this prospectus.


     Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to fix the rights, preferences and privileges of each such series, any or all of which may be greater than the rights of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such shares. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Noble without further action by the stockholders. We have no present plans to issue any additional shares of preferred stock.

ANTI-TAKEOVER PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW AND CERTAIN CHARTER PROVISIONS

     We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.


     Our bylaws eliminate the right of stockholders to act by written consent without a meeting unless such written consent is unanimous. In addition, stockholders are not entitled to cumulative voting in the election of directors. The authorization of preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Noble. The foregoing provisions of our certificate of incorporation, our bylaws and the Delaware General Corporation Law may have the effect of deferring hostile takeovers or delaying changes in control of management of Noble.


TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar is American Stock Transfer & Trust Company, 6201 15th Avenue, #3K, Brooklyn, New York 11219.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement
dated          , 2002, the underwriters named below, through their
representatives, Raymond James & Associates, Inc. and Gerard Klauer Mattison & Co., Inc. have severally agreed to purchase from us the respective number of shares of common stock set forth opposite their names below:

                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                   ---------
Raymond James & Associates, Inc. ...........................
Gerard Klauer Mattison & Co., Inc. .........................
                                                               ---------
Total.......................................................   3,500,000

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 525,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover unfulfilled customer orders, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount set forth in the table above.

     The following table summarizes the underwriting discounts and commissions to be paid by us to the underwriters and the expense payable by us for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  WITHOUT
                                                      PER SHARE    OPTION    WITH OPTION
                                                      ---------   --------   -----------
Underwriting discounts and commissions..............
Expenses............................................

     We have been advised that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession not in excess of $     per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $     per share to
certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve to right to reject an order for the purchase of shares, in whole or in part.

     We, our executive officers and our directors have agreed that for a period of 90 days after the date of this prospectus, we and they will not, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly:

     - sell, offer or contract to sell or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, other than any grant of options by us for our common stock under our stock option plans; the exercise of stock options currently outstanding or granted under our stock option plans; or shares of common stock transferred to a trust established by such persons for the sole benefit of such persons or such persons' spouse or descendants, or transferred as a gift or gifts, provided that any donee thereof agrees in writing to be bound by the terms hereof, whether now owned or acquired after the date of this prospectus by any such persons or with respect to which any such persons acquire after the date of this prospectus the power of disposition; or

     - exercise or seek to exercise or effectuate in any manner any rights of any nature that such persons have or may hereafter have to require us to register under the Securities Act any such persons' sale, transfer or other disposition of any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, or to otherwise participate as selling stockholders in any matter in any registration effected by us under the Securities Act.

     Until the offering is completed, applicable rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market, or otherwise.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be require to make in respect thereof.

     This is a brief summary of the material provisions of the underwriting agreement and does not purport to be a complete statement of its terms and conditions. A copy of the underwriting agreement is on file with the SEC as an exhibit to the Registration Statement of which this prospectus forms a part.


     Gerard Klauer Mattison & Co., Inc. ("GKM") received an investment banking fee of $161,000 in connection with our December 2001 acquisition of Noble Construction Equipment, Inc. ("NCE"). David J. Langevin, who was a principal shareholder of NCE, and who is a managing director of GKM, received 53,030 shares of our common stock as consideration for his interest in NCE. In addition, Mr. Langevin provides consulting services to NCE for which he receives $10,000 per month under a one-year agreement expiring in December 2002.



     In addition, GKM, Mr. Langevin and Robert J. Skandalaris, our Chief Executive Officer are members of Quantum Value Management, LLC, which is the general partner of Quantum Value Partners, L.P., an investment fund engaged in private investments. Messrs. Langevin and Skandalaris are also members of Quantum Associates, LLC, which provides management services to Quantum Value Partners, L.P. On April 10, 2002, Quantum Value Partners, L.P., acquired, along with Terex Corp., all of the issued and outstanding stock of Crane & Machinery, Inc.


                                 LEGAL MATTERS

     The validity of our common stock offered hereby will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, Newport Beach, California. Certain legal matters will be passed upon for the underwriters by Foley & Lardner, Detroit, Michigan.

                                    EXPERTS


     The consolidated balance sheet at December 31, 2001 and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for the year then ended, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The consolidated financial statements as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 included and incorporated by reference in this prospectus have been audited by Grant Thornton LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     As permitted by SEC rules, this prospectus does not contain all of the information that prospective investors can find in the registration statement of which it is a part or the exhibits to the registration statement. The SEC permits us to incorporate by reference, into this prospectus, information filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except as superseded or modified by information contained directly in this prospectus or in a subsequently filed document that also is (or is deemed to be) incorporated herein by reference.

     This prospectus incorporates by reference the documents set forth below that we previously have filed (File No. 001-13581) with the SEC pursuant to the Securities Exchange Act of 1934, as amended. These documents contain important information about us and our financial condition.

          1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, except for Item 8.

          2. Our Quarterly Report on Form 10-Q for the three months ended March 31, 2002.

          3. Our Current Report on Form 8-K filed January 3, 2002.


          4. Our Quarterly Report on Form 10-Q for the six months ended June 30, 2002.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site (http://www.sec.gov) that makes available to the public reports, proxy statements, and other information regarding issuers that file electronically with the SEC.

     In addition, we will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Please direct written requests for such copies to Noble International, Ltd., 28213 Van Dyke Avenue, Warren, Michigan 48093, Attention: Michael C. Azar, Secretary. Telephone requests may be directed to the office of our Secretary at (586) 751-5600.

     Shares of our common stock are quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning us can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS
  NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS


ANNUAL FINANCIAL STATEMENTS
Independent Auditors' Reports...............................    F-2
Consolidated Balance Sheets -- December 31, 2000 and 2001...    F-4
Consolidated Statements of Earnings --
  For the years ended December 31, 1999, 2000 and 2001......    F-5
Consolidated Statements of Stockholders' Equity --
  For the years ended December 31, 1999, 2000 and 2001......    F-7
Consolidated Statements of Comprehensive Income --
  For the years ended December 31, 1999, 2000 and 2001......    F-8
Consolidated Statements of Cash Flows --
  For the years ended December 31, 1999, 2000 and 2001......    F-9
Notes to Consolidated Financial Statements..................   F-11
INTERIM FINANCIAL STATEMENTS
Consolidated Balance Sheets --
  December 31, 2001 and June 30, 2002 (unaudited)...........   F-31
Consolidated Statements of Earnings
  For the six-month periods ended June 30, 2001 and 2002
  (unaudited)...............................................   F-32
Consolidated Statements of Comprehensive Income
  For the six-month periods ended June 30, 2001 and 2002
  (unaudited)...............................................   F-32
Consolidated Statements of Cash Flows --
  For the six-month periods ended June 30, 2001 and 2002
  (unaudited)...............................................   F-33
Notes to Interim Financial Statements (unaudited)...........   F-34

                          INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Stockholders of Noble International, Ltd. and Subsidiaries

     We have audited the accompanying consolidated balance sheet of Noble International, Ltd. (a Delaware corporation) and Subsidiaries (the "Company") as of December 31, 2001 and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, such 2001 consolidated financial statements, present fairly, in all material respects, the financial position of Noble International, Ltd. and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Detroit, Michigan
March 11, 2002 (except for the last paragraph under the title,
              "New Accounting Pronouncements" contained in Note A, as to which the date is June 14, 2002)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Board of Directors
Noble International, Ltd.

     We have audited the accompanying consolidated balance sheet of Noble International, Ltd. (a Delaware corporation) and Subsidiaries as of December 31, 2000 and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Noble International, Ltd. and Subsidiaries as of December 31, 2000, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          GRANT THORNTON LLP
Southfield, Michigan
January 31, 2001 (except for the first
four sentences of the paragraph titled
Noble Metal Forming, Inc., Noble Metal

Processing-Midwest, Inc. and S.E.T.

Steel, Inc. contained in Note K, as to
which the date is March 28, 2001)

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
                                                                (IN THOUSANDS,
                                                              EXCEPT SHARE DATA)
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $  1,091   $    943
  Accounts receivable, trade, net of allowance for doubtful
     accounts of $427 and $242 at December 31, 2000 and
     2001, respectively.....................................    20,214     32,556
  Inventories...............................................     8,185     20,495
  Income taxes refundable...................................        --        492
  Prepaid expenses and other assets.........................     1,312      2,708
  Deferred income taxes.....................................     1,566        506
                                                              --------   --------
Total current assets........................................    32,368     57,700
Property, plant and equipment, net..........................    58,673     46,989
Other assets
  Goodwill, net of accumulated amortization of $5,177 and
     $6,516 at December 31, 2000 and 2001, respectively.....    50,148     40,755
  Covenants not to compete, net of accumulated amortization
     of $671 and $921 at December 31, 2000 and 2001,
     respectively...........................................     1,389      1,139
  Other.....................................................     2,629     10,356
                                                              --------   --------
Total non-current assets....................................    54,166     52,250
                                                              --------   --------
Total assets................................................  $145,207   $156,939
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt......................  $    420   $ 51,035
  Accounts payable..........................................    12,180     21,231
  Accrued liabilities.......................................    10,303     12,823
  Income taxes payable......................................       143         --
                                                              --------   --------
Total current liabilities...................................    23,046     85,089
Long-term debt, excluding current maturities................    53,743        809
Convertible subordinated debentures.........................    16,252     16,110
Junior subordinated notes...................................     3,359      3,439
Deferred income taxes.......................................     3,230      2,658
Putable common stock (133,756 shares).......................     1,336      1,203
Redeemable preferred stock..................................       400        250
Stockholders' equity
  Preferred stock, $10 par value, authorized 150,000
     shares.................................................        --         --
  Common stock, $.001 value, authorized 20,000,000 shares,
     issued 7,234,319 and 7,519,186 shares at December 31,
     2000 and 2001, respectively............................    22,857     22,871
  Paid-in capital -- warrants, $10 per common share exercise
     price, 90,000 warrants outstanding.....................       121        121
  Retained earnings.........................................    21,217     24,857
  Accumulated comprehensive loss............................      (354)      (468)
                                                              --------   --------
Total stockholders' equity..................................    43,841     47,381
                                                              --------   --------
Total liabilities and stockholders' equity..................  $145,207   $156,939
                                                              ========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS


                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        2000        2001
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Net sales
  Products..................................................  $  85,266   $  87,955   $  77,290
  Services..................................................         --      21,826      60,938
                                                              ---------   ---------   ---------
Total net sales.............................................     85,266     109,781     138,228
Cost of sales
  Products..................................................     56,438      64,457      59,234
  Services..................................................         --      17,219      48,239
                                                              ---------   ---------   ---------
Total cost of sales.........................................     56,438      81,676     107,473
Gross margin................................................     28,828      28,105      30,755
Selling, general and administrative expenses................     15,760      23,004      22,472
                                                              ---------   ---------   ---------
  Operating profit..........................................     13,068       5,101       8,283
Other income (expense):
  Interest income...........................................          4           5       1,587
  Interest expense..........................................     (1,819)     (2,929)     (4,586)
  Other, net................................................        276         235       1,616
                                                              ---------   ---------   ---------
                                                                 (1,539)     (2,689)     (1,383)
                                                              ---------   ---------   ---------
Earnings from continuing operations before income taxes and
  extraordinary items.......................................     11,529       2,412       6,900
Income tax expense..........................................      4,235       1,196       2,805
                                                              ---------   ---------   ---------
Earnings from continuing operations before extraordinary
  items.....................................................      7,294       1,216       4,095
Preferred stock dividends...................................         61          49          27
                                                              ---------   ---------   ---------
Earnings on common shares from continuing operations........      7,233       1,167       4,068
Discontinued Operations:
(Loss) from discontinued operations (less income taxes of
  $(230) and $(61) in 1999 and 2000)........................       (472)       (115)         --
Gain on sale of discontinued operations (less income taxes
  of $5,561)................................................         --      10,044          --
                                                              ---------   ---------   ---------
Earnings on common shares before extraordinary items........      6,761      11,096       4,068
Extraordinary item -- (loss) on extinguishment of debt (less
  income tax of $(121)).....................................         --        (304)         --
Extraordinary item -- gain on acquisition (less income tax
  of $807)..................................................         --                   1,567
                                                              ---------   ---------   ---------
Net earnings on common shares...............................  $   6,761   $  10,792   $   5,635
                                                              =========   =========   =========

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        2000        2001
                                                              ---------   ---------   ---------
Basic earnings per common share:
Earnings from continuing operations before extraordinary
  item......................................................  $    1.01   $    0.16   $    0.61
Earnings (loss) from discontinued operations................      (0.07)       1.40          --
Extraordinary item -- (loss) on extinguishment debt.........         --       (0.04)         --
Extraordinary item -- gain on acquisition...................         --          --        0.24
                                                              ---------   ---------   ---------
  Basic earnings per common share...........................  $    0.94   $    1.52   $    0.85
                                                              =========   =========   =========
Basic weighted average common shares outstanding............  7,192,328   7,112,311   6,626,212
                                                              =========   =========   =========
Diluted earnings per common share:
Earnings from continuing operations before extraordinary
  item......................................................  $    0.92   $    0.16   $    0.61
Earnings (loss) from discontinued operations................      (0.05)       1.37          --
Extraordinary item -- (loss) on extinguishment of debt......         --       (0.04)         --
Extraordinary item -- gain on acquisition...................         --          --        0.24
                                                              ---------   ---------   ---------
  Diluted earnings per common share.........................  $    0.87   $    1.49   $    0.85
                                                              =========   =========   =========
Diluted weighted average common shares outstanding and
  equivalents...............................................  8,530,981   7,234,786   6,650,861
                                                              =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                    PAID-                  ACCUMULATED
                                         COMMON      IN      RETAINED     COMPREHENSIVE
                                          STOCK    CAPITAL   EARNINGS          LOSS           TOTAL
                                         -------   -------   --------   ------------------   -------
                                                               (IN THOUSANDS)
Balance at December 31, 1998...........  $27,338    $141     $ 5,244          $(386)         $32,337
Redemption of 6,017 shares of common
  stock................................      (41)     --          --             --              (41)
Exercise of 1,046 warrants in
  connection with the initial public
  offering.............................       11      --          --             --               11
Exercise of options under stock option
  plan.................................       62      --          --             --               62
Conversion of subordinated debt into
  32,907 shares of common stock........      453      --          --             --              453
Exercise of 15,000 warrants in
  connection with junior notes.........      170     (20)         --             --              150
Dividends paid on redeemable preferred
  stock................................       --      --         (61)            --              (61)
Net earnings...........................       --      --       6,822             --            6,822
Equity adjustment from foreign currency
  translation..........................       --      --          --            120              120
                                         -------    ----     -------          -----          -------
Balance at December 31, 1999...........   27,993     121      12,005           (266)          39,853
Redemption of 625,823 shares of common
  stock................................   (5,136)     --          --             --           (5,136)
Dividends paid on redeemable preferred
  stock................................       --      --         (49)            --              (49)
Dividends paid on common stock.........       --      --      (1,580)            --           (1,580)
Net earnings...........................       --      --      10,841             --           10,841
Equity adjustment from foreign currency
  translation..........................       --      --          --            (88)             (88)
                                         -------    ----     -------          -----          -------
Balance at December 31, 2000...........   22,857     121      21,217           (354)          43,841
Redemption of 197,800 shares of common
  stock................................   (1,141)     --          --             --           (1,141)
Issuance of 53,030 shares of common
  stock in connection with NCE
  acquisition..........................      350      --          --             --              350
Issuance of 50,000 shares of common
  stock in connection with bond
  retirement...........................      715      --          --             --              715
Issuance of 13,332 shares of common
  stock as director compensation.......       90      --          --             --               90
Dividends paid on common stock.........       --      --      (1,995)            --           (1,995)
Dividends paid on redeemable preferred
  stock................................       --      --         (27)            --              (27)
Net earnings...........................       --      --       5,662             --            5,662
Equity adjustment from foreign currency
  translation..........................       --      --          --           (114)            (114)
                                         -------    ----     -------          -----          -------
Balance at December 31, 2001...........  $22,871    $121     $24,857          $(468)         $47,381
                                         =======    ====     =======          =====          =======

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               1999     2000      2001
                                                              ------   -------   ------
                                                                   (IN THOUSANDS)
Net earnings................................................  $6,761   $10,792   $5,635
Other comprehensive income (loss), equity adjustment from
  foreign currency translation, net of tax..................     120       (88)    (114)
                                                              ------   -------   ------
Comprehensive income........................................  $6,881   $10,704   $5,521
                                                              ======   =======   ======

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings from continuing operations before
     extraordinary items:...................................  $  7,294   $  1,216   $  4,095
  Adjustments to reconcile net earnings to net cash provided by (used in) operations:
     Interest expense.......................................     1,239      1,203      1,519
     Depreciation of property, plant and equipment..........     4,705      5,577      4,758
     Loss from unconsolidated entity........................        --         --        100
     Amortization of goodwill and intangibles...............     1,924      2,440      2,634
     Deferred income taxes..................................     1,277       (299)       357
     Loss (gain) on sale of fixed assets....................        --       (437)       221
  Changes in operating assets and liabilities, net of
     effects of acquisitions
     (Increase) in accounts receivables.....................      (330)    (2,061)   (15,018)
     (Increase) in inventories..............................    (1,018)    (1,124)    (5,442)
     (Increase) decrease in prepaid expenses................      (941)       507     (1,223)
     (Increase) in other assets.............................      (649)      (281)      (184)
     Increase in accounts payable...........................     2,284        207      9,980
     Increase (decrease) in income taxes payable............    (1,845)     1,702       (420)
     Increase (decrease) in accrued liabilities.............    (3,341)       574       (958)
                                                              --------   --------   --------
     Net cash provided by continuing operations.............    10,599      9,224        419
     Net cash used in discontinued operations...............   (23,432)      (115)        --
                                                              --------   --------   --------
     Net cash provided by (used in) operating activities....   (12,833)     9,109        419
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Net proceeds from sale of discontinued operations.........        --     77,254         --
  Purchase of property, plant and equipment.................   (12,350)   (10,236)    (8,701)
  Proceeds from sale of businesses..........................        --         --     23,151
  Acquisitions of businesses, net of cash acquired..........    (3,885)   (21,231)    (6,910)
  Proceeds from sale of fixed assets........................        --      1,660      2,475
  Other long term assets....................................        --         --       (603)
                                                              --------   --------   --------
  Net cash (used in) provided by investing activities.......   (16,235)    47,447      9,412
                                                              --------   --------   --------

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1999       2000      2001
                                                              -------   --------   -------
                                                                     (IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of notes payable -- related parties.............   (1,672)    (5,000)       --
  Proceeds from issuance of common stock....................      243         --     1,155
  Redemption of redeemable preferred stock..................     (187)      (113)     (150)
  Redemption of common stock................................      (41)    (5,136)   (1,141)
  Redemption of convertible subordinated debentures.........       --     (6,376)   (1,105)
  Dividends paid on preferred stock.........................      (61)       (49)      (27)
  Dividends paid on common stock............................       --     (1,580)   (1,995)
  Payments on long-term debt................................     (780)    (5,301)     (300)
  Net proceeds (payments) on note payable to bank...........   31,321    (32,507)   (6,302)
                                                              -------   --------   -------
  Net cash provided by (used in) financing activities.......   28,823    (56,062)   (9,865)
  Effect of exchange rate changes on cash...................      120        (88)     (114)
                                                              -------   --------   -------
  Net (decrease) increase in cash and cash equivalents......     (125)       406      (148)
  Cash and cash equivalents at beginning of period..........      810        685     1,091
                                                              -------   --------   -------
  Cash and cash equivalents at end of period................  $   685   $  1,091   $   943
                                                              =======   ========   =======
SUPPLEMENTAL CASH FLOW DISCLOSURE
  Cash paid for:
     Interest...............................................  $ 9,268   $  3,188   $ 2,948
                                                              -------   --------   -------
     Taxes (net of refunds).................................  $ 2,230   $  4,633   $ 1,569
                                                              -------   --------   -------
  Fair value of assets acquired, including goodwill.........  $ 5,189   $ 33,625   $15,910
  Liabilities assumed.......................................   (1,304)   (11,169)   (9,389)
  Debt issued...............................................       --     (1,225)       --
  Stock issued..............................................       --         --      (350)
                                                              -------   --------   -------
  Cash paid.................................................  $ 3,885   $ 21,231   $ 6,171
                                                              =======   ========   =======

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:

     During 1999, $.472 million of debentures were converted into Common Stock of the Company at $14.3125 per common share, at the election of debenture holders as provided under terms of the debentures.

     During 1999, 2000 and 2001, the Company issued $1.24 million, $1.1 million and $1.0 million of convertible subordinated debentures as payment of interest expense.

     During 2001, $1.105 million of convertible subordinated debentures were repurchased of which part of the purchase price consisted of 50,000 shares of the Company's Common Stock.

     During 2001, 53,030 shares of the Company's Common Stock were issued in connection with the purchase of NCE.

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --
                        DECEMBER 31, 1999, 2000 AND 2001

NOTE A -- BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements as of December 31, 2001 and for the years ended December 31, 1999 and 2000, include Noble International, Ltd. and its wholly-owned subsidiaries, Noble Component Technologies ("NCT"), Monroe Engineering Products, Inc. ("Monroe"), Cass River Coating, Inc. (dba Vassar Industries, "Vassar"), Skandy Corp. ("Skandy"), Utilase Production Process, Inc. ("UPP"), Noble Metal Forming, Inc. ("NMF"), Noble Metal Processing, Inc. ("NMP"), Noble Land Holdings, Inc. ("Land Holdings"), Noble Canada, Inc. ("Noble Canada"), Noble Canada II, Inc. ("Noble Canada II"), Tiercon Plastics, Inc. (formerly Triam Plastics, Inc.) ("TPI"), Tiercon Coatings, Inc. (formerly Centrifugal Coaters, Inc.) ("TCI") and Noble Metal Processing Midwest, Inc. (formerly H&H Steel Processing Company, Inc.) ("NMPM"), Noble Canada Holdings Limited ("NCH"), Noble Canada Holdings II Ltd. ("NCHII"), Noble Components & Systems, Inc. ("NCS"), Noble Manufacturing Group, Inc. ("NMG"), (formerly Noble Technologies, Inc.), Noble Metal Processing Canada, Inc. ("NMPC"), Noble Metal Processing -- Kentucky, LLC ("NMPK"), Noble Logistic Services, Inc. ("NLS"), Noble Logistic Services, Inc. (formerly Assured Transportation & Delivery, Inc. and Central Transportation & Delivery, Inc.) ("NLS-CA"), Noble Logistic Services, Inc. (formerly Dedicated Services, Inc.) ("NLS-TX"), Pro Motorcar Products, Inc. ("PMP"), Pro Motorcar Distribution, Inc. ("PMD") and Tiercon Industries, Inc. ("Tiercon") (collectively, "Noble" or the "Company") from the date of acquisition to the date of disposition, if applicable. The accompanying consolidated financial statements as of and for the year ended December 31, 2001 also include Noble Construction Equipment, Inc. ("NCE") (formerly Construction Equipment Direct, Inc. ("CED")). The terms "Noble" or the "Company" also include NCE.

     On February 16, 2001 the Company completed the sale of NMPM and NMF. On December 19, 2001 the Company completed the acquisition of NCE and the subsequent acquisition of Eagle Picher Industries, Inc.'s construction equipment division.

     All significant intercompany balances and transactions have been eliminated in consolidation.

  NATURE OF OPERATIONS

     Noble is a holding company, which through its subsidiaries, manufactures a variety of components and provides design, engineering, assembly and other services to the automotive and heavy equipment industries, same-day delivery services to a variety of industries, and the distribution of tooling components and paint measurement gauges. The Company's Automotive Group provides laser welding, blanking and forming, slitting, cutting and storage products and services. The Company's Heavy Equipment Group designs and manufactures various sub assemblies and complete assemblies for the heavy equipment industry. The Company's Logistics Group provides same-day delivery services to a variety of industries. The Company's Distribution Group is a distributor of tooling components and paint and coatings related gauges. The principal markets for its products and services are the United States and Canada.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

     REVENUE RECOGNITION

     Revenue is recognized when product is shipped or services are rendered.

     CASH AND CASH EQUIVALENTS

     For purposes of the statement of cash flows, all investments with maturities of less than three months are considered to be cash equivalents.

     INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market.

     UNBILLED CUSTOMER TOOLING

     The costs to manufacture and supply customer-owned tooling are recorded as unbilled tooling costs when incurred. Amounts incurred are charged to cost of sales and revenue is recognized when the tooling is shipped and billed to customers. Provision for losses are provided at the time management anticipates cost to exceed anticipated customer reimbursements.

     PROPERTY, PLANT, AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is provided for using the straight line and accelerated methods over the estimated useful lives of the assets, which range from 5 to 39 years for buildings and improvements and 3 to 10 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. The Company capitalizes interest cost associated with construction in progress. Capitalized interest costs in 1999, 2000 and 2001 were $610,000, $1.3 million and $400,000, respectively.

     GOODWILL AND COVENANTS NOT TO COMPETE

     Goodwill is the excess of cost over the fair value of net assets acquired and through December 31, 2001 was amortized over a 20-year period on the straight-line method. On January 1, 2002 the Company was required to implement Statement of Financial Accounting Standards (SFAS) Statement No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142 goodwill and other intangible assets are no longer amortized. As required under SFAS No. 142 management will regularly evaluate the carrying value of businesses and determine if any impairment exists. Amortization of goodwill and intangibles was $2.6 million in 2001. Covenants not to compete are amortized over the life of the agreement, typically three to five years.

     IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically reviews the realization of long-lived assets, including goodwill, based on an evaluation of remaining useful lives and the current and expected future profitability and cash flows related to such assets.

     INCOME TAXES

     The Company records the provision for federal and state income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and the effect of operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying value of these instruments approximates their estimated fair value based upon rates and terms available for instruments of similar characteristics.

     USE OF ESTIMATES

     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FOREIGN CURRENCY TRANSLATION

     The accounts of the foreign subsidiaries have been translated from its functional currency to the U.S. dollar. Such translation adjustments are not included in income, but are accumulated directly in a separate component of stockholders' equity.

     EARNINGS PER SHARE

     Basic earnings per share exclude dilution and are computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

     During the year ended December 31, 2000, the Company had options and warrants outstanding of 190,750 and 340,508, respectively, which were excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables reconcile the numerator and denominator to calculate basic and diluted earnings on common shares before extraordinary items and discontinued operations for the years ended December 31, 1999, 2000 and 2001 (in thousands, except share and per share amounts):

                                                        EARNINGS BEFORE
                                                       EXTRAORDINARY ITEM      SHARES       PER SHARE
                                                          (NUMERATOR)       (DENOMINATOR)    AMOUNT
                                                       ------------------   -------------   ---------
YEAR ENDED DECEMBER 31, 1999
Basic earnings per common share:
  Earnings from continuing operations on common
     shares before extraordinary item................        $7,233           7,192,328      $ 1.01
  Effect of dilutive securities:
     Contingently issuable shares....................            --              35,092          --
     Convertible preferred stock.....................            --             137,938       (0.02)
     Convertible debentures..........................           645           1,005,938       (0.05)
     Underwriters warrants...........................            --              10,852          --
     Warrants in connection with junior subordinated
       notes.........................................            --               6,170          --
     Employee warrants...............................            --              18,203          --
     Stock options...................................            --             124,460       (0.02)
                                                             ------           ---------      ------
  Earnings from continuing operations per common
     share assuming dilution.........................        $7,878           8,530,981      $ 0.92
                                                             ======           =========      ======
YEAR ENDED DECEMBER 31, 2000
Basic earnings per common share:
  Earnings from continuing operations on common
     shares before extraordinary item................        $1,167           7,112,311      $ 0.16
  Effect of dilutive securities:
     Contingently issuable shares....................            --              35,092          --
     Stock options...................................            --              87,383          --
                                                             ------           ---------      ------
  Earnings from continuing operations per common
     share assuming dilution.........................        $1,167           7,234,786      $ 0.16
                                                             ======           =========      ======
YEAR ENDED DECEMBER 31, 2001
Basic earnings per common share:
  Earnings from continuing operations on common
     shares before extraordinary item................        $4,068           6,626,212      $ 0.61
  Effect of dilutive securities:
     Contingently issuable shares....................            --              22,987          --
     Stock options...................................            --               1,662          --
                                                             ------           ---------      ------
  Earnings from continuing operations per common
     share assuming dilution.........................        $4,068           6,650,861      $ 0.61
                                                             ======           =========      ======

     NEW ACCOUNTING PRONOUNCEMENTS


     In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." The new standard requires one model of accounting for long-lived assets to be disposed of and broadens the

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

definition of discontinued operations to include a component of a segment. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a significant impact on its financial position or results of operations.


     In July 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was issued effective for all fiscal quarters of fiscal years beginning after December 15, 2001. SFAS No. 142 establishes criteria for the recognition of intangible assets and their useful lives. It also results in the ceasing of the amortization of goodwill and requires companies to test goodwill for impairment on an annual basis. The Company is required to adopt SFAS No. 142 on January 1, 2002. The Company is currently evaluating the impact SFAS No. 142 will have on its financial condition and results of operations. The Company expects that it will no longer record approximately $2.6 million of amortization associated with its $41.9 million of goodwill and intangible assets.


     A reconciliation of previously reported income before extraordinary items and net income and earnings per share related to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect follows (in thousands, except per share data):

                                                                  DECEMBER 31,
                                                            -------------------------
                                                             1999     2000      2001
                                                            ------   -------   ------
                                                                 (IN THOUSANDS,
                                                             EXCEPT PER SHARE DATE)
Reported income before extraordinary items................  $6,761   $11,096   $4,068
                                                            ------   -------   ------
Reported net income.......................................  $6,761   $10,792   $5,635
                                                            ------   -------   ------
Add: Goodwill amortization, net of tax....................  $1,647   $ 1,602   $2,021
                                                            ------   -------   ------
Adjusted income before extraordinary items................  $8,408   $12,698   $6,089
                                                            ======   =======   ======
Adjusted net income.......................................  $8,408   $12,394   $7,656
                                                            ======   =======   ======
Reported basic earnings per share before extraordinary
  item....................................................  $ 0.94   $  1.56   $ 0.61
Reported extraordinary item...............................      --     (0.04)    0.24
                                                            ------   -------   ------
Reported basic earnings per share.........................    0.94      1.52     0.85
Add: Goodwill amortization, net of tax....................    0.23      0.23     0.31
                                                            ------   -------   ------
Adjusted basic earnings per share.........................  $ 1.17   $  1.75   $ 1.16
                                                            ======   =======   ======
Reported diluted earnings per share before extraordinary
  item....................................................  $ 0.87   $  1.53   $ 0.61
Reported extraordinary item...............................      --     (0.04)    0.24
                                                            ------   -------   ------
Reported diluted earnings per share.......................    0.87      1.49     0.85
Add: Goodwill amortization, net of tax....................    0.19      0.22     0.30
                                                            ------   -------   ------
Adjusted diluted earnings per share.......................  $ 1.06   $  1.71   $ 1.15
                                                            ======   =======   ======

     COMPREHENSIVE INCOME

     The Company reports comprehensive income in the financial statements pursuant to SFAS No. 130, "Reporting of Comprehensive Income." This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Financial statements have been reclassified for all periods presented for comparative purposes.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     SEGMENT REPORTING

     The Company reports information about operating segments pursuant to SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers.

NOTE B -- SALE OF PLASTICS AND COATINGS SEGMENT


     On January 11, 2000 the Company completed the sale of all of the outstanding capital stock of its subsidiary, Noble Canada, including Noble Canada's wholly owned subsidiary Tiercon (the sale of Noble Canada and Tiercon is hereinafter referred to as the "Tiercon Sale"). In addition, as part of the Tiercon Sale, the Company through its wholly owned subsidiary NCS, sold all of the outstanding capital stock of NCS's wholly owned subsidiaries Vassar and NCT. Tiercon, Vassar and NCT, collectively "Noble Canada", comprised all of the operating companies previously classified as the Company's plastics and coatings industry segment.


     The sales price for Noble Canada, Tiercon, Vassar and NCT was $83.8 million in cash, plus the conversion of 137,938 shares of the preferred stock of Noble Canada into Common Stock of Noble Canada (the preferred shares of Noble Canada were convertible into Common Stock of the Company). The Company retained certain real property previously owned by Vassar, valued at approximately $0.839 million, and $1.8 million of accounts receivable of Tiercon. Condensed financial information relating to discontinued operations and net assets of discontinued operations held for sale is as follows (in thousands):




                                                               DECEMBER 31,
                                                                   1999
                                                               ------------
Net assets of discontinued operations held for sale:
  Current assets............................................     $31,272
  Property, plant and equipment, net........................      33,122
  Other assets..............................................      23,741
                                                                 -------
  Total assets..............................................      88,135
                                                                 -------
  Current maturities of long term debt......................         309
  Other current liabilities.................................      15,303
  Long term debt, excluding current maturities..............         821
  Preferred stock of subsidiaries...........................       1,308
  Other liabilities.........................................       3,184
                                                                 -------
  Total liabilities.........................................      20,925
                                                                 -------
  Net assets of discontinued operations held for sale.......     $67,210
                                                                 =======
Results of operations:
  Net sales.................................................     $72,559
  Gross profit..............................................      11,836
  Operating expenses........................................       7,784
  Operating income..........................................       4,052
  Net (loss)................................................        (472)

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE C -- INVENTORIES

     The major components of inventories were as follows (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               2000     2001
                                                              ------   -------
Raw materials and purchased parts...........................  $2,615   $14,047
Work in process.............................................     629     2,367
Finished goods..............................................   3,440     3,906
Unbilled customer tooling...................................   1,501       175
                                                              ------   -------
                                                              $8,185   $20,495
                                                              ======   =======

NOTE D -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
Building and improvements...................................  $14,721   $14,285
Machinery and equipment.....................................   47,887    37,162
Furniture and fixtures......................................    3,740     2,504
                                                              -------   -------
                                                               66,348    53,951
Less accumulated depreciation and amortization..............   21,755    14,193
                                                              -------   -------
                                                               44,593    39,758
Land........................................................    1,129     1,055
Construction in process.....................................   12,951     6,176
                                                              -------   -------
                                                              $58,673   $46,989
                                                              =======   =======

NOTE E -- OTHER ASSETS

     Other assets consisted of the following (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               2000     2001
                                                              ------   -------
Note receivable -- SET Enterprises, Inc. (See Note I).......      --   $ 7,000
Accrued interest -- SET Enterprises, Inc. (See Note I)......      --       333
Notes Receivable -- other...................................     518       839
Deferred financing costs -- net.............................   1,106       632
Deposits and other..........................................   1,005     1,552
                                                              ------   -------
                                                              $2,629   $10,356
                                                              ======   =======

NOTE F -- LINE OF CREDIT AND LONG-TERM DEBT

     The Company maintains a syndicated secured bank revolving credit facility (the "Credit Facility") of $50.0 million at December 31, 2001. At December 31, 2001, the Company had borrowed $0.7 million more than the Credit Facility limit, with the permission of the lender. The Credit Facility was increased to $52.5 million in March 2002 and expires in July 2002. The Company is in active negotiations with its lender

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

and believes it has the ability and intent to renew its credit facility on similar terms. The Credit Facility is collateralized by substantially all the assets of the Company. The Credit Facility may be utilized for general corporate purposes, including working capital and acquisition financing and provides the Company with borrowing options. Borrowing options include a Eurocurrency rate or a base rate (the bank's prime lending rate). Advances under the Credit Facility bore interest at an effective rate of 8.0% and 4.7% as of December 31, 2000 and 2001, respectively. The Credit Facility is subject to customary financial and other covenants including, but not limited to, limitations on consolidations, mergers and sales of assets, and bank approval on acquisitions in excess of $25 million. In addition, the Company is guarantor of $10.0 million of SET Enterprises, Inc. debt related to its purchase of NMF and NMPM. As of the date of this report, the Company believes that the guarantee will not be called by the lender.

     The Company has, from time to time been in violation of certain of its financial debt ratio covenants and covenants relating to the issuance of preferred stock and the payment of preferred and common stock dividends, requiring it to obtain waivers of default from its lenders. As of December 31, 2001, the Company is in compliance with all of its debt covenants under the Credit Facility.


     On July 31, 1998 and concluding August 10, 1998 the Company closed a private offering of 6% Convertible Subordinated Debentures (the "Debentures") for gross proceeds of $20.76 million. The proceeds were used to reduce the amount of outstanding advances under the Credit Facility. The Debentures mature on July 31, 2005 and interest is payable on January 31 and July 31 of each year; provided, however, that for the first three years, in lieu of cash interest, additional Debentures were issued. During the years ended December 31, 1999, 2000, and 2001 the Company issued $1.2 million, $1.1 million and $1.0 million, respectively, in additional debentures as payment of interest. The Debentures are unsecured obligations of the Company which may be redeemed by the Company during the six months beginning January 31, 2000 at 110% of the principal amount (plus accrued interest) and at 107.5%, 104.5%, 102.5%, 101% and 100.5% during each 12 month period following. Commencing November 30, 1998, the Debentures became convertible into Common Stock at $14.3125 per share (subject to adjustment). Beginning January 31, 2004 and on each July 31 and January 31 thereafter, the Company is required to redeem for cash 25% of the outstanding principal amount of the Debentures through the maturity date. During 2001, the Company redeemed $1.1 million of debentures for $35,000 in cash and 50,000 shares of the Company's Common Stock. Offering costs of $1.114 million are being amortized over seven years. The unamortized balance of offering costs is $452,000 at December 31, 2001 and is included in other assets.


     On December 16, 1998 and concluding December 22, 1998 the Company closed a private offering of Junior Subordinated Notes (the "Junior Notes"), together with 105,000 warrants to purchase shares of Common Stock of the Company at an exercise price of $10.00 per share expiring on the maturity date, for gross proceeds of $3.5 million with $141,000, or $1.34 per share, attributable to the warrants. The proceeds were used to reduce the Credit Facility. The Junior Notes have not been registered under the Securities Act of 1933 and were sold to qualified investors as part of a private offering pursuant to Regulation D of a maximum of $10 million in principal amount of Junior Notes. The Junior Notes are unsecured obligations of the Company which may be redeemed by the Company upon five days prior notice without penalty or premium. The Junior Notes mature on December 1, 2003 and interest is payable on June 1 and December 1 of each year at a stated rate of 7% and an effective rate of 8%. Offering costs of $199,000 are being amortized over five

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

years. The unamortized balance of offering costs is $75,000 at December 31, 2001 and is included in other assets.


                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
Long-term debt consisted of the following (in thousands):
Credit Facility.............................................  $52,523   $50,752
Other Notes, payable in monthly installments totaling $7,985 with interest rates ranging from 6% to 25.5% maturing
  through September, 2005...................................      390        92
Economic Development Revenue Bonds, City of Lawrence,
  Indiana. With floating monthly interest rate
  (approximately 3.5% at December 31, 2001). Principal
  payments of $125,000 and interest are due in semi-annual
  installments through August 2005..........................    1,250     1,000
6% Convertible Subordinated Debentures due 2005.............   16,252    16,110
7% Junior Subordinated Debentures due 2003..................    3,359     3,439
                                                              -------   -------
                                                               73,774    71,393
Less current maturities.....................................      420    51,035
                                                              -------   -------
                                                              $73,354   $20,358
                                                              =======   =======



     The aggregate maturities of long-term debt by year as of December 31, 2001 are as follows (in thousands):


2002........................................................  $51,035
2003........................................................    3,748
2004........................................................    8,305
2005........................................................    8,305
2006........................................................        0
                                                              -------
                                                              $71,393
                                                              =======

NOTE G -- COMMITMENTS AND CONTINGENCIES

     The Company leases buildings and equipment under operating leases with unexpired terms ranging from a month-to-month basis to ten years. Rent expense for all operating leases were (in thousands), approximately $1,401, $1,624 and $2,457 for the years ended December 31, 1999, 2000 and 2001, respectively.

     The future minimum lease payments under these operating leases are as follows (in thousands):

YEAR ENDED
DECEMBER 31,
------------
2002........................................................  $ 5,228
2003........................................................    4,426
2004........................................................    4,134
2005........................................................    4,028
2006........................................................    3,919
Thereafter..................................................   11,624
                                                              -------
                                                              $33,359
                                                              =======

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company expects minimum rent payments of approximately $1.2 million per year for the period 2002 through 2012 related to the sublease of a portion of one of the Company's manufacturing facilities to a third party. The Company is not a party to any legal proceedings other than routine litigation incidental to its business, none of which would have a material adverse impact on the Company's financial position or results from operations.

NOTE H -- INCOME TAXES


     The components of earnings from continuing operations before income taxes and extraordinary items for 1999, 2000 and 2001 are as follows:



                                                                  DECEMBER 31,
                                                            -------------------------
                                                             1999      2000     2001
                                                            -------   ------   ------
                                                                 (IN THOUSANDS)
United States.............................................  $ 8,456   $ (110)  $5,239
Foreign...................................................    3,073    2,522    1,661
                                                            -------   ------   ------
                                                            $11,529   $2,412   $6,900
                                                            =======   ======   ======


     Income taxes have been charged to continuing operations as follows:

                                                                   DECEMBER 31,
                                                             ------------------------
                                                              1999     2000     2001
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
Current
  Federal..................................................  $2,752   $1,418   $1,236
  State and local..........................................     206       77       31
                                                             ------   ------   ------
                                                              2,958    1,495    1,267
  Deferred federal.........................................   1,277     (299)   1,592
  Deferred state...........................................      --       --      (54)
                                                             ------   ------   ------
                                                             $4,235   $1,196   $2,805
                                                             ======   ======   ======

     A reconciliation of the actual federal income tax expense to the expected amounts computed by applying the statutory tax rate to earnings from continuing operations before income taxes and extraordinary items is as follows:

                                                                   DECEMBER 31,
                                                             ------------------------
                                                              1999     2000     2001
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
Expected federal income tax................................  $3,920   $  820   $2,360
Gain on sale of subsidiaries...............................      --       --    1,054
Foreign tax credit utilization.............................      --       --     (855)
Difference in Canadian statutory rates.....................     141       50     (235)
Nondeductible items........................................     117      328      452
State taxes................................................     206       77      (23)
Other, net.................................................    (149)     (79)      52
                                                             ------   ------   ------
Actual income tax expense..................................  $4,235   $1,196   $2,805
                                                             ======   ======   ======

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2000 and 2001 are as follows:

                                                          2000                     2001
                                                 ----------------------   ----------------------
                                                 DEFERRED    DEFERRED     DEFERRED    DEFERRED
                                                  ASSETS    LIABILITIES    ASSETS    LIABILITIES
                                                 --------   -----------   --------   -----------
                                                                 (IN THOUSANDS)
Depreciation and amortization..................       --      $3,294          --       $2,777
Accrued expenses not currently deductible......    1,566         (64)        506          (65)
State net operating loss carryovers............      144                      54           --
                                                  ------      ------        ----       ------
                                                   1,710       3,230         560        2,712
Less valuation allowance.......................     (144)         --          --           --
                                                  ------      ------        ----       ------
Total..........................................   $1,566      $3,230        $560       $2,712
                                                  ======      ======        ====       ======

     Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Realization of the Company's deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

NOTE I -- RELATED PARTY TRANSACTIONS

     At December 31, 1999, the Company had an unsecured term note payable to the Chief Executive Officer of the Company in the amount of $5 million with interest at the annual rate of 12%. This note was repaid in its entirety during 2000.

     On February 15, 2001, the Company repurchased 160,000 shares of its Common Stock from its Chief Executive Officer for $880,000 in cash.

     As of December 31, 2001, the Company, related to its relationship with SET, has a note receivable due from SET consisting of a $7.0 million, 12% note due in 2003 including accrued interest of $0.33 million. The note subordinates to SET's senior debt and interest payments are dependent upon compliance with covenants of its senior debt. In addition, the Company has an account receivable due from SET in the amount of $2.1 million related to the arrangement of financing, management fees and expenses paid on the behalf of SET.

NOTE J -- SIGNIFICANT CUSTOMERS

     For the year ended December 31, 2001 one customer accounted for 18% of net sales. The Company had two customers that accounted for 27% of net sales in 2000 and one customer that accounted for 46% of net sales in 1999.

NOTE K -- ACQUISITIONS AND DISPOSITIONS

 JEBCO MANUFACTURING, INC.

     The Company purchased certain assets of Jebco Manufacturing, Inc. ("JEBCO") on August 31, 1999 for $4.086 million in cash resulting in goodwill of $2.612 million. The results of operating the purchased assets

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

from August 31, 1999 forward are included in the accompanying financial statements. Proforma information is not presented as the results of Jebco for the period from January through August 1999 were not significant.

 DSI HOLDINGS, INC.

     The Company purchased all of the outstanding stock of DSI (the "DSI Acquisition") on July 20, 2000 for $20.9 million in cash and 156,114 shares of the Company's putable Common Stock. The DSI Acquisition was accounted for as a purchase, and, accordingly, the results of operations of DSI from July 20, 2000 forward are included in the accompanying financial statements.

     In connection with the acquisition of DSI the Company issued 148,422 shares of Common Stock putable to the Company at $13.00 per share in 25% increments beginning December 31, 2001. During 2001, the Company retired 14,666 shares in exchange for certain assets of DSI. During January 2002, the Company repurchased 33,996 shares for $0.4 million.

  ASSURED TRANSPORTATION & DELIVERY, INC. AND CENTRAL TRANSPORTATION & DELIVERY, INC.

     The Company purchased all of the outstanding stock of ATD and CTD on September 6, 2000 for $8.9 million less assumed liabilities. The acquisitions of ATD and CTD were accounted for as purchases, and, accordingly, the results of operations from September 6, 2000 forward are included in the accompanying financial statements.

  PRO MOTORCAR PRODUCTS, INC. AND PRO MOTORCAR DISTRIBUTION, INC.

     The Company purchased the assets of PMP and PMD on December 16, 2000 for $1.1 million and $0.35 million, respectively. The results of operations from December 16, 2000 through December 31, 2000 were not significant.


  NOBLE METAL FORMING, INC., NOBLE METAL PROCESSING-MIDWEST, INC. AND S.E.T. STEEL, INC


     On February 16, 2001, the Company acquired a 49% interest in S.E.T. Steel, Inc. ("SET") for $3.0 million (the "SET Acquisition"). SET is a Qualified Minority Business Enterprise, providing metal processing services to original equipment manufacturers ("OEMs"). Contemporaneously with the SET Acquisition, the Company, through its wholly owned subsidiary Noble Manufacturing Group, Inc. ("NMG") formerly known as Noble Technologies, Inc. sold all of the capital stock of NMPM and NMF to SET for $27.2 million (the "SET Sale"). On February 16, 2001, the Company received a note for $27.2 million due June 14, 2001. On June 28, 2001, SET completed bank financing of its purchase of NMF and NMPM and repaid the $27.2 million note to the Company with $24.7 million in cash and a $4.0 million, 12% subordinated note due in 2003. In addition, the Company is guarantor of $10.0 million of SET's senior debt. During the quarter ended September 30, 2001, SET repurchased the Company's 49% interest for $3.0 million. The Company received a $3.0 million, 12% subordinated note due in 2003. (Note I)

  CONSTRUCTION EQUIPMENT DIRECT, INC.

     The Company purchased 81% of the outstanding capital stock of NCE on December 18, 2001 for $0.35 million in cash and stock valued at $0.35 million along with a call option to purchase the remaining capital stock of NCE. The stock was valued based on the closing price of the Company's Common Stock on December 12, 2001. On December 19, 2001, NCE purchased certain assets and assumed certain liabilities of Eagle-Picher Industries, Inc.'s construction equipment division for $6.1 million in cash plus certain post-closing working capital adjustments to be determined within 180 days of the purchase. The Company completed these transactions as a vehicle to leverage its manufacturing capabilities. In addition, as part of the transaction, the Company has agreed to purchase approximately $2.3 million of inventory used in the

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

production of NCE's products from Eagle-Picher Industries, Inc. On December 21, 2001 the Company exercised its call option and acquired the remaining capital stock of NCE. In connection with the purchase, the Company recognized an after-tax extraordinary gain of $1.6 million. This gain was the result of the implementation of SFAS No. 141, "Business Combinations" which requires the excess of the fair value of acquired net assets over the cost associated with an acquisition to be recognized as an extraordinary gain in the period in which the transaction occurs. The results of operations from December 14, 2001 forward are included in the accompanying financial statements.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. At the date of this report, the final allocation of the purchase price of the assets acquired and liabilities assumed is not complete.

                                                              AT DECEMBER 14,
                                                                   2001
                                                              ---------------
                                                              (IN THOUSANDS)
Current assets..............................................      $15,910
Property, plant and equipment...............................           --
                                                                  -------
     Total assets acquired..................................       15,910
Current liabilities.........................................        9,389
                                                                  -------
     Net assets acquired....................................      $ 6,521
                                                                  =======

     The following unaudited consolidated results of operations for the years ended December 31, 1999, 2000 and 2001 is presented as if the ATD, CTD and DSI acquisitions had been made effective on January 1, 1999, and the acquisition of NCE and the sale of NMPM and NMF had been made effective on January 1, 2000. The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred at the stated dates or the future results of combined operations.


                                                          1999          2000          2001
                                                       -----------   -----------   -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............................................   $138,848      $188,238      $198,755
Earnings from continuing operations before
  extraordinary item.................................      7,972           758         4,871
Earnings (loss) from discontinued operations.........       (472)        9,929            --
Earnings from extraordinary item.....................         --         1,263            --
Net earnings.........................................      7,500        11,950         4,871
Earnings per share from continuing operations before
  extraordinary item
  Basic..............................................       1.11          0.11          0.75
  Diluted............................................       0.94          0.10          0.75
Earnings per (loss) share from discontinued
  operations
  Basic..............................................      (0.07)         1.40            --
  Diluted............................................      (0.07)         1.37            --
Earnings per share before extraordinary item
  Basic..............................................       1.04          1.50          0.75
  Diluted............................................       0.89          1.48          0.75
Earnings per share
  Basic..............................................       1.04          1.68          0.75
  Diluted............................................       0.89          1.65          0.75

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE L -- REDEEMABLE PREFERRED STOCK


     On April 1, 1997, the Company designated 10,000 shares of its Preferred Stock as Series A, 10% cumulative Preferred Stock. During 1998, the Company issued 7,375 shares of its Series A, 10% cumulative Preferred Stock pursuant to the conversion of an equivalent number of NMF preferred shares. The Preferred Stock is redeemable at the option of the Company at the stated value of $100 per share plus accrued dividends. There were 2,500 shares issued and outstanding at December 31, 2001 and 4,000 shares issued and outstanding at December 31, 2000.


NOTE M -- STOCKHOLDERS' EQUITY

     In connection with the private offering of Junior Notes, (Note F), the Company issued 105,000 warrants to purchase shares of Common Stock of the Company at an exercise price of $10.00 per share or a cashless exercise pursuant to a formula stipulated which is based on the increase in the market price of the Company's Common Stock beyond $10.00 per share. The warrants are valued at $1.34 per share for an aggregate of approximately $141,000. The warrants are exercisable until expiration on December 1, 2003. In the event the warrants are exercised, the proceeds of the issuance of the Common Stock will be included in additional paid-in capital. At December 31, 2001, there were 90,000 warrants outstanding.

     During 1999 the Company issued 152,200 warrants to purchase shares of Common Stock for the Company at exercise prices from $7.86 to $10.00 per share or a cashless exercise pursuant to a formula stipulated which is based on the increase in the market price of the Company's Common Stock beyond the exercise price per share. The warrants are exercisable until expiration, 120,000 warrants expiring on December 31, 2002, 15,000 warrants expiring on January 4, 2003 and 17,500 warrants expiring on April 1, 2003. In the event the warrants are exercised, the proceeds of the issuance of Common Stock will be included in additional paid in capital.

     On January 27, 2000 the Board of Directors approved a stock repurchase program of up to $5.0 million of the Company's Common Stock which was subsequently increased on January 31, 2001 by an additional $5.0 million. Common Stock may be repurchased from time to time in the open market, depending upon market conditions in accordance with Securities and Exchange Commission Rules. The Company repurchased 625,823 shares of its Common Stock at a cost of $5.136 million during 2000 and 197,800 shares of its Common Stock at a cost of $1.1 million during 2001.

NOTE N -- INDUSTRY SEGMENTS

     The Company classifies its operations into four industry segments based on types of products and services: automotive (NMPM, NMPK, NMPC, NMP, NMF, UPP and Land Holdings), heavy equipment (NCE), logistics (NLS-TX and NLS-CA) and distribution (Monroe, PMP and PMD). The Automotive Group provides a variety of laser welding, metal blanking, forming, slitting, cutting and die construction products and services utilizing proprietary laser weld and light die technology. The Heavy Equipment Group designs and manufactures sub assemblies and final assemblies of heavy equipment used primarily in the construction industry. The Logistics Group provides same-day package delivery services to a variety of customers. The Automotive Group sells direct to automotive OEMs and Tier 1 suppliers. The Distribution Group sells tooling components, paint and coatings related products to end users as well as distributors. The Heavy Equipment Group sells direct to OEMs and through an established network of dealers.

     Transactions between the automotive, heavy equipment, logistics and distribution segments are not significant and have been eliminated. Interest expense is allocated to each segment based on the segment's actual borrowings from the corporate headquarters, together with a partial allocation of corporate general and administrative expenses. Revenues from external customers are identified geographically based on the customer's shipping destination.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's operations by business segment for the year ended December 31, 2001 follows (in thousands):

                                                         HEAVY                                SEGMENT
                                          AUTOMOTIVE   EQUIPMENT   LOGISTICS   DISTRIBUTION    TOTALS
                                          ----------   ---------   ---------   ------------   --------
Revenues from external customers........   $ 70,769     $ 2,180     $60,938       $4,341      $138,228
Interest expense........................      2,234          --       2,309          120         4,663
Depreciation and amortization...........      5,172          --       1,584          372         7,128
Segment profit pre tax..................      6,125         122      (2,384)         482         4,345
Segment assets..........................     73,524      17,378      30,861        7,734       129,497
Expenditure for segment assets..........      8,531          --          81           77         8,689
RECONCILIATION TO CONSOLIDATE AMOUNTS
EARNINGS
Total earnings from reportable
  segments..............................   $  4,345
Unallocated corporate headquarters
  income................................      2,555
                                           --------
Earnings before income taxes and
  extraordinary item....................   $  6,900
                                           ========
ASSETS
Total assets for reportable segments....   $129,497
Corporate headquarters..................     27,442
                                           --------
  Total consolidated assets.............   $156,939
                                           ========

OTHER SIGNIFICANT ITEMS

                                                      SEGMENT                 CONSOLIDATED
                                                      TOTALS    ADJUSTMENTS      TOTALS
                                                      -------   -----------   ------------
Interest expense....................................  $4,663       $(77)         $4,586
Expenditures for segment assets.....................   8,689         12           8,701
Depreciation and amortization.......................   7,128        264           7,392

GEOGRAPHIC INFORMATION

                                                                         LONG-LIVED
                                                              REVENUES     ASSETS
                                                              --------   ----------
United States...............................................  $122,681    $97,794
Canada......................................................    15,547      1,445
                                                              --------    -------
  Total.....................................................  $138,228    $99,239
                                                              ========    =======

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's operations by business segment for the year ended December 31, 2000 follows (in thousands):

                                                         HEAVY                                SEGMENT
                                          AUTOMOTIVE   EQUIPMENT   LOGISTICS   DISTRIBUTION    TOTALS
                                          ----------   ---------   ---------   ------------   --------
Revenues from external customers........   $ 83,752        --       $21,826       $4,203      $109,781
Interest expense........................      5,846        --         1,143          107         7,096
Depreciation and amortization...........      6,769        --           676          291         7,736
Segment profit pre tax..................      5,023        --          (731)         933         5,225
Segment assets..........................    100,879        --        32,620        7,892       141,391
Expenditure for segment assets..........     10,632        --           347          207        11,186
RECONCILIATION TO CONSOLIDATE AMOUNTS
EARNINGS
Total earnings from reportable
  segments..............................   $  5,225
Unallocated corporate headquarters
  income................................     (2,813)
                                           --------
Earnings before income taxes and
  extraordinary item....................   $  2,412
                                           ========
ASSETS
Total assets for reportable segments....   $141,391
Corporate headquarters..................   $  3,816
                                           --------
     Total consolidated assets..........   $145,207
                                           ========

OTHER SIGNIFICANT ITEMS

                                                     SEGMENT TOTALS   ADJUSTMENTS   CONSOLIDATED TOTALS
                                                     --------------   -----------   -------------------
Interest expense...................................     $ 7,096         $(4,167)          $ 2,929
Expenditures for segment assets....................      11,186            (950)           10,236
Depreciation and amortization......................       7,736             281             8,017

GEOGRAPHIC INFORMATION

                                                              REVENUES   LONG-LIVED ASSETS
                                                              --------   -----------------
United States...............................................  $ 91,784       $106,901
Canada......................................................    15,568          1,920
Mexico......................................................     2,179             --
Other.......................................................       250             --
                                                              --------       --------
     Total..................................................  $109,781       $108,821
                                                              ========       ========

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's operations by business segment for the year ended December 31, 1999 follows (in thousands):

                                                                   HEAVY                    SEGMENT
                                                    AUTOMOTIVE   EQUIPMENT   DISTRIBUTION    TOTALS
                                                    ----------   ---------   ------------   --------
Revenues from external customers..................   $ 81,263        --         $4,003      $ 85,266
Interest income...................................          4        --             --             4
Interest expense..................................      5,276        --            181         5,457
Depreciation and amortization.....................      5,889        --            286         6,175
Segment profit pre tax............................      8,825        --          1,011         9,836
Segment assets....................................     95,184        --          6,631       101,815
Expenditure for segment assets....................     12,275        --             47        12,322
RECONCILIATION TO CONSOLIDATE AMOUNTS
EARNINGS
Total earnings from reportable segments...........   $  9,836
Unallocated corporate headquarters income.........      1,693
                                                     --------
Earnings before income taxes and extraordinary
  item............................................   $ 11,529
                                                     ========
ASSETS
Total assets for reportable segments..............   $101,815
Net assets of discontinued operations held for
  sale............................................   $ 67,210
Corporate headquarters............................   $  5,780
                                                     --------
     Total consolidated assets....................   $174,805
                                                     ========

OTHER SIGNIFICANT ITEMS

                                                     SEGMENT TOTALS   ADJUSTMENTS   CONSOLIDATED TOTALS
                                                     --------------   -----------   -------------------
Interest expense...................................     $ 5,457         $(3,638)          $ 1,819
Expenditures for segment assets....................      12,322              28            12,350
Depreciation and amortization......................       6,175             454             6,629

GEOGRAPHIC INFORMATION

                                                              REVENUES   LONG-LIVED ASSETS
                                                              --------   -----------------
United States...............................................  $69,152         $77,276
Canada......................................................   14,689           2,068
Mexico......................................................    1,352              --
Other.......................................................       73              --
                                                              -------         -------
     Total..................................................  $85,266         $79,344
                                                              =======         =======

NOTE O -- EMPLOYEE BENEFIT PLANS

     The Company has a deferred compensation plan for substantially all employees of the Company. Company contributions are voluntary and are established as a percentage of each participant's salary. Company contributions to the deferred compensation plan were (in thousands) $271, $323 and $320 in 1999, 2000 and 2001, respectively.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In 1997, the Company adopted a stock option plan which provides for the grant of non-qualified stock options to employees, officers, directors, consultants and independent contractors; as well as for the grant to employees of qualified stock options (the "Stock Option Plan"). The Plan has a ten-year term. Under the 1997 plan, 700,000 shares of the Company's common shares have been reserved for issuance.

     The Stock Option Plan is administered by the Compensation Committee of the Board of Directors, which has the authority, subject to certain limitations, to grant options and to establish the terms and conditions for vesting and exercise thereof. The exercise price of incentive stock options may be no less than the fair market value of the common stock on the date of grant. The exercise price of non-qualified options is required to be no less than 85% of the fair market value of the common stock on the date of grant. The terms of the options may not exceed ten years from the date of grant.

     In 2001, the Board of Directors adopted, and the stockholders approved, the 2001 Stock Incentive Plan (the "Stock Incentive Plan"). The purpose of the Stock Incentive Plan is to advance the interests of the Company and its subsidiaries to attract and retain persons of ability to perform services for the Company and its subsidiaries by providing an incentive to such individuals through equity participation in the Company and by rewarding such individuals who contribute to the achievement by the Company of its economic objectives.

     The Stock Incentive Plan is administered by the Board of Directors, which has the authority to, subject to certain limitations, make grants and modify the Stock Incentive Plan. Currently, the Stock Incentive Plan allows for the issuance of up to 400,000 shares of the Company's Common Stock. In connection with the plan, 16,041 shares of Common Stock were issued in 2001. These shares have a two-year trading restriction.

     The Company accounts for the Stock Option and Stock Incentive Plans (the "Plans") under APB Opinion No. 25, "Accounting for Stock Issued To Employees," and related interpretations. Accordingly, no compensation cost has been recognized under the Plans. Had compensation cost been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS Statement No. 123, "Accounting for Stock Based Compensation," the Company's net earnings and earnings per share would have been reduced to the proforma amounts indicated below for the years ended December 31, 1999, 2000 and 2001 (in thousands, except per share data):

                                                               1999     2000      2001
                                                              ------   -------   ------
Net earnings
     As reported............................................  $6,761   $10,792   $5,635
     Pro forma..............................................  $6,219   $10,431   $5,397
Basic earnings per share
     As reported............................................  $ 0.94   $  1.52   $ 0.85
     Pro forma..............................................  $ 0.87   $  1.47   $ 0.82
Diluted earnings per share
     As reported............................................  $ 0.87   $  1.49   $ 0.85
     Pro forma..............................................  $ 0.80   $  1.44   $ 0.82

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the status of the Stock Option Plan as of December 31, 2001, and the changes during the years ended December 31, 1999, 2000 and 2001 is presented below:

                                                                            WEIGHTED
                                                               SHARES    EXERCISE PRICE
                                                              --------   --------------
Outstanding 12/31/98 (0 exercisable)........................   301,250       $ 6.14
Granted.....................................................   234,750       $11.14
Exercised...................................................   (10,000)      $ 6.23
Forfeited...................................................   (50,000)      $ 6.23
                                                              --------
Outstanding 12/31/99 (42,500 exercisable)...................   476,000       $ 8.60
Granted.....................................................   199,000       $ 6.61
Exercised...................................................        --           --
Forfeited...................................................  (103,500)      $10.19
                                                              --------
Outstanding 12/31/00 (152,250 exercisable)..................   571,500       $ 7.61
Granted.....................................................    60,500       $ 6.45
Exercised...................................................        --           --
Forfeited...................................................   (94,500)      $ 8.83
                                                              --------
Outstanding 12/31/01 (250,500 exercisable)..................   537,500       $ 7.27

     Options exercisable as of December 31, 2000 were 152,250 shares at an average exercise price of $8.03. The range of prices was $6.05 to $13.55. Options exercisable as of December 31, 2001 were 250,500 shares at an average exercise price of $7.77. The range of exercise prices were $4.78 to $13.55. The weighted average contractual life of options outstanding at December 31, 2001 was 2.7 years.

     Fair values of options granted were determined using the Black-Scholes option pricing model based on the assumptions of 6.5%, 5.9% and 3.0% risk-free interest rate for 1999, 2000 and 2001 no dividend yield, expected life of 5 years and expected volatility of 53.28%, 57.47% and 93.02% for 1999, 2000 and 2001, respectively. The weighted average fair value of options granted were $10.08, $5.29 and $3.91 during 1999, 2000 and 2001, respectively.

NOTE P -- EXTRAORDINARY ITEM

     During 2000, the Company extinguished $6.376 million of its 6% convertible debentures for an agreed upon amount of $6.411 million. In addition, the Company wrote off $.304 million in deferred financing costs, net of income taxes.

     In connection with the acquisition of NCE, the Company recognized an after-tax gain of $1.567 million. This gain was the result of the implementation of SFAS Statement No. 141, "Business Combinations" which requires the excess of the fair value of acquired net assets over the cost associated with an acquisition to be recognized as an extraordinary gain in the period in which the transaction occurs.

NOTE Q -- RESTRUCTURING CHARGE

     During the fourth quarter of 2000, the Company recorded a $3.938 million restructuring charge for its planned plant consolidation program within the Company's Automotive Segment. The charge is included in accrued liabilities and is a component of selling, general and administrative expense. The charge includes approximately $1.2 million for the carrying costs of owned facilities to be sold and expenses related to exiting leases. The charge also includes approximately $2.3 million for the write-off of leasehold improvements within leased facilities and the write-down of owned facilities to reflect anticipated market values.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During 2001, the Company revised its estimate of the carrying cost and market value related to certain real estate held for sale. Accordingly, the Company reduced its restructuring reserve by $0.7 million. At December 31, 2001, $1.5 million remained in the restructuring reserve and relates mainly to lease obligations on vacated property, repairs to vacated property and real estate that is being marketed for sale.


NOTE R -- UNAUDITED QUARTERLY RESULTS OF OPERATIONS (IN THOUSANDS EXCEPT PER SHARE DATA)


                                                  DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,
QUARTER ENDED                                         2001           2001          2001       2001
-------------                                     ------------   -------------   --------   ---------
Net sales.......................................    $42,915         $35,218      $32,572     $27,523
Cost of sales...................................     34,542          27,809       24,634      20,488
                                                    -------         -------      -------     -------
Gross profit....................................    $ 8,373         $ 7,409      $ 7,938     $ 7,035
                                                    =======         =======      =======     =======
Net earnings (loss) applicable to common
  stock.........................................    $ 2,992         $ 1,720      $ 1,119     $  (196)
                                                    =======         =======      =======     =======
Basic earnings (loss) per common share
  Continuing operations.........................    $  0.21         $  0.26      $  0.17     $ (0.03)
  Extraordinary item............................       0.24              --           --          --
                                                    -------         -------      -------     -------
                                                    $  0.45         $  0.26      $  0.17     $ (0.03)
                                                    =======         =======      =======     =======
Diluted earnings (loss) per common share
  Continuing operations.........................    $  0.21         $  0.26      $  0.17     $ (0.03)
  Extraordinary item............................       0.24              --           --          --
                                                    -------         -------      -------     -------
                                                    $  0.45         $  0.26      $  0.17     $ (0.03)
                                                    =======         =======      =======     =======

                                                  DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,
QUARTER ENDED                                         2000           2000          2000       2000
-------------                                     ------------   -------------   --------   ---------
Net sales.......................................    $35,126         $26,320      $23,271     $25,064
Cost of sales...................................     28,234          20,311       16,118      17,013
                                                    -------         -------      -------     -------
Gross profit....................................    $ 6,892         $ 6,009      $ 7,153     $ 8,051
                                                    =======         =======      =======     =======
Net earnings (loss) applicable to common
  stock.........................................    $(3,272)        $  (647)     $ 1,726     $12,985
                                                    =======         =======      =======     =======
Basic earnings (loss) per common share
  Continuing operations.........................    $ (0.48)        $  0.06      $  0.23     $  0.32
  Extraordinary item............................         --            0.01           --       (0.06)
  Discounted operations.........................         --           (0.16)          --        1.53
                                                    -------         -------      -------     -------
                                                    $ (0.48)        $ (0.09)     $  0.23     $  1.79
                                                    =======         =======      =======     =======
Diluted earnings (loss) per common share
  Continuing operations.........................    $ (0.49)        $  0.06      $  0.23     $  0.29
  Extraordinary item............................         --            0.01           --       (0.05)
  Discounted operations.........................         --           (0.16)          --        1.42
                                                    -------         -------      -------     -------
                                                    $ (0.49)        $ (0.09)     $  0.23     $  1.66
                                                    =======         =======      =======     =======

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                              DECEMBER 31,    JUNE 30,
                                                                  2001          2002
                                                              ------------   -----------
                                                                             (UNAUDITED)
                                                                    (IN THOUSANDS,
                                                                  EXCEPT SHARE DATA)
                           ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................    $    943      $    666
  Accounts receivable.......................................      32,556        34,244
  Inventories...............................................      20,495        20,791
  Prepaid expenses and other assets.........................       3,200         5,019
  Deferred income taxes.....................................         506           506
                                                                --------      --------
Total current assets........................................      57,700        61,226
Property, plant and equipment, net..........................      46,989        46,617
Other assets
  Goodwill..................................................      40,755        40,755
  Covenants not to compete..................................       1,139         1,013
  Other.....................................................      10,356        10,878
                                                                --------      --------
Total non-current assets....................................      52,250        52,646
                                                                --------      --------
Total assets................................................    $156,939      $160,489
                                                                ========      ========

            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt......................    $ 51,035      $    256
  Accounts payable..........................................      21,231        23,220
  Accrued liabilities.......................................      12,823         7,885
  Income taxes payable......................................          --         1,755
                                                                --------      --------
Total current liabilities...................................      85,089        33,116
Long-term debt, excluding current maturities................         809        54,092
Convertible subordinate debentures..........................      16,110        16,109
Junior subordinated notes...................................       3,439         3,454
Deferred income taxes.......................................       2,658         2,658
Putable common stock........................................       1,203            --
Redeemable preferred stock..................................         250            --
Stockholders' equity
  Preferred stock, $10 par value, authorized 150,000
     shares.................................................          --            --
  Common stock, $.001 par value, authorized 20,000,000
     shares, issued 7,519,186 and 7,627,400 shares in 2001
     and 2002, respectively.................................      22,871        23,953
  Paid-in capital -- warrants, $10 per common share exercise
     price, 90,000 warrants outstanding.....................         121           121
  Retained earnings.........................................      24,857        27,335
  Accumulated comprehensive loss............................        (468)         (349)
                                                                --------      --------
Total stockholders' equity..................................      47,381        51,060
                                                                --------      --------
Total liabilities and stockholders' equity..................    $156,939      $160,489
                                                                ========      ========


  The accompanying notes are an integral part of these consolidated financial statements.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF EARNINGS



                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                              -------------------------
                                                                 2001          2002
                                                              -----------   -----------
                                                                     (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Net sales
  Products..................................................   $  30,462     $  82,703
  Services..................................................      29,633        32,998
                                                               ---------     ---------
Total net sales.............................................      60,095       115,701
Cost of sales
  Products..................................................      21,960        69,329
  Services..................................................      23,162        26,375
                                                               ---------     ---------
Total cost of sales.........................................      45,122        95,704
Gross margin................................................      14,973        19,997
Selling, general and administrative expenses................      10,649        13,086
                                                               ---------     ---------
Operating profit............................................       4,324         6,911
(Loss) from unconsolidated affiliate........................        (210)           --
Other income (expense):
  Interest income...........................................       1,282           476
  Interest expense..........................................      (2,620)       (1,520)
  Other, net................................................         520          (183)
                                                               ---------     ---------
                                                                    (818)       (1,227)
                                                               ---------     ---------
Earnings before income taxes................................       3,296         5,684
Income tax expense..........................................       2,354         2,107
                                                               ---------     ---------
Earnings from continuing operations before extraordinary
  items.....................................................         942         3,577
Preferred stock dividends...................................          19            10
                                                               ---------     ---------
Earnings on common shares...................................   $     923     $   3,567
                                                               =========     =========
Basic earnings per common share.............................   $    0.14     $    0.53
Diluted earnings per common share...........................   $    0.14     $    0.51
Dividends declared and paid.................................   $    0.15     $    0.16
Basic weighted average common shares outstanding............   6,634,571     6,740,327
Diluted weighted average common shares outstanding..........   6,665,137     6,968,549






                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME



                                                                SIX MONTHS
                                                              ENDED JUNE 30,
                                                              ---------------
                                                              2001     2002
                                                              -----   -------
                                                                (UNAUDITED)
                                                              (IN THOUSANDS)
Net earnings................................................  $923    $3,567
Other comprehensive income (loss), equity adjustment from
  foreign currency translation, net of tax..................   (59)      119
                                                              ----    ------
Comprehensive income, net of tax............................  $864    $3,686
                                                              ====    ======


  The accompanying notes are an integral part of these consolidated financial statements.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                                2001      2002
                                                              --------   -------
                                                                 (UNAUDITED)
                                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings................................................  $    942   $ 3,577
Adjustments to reconcile net earnings to net cash provided
  by operations
  Net cash provided by operations:
     Interest paid in kind..................................       475        --
     Loss from unconsolidated subsidiary....................       210        --
     Depreciation of property, plant and equipment..........     2,290     2,851
     Amortization of intangible assets......................     1,333       333
     Deferred income taxes..................................      (958)       --
     Gain on sale of property...............................        --       (35)
  Changes in operating assets and liabilities, net of
     effects of acquisitions:
     Increase in accounts receivables.......................    (3,629)   (1,688)
     Increase in inventories................................    (2,183)     (296)
     Increase in prepaid expenses...........................      (303)   (1,837)
     Increase in other assets...............................      (161)     (176)
     Increase in accounts payable...........................     2,684     1,989
     Increase (decrease) in income taxes payable............      (815)    1,773
     Increase (decrease) in accrued liabilities.............     1,475    (4,938)
                                                              --------   -------
     Net cash provided by operations........................     1,360     1,553
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment.................    (4,381)   (9,368)
  Proceeds from sale of property, plant and equipment.......        --     6,924
  Long-term investments.....................................    (3,000)     (538)
  SET receivable............................................    24,734        --
  Increase in other long-term assets........................    (1,461)       --
                                                              --------   -------
     Net cash provided by (used in) investing activities....    15,892    (2,982)
CASH FLOWS FROM FINANCING ACTIVITIES
  Redemption of common stock................................    (1,055)     (121)
  Capital lease payments....................................       (39)      (48)
  Redemption of convertible subordinated debentures.........        --        (1)
  Dividends paid............................................    (1,024)   (1,083)
  Redemption of preferred stock of subsidiary...............       (75)     (260)
  Payments on long-term debt................................      (150)     (125)
  Net borrowings (repayments) on note payable to bank.......   (15,488)    2,677
                                                              --------   -------
     Net cash provided by (used in) financing activities....   (17,831)    1,039
  Effect of exchange rate changes on cash...................       (59)      113
                                                              --------   -------
     Net decrease in cash...................................      (638)     (277)
Cash at beginning of period.................................     1,091       943
                                                              --------   -------
Cash at end of period.......................................  $    453   $   666
                                                              ========   =======
SUPPLEMENTAL CASH FLOW DISCLOSURE
  Cash paid for:
     Interest...............................................  $  1,473   $ 1,417
                                                              ========   =======
     Taxes..................................................  $  1,351   $    --
                                                              ========   =======


  The accompanying notes are an integral part of these consolidated financial statements.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
               NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and such adjustments are of a normal recurring nature.


     The accompanying consolidated financial statements as of June 30, 2002 include Noble International, Ltd. and its wholly-owned subsidiaries, Noble Component Technologies ("NCT"), Monroe Engineering Products, Inc. ("Monroe"), Skandy Corp. ("Skandy"), Noble Metal Forming, Inc. ("NMF"), Noble Metal Processing, Inc. ("NMP"), Noble Land Holdings, Inc. ("Land Holdings"), and Noble Metal Processing-Midwest, Inc. (formerly H&H Steel Processing, Inc.) ("NMPM"), Noble Manufacturing Group, Inc. ("NMG"), (formerly Noble Technologies, Inc.), Noble Metal Processing Canada, Inc. ("NMPC"), Noble Metal Processing -- Kentucky, LLC ("NMPK"), Noble Logistic Services, Inc. ("NLS"), Noble Logistic Services, Inc. (formerly Assured Transportation & Delivery, Inc. and Central Transportation & Delivery, Inc.) ("NLS-CA"), Noble Logistic Services, Inc. (formerly Dedicated Services, Inc.) ("NLS-TX"), Pro Motorcar Products, Inc. ("PMP"), Pro Motorcar Distribution, Inc. ("PMD") and Noble Construction Equipment, Inc. ("NCE") (formerly Construction Equipment Direct, Inc. ("CED")), (collectively, "Noble" or the "Company") from the date of acquisition to the date of disposition, if applicable.


     Results for interim periods should not be considered indicative of results for a full year. The December 31, 2001 consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. For further information, refer to the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

     In February 2002, the market price requirement of 107,452 shares of the Company's putable common stock that was issued in connection with the acquisition of Dedicated Services, Inc. in 2000 was met, resulting in the put option expiring. Therefore, common stock was reclassified from long-term debt to stockholders' equity.


     On April 1, 2002, the Company converted its $7.6 million note receivable, including interest, from SET Enterprises ("SET") into preferred stock of SET. The preferred stock is non-voting and is redeemable at the Company's option in 2007. The Company agreed to convert the subordinated promissory note to preferred stock in order to assist SET in obtaining capital without appreciably decreasing the Company's repayment rights or jeopardizing SET's minority status. Management believes that continued support of SET furthers the joint strategic objectives of the two companies.



     On April 22, 2002, the Company completed a sale and leaseback transaction of its Shelbyville, KY facility to the Company's Chief Executive Officer. The sale price was $6.2 million which was equal to the book value of the property. The proceeds of the transaction were used to reduce the Company's debt under its current credit facility. The lease has a term of five years and provides for monthly rent of $70,000. The sale price and rent amount were determined by the estimated fair value of the property and estimated prevailing lease rates for similar properties. Although the Company did not obtain an independent valuation of the property or the terms of the transaction, it believes the terms of the sale and leaseback were at least as favorable to Noble as terms that could have been obtained form an unaffiliated third party.



     On May 9, 2002, the Company's current credit facility was increased to a $60.0 million facility from $52.5 million. The credit facility expires in September 2002. The Company has a binding commitment from its lender on a new $60.0 million credit facility that will take effect in September 2002 and will expire in 2005.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
        NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)


Therefore, the Company has reclassified its current credit facility from current liabilities to long-term liabilities.


     Basic earnings per share are based upon the weighted average number of shares outstanding during each quarter. Diluted earnings per share assumes the exercise of common stock options and warrants when dilutive and the impact of restricted stock.

NOTE B -- INVENTORIES


     Inventories at December 31, 2001 and June 30, 2002 consisted of the following (in thousands):



                                                              DECEMBER 31,   JUNE 30,
                                                                  2001         2002
                                                              ------------   --------
Raw materials and purchased parts...........................    $14,047      $15,756
Work in process.............................................      2,367        1,828
Finished goods..............................................      3,906        3,207
Unbilled customer tooling...................................        175           --
                                                                -------      -------
                                                                $20,495      $20,791
                                                                =======      =======


NOTE C -- INDUSTRY SEGMENTS

     The Company classifies its operations into three industry segments based on types of products and services: automotive (NMPK, NMPC, NMP, NMPM, NMF and Land Holdings), heavy equipment (NCE) and logistics (NLS-TX, NLS-CA, Monroe, PMP and
PMD). The Automotive Group provides a variety of laser welding, metal blanking and die construction products and services utilizing proprietary laser weld and light die technology. The Heavy Equipment Group designs and manufactures sub assemblies and final assemblies of heavy equipment used primarily in the construction industry. The Logistics Group provides same-day package delivery services to a variety of customers and sells tooling components, paint and coatings related products to end users as well as distributors. The Automotive Group sells direct to automotive OEMs and Tier 1 suppliers. The Heavy Equipment Group sells direct to OEMs and through an established network of dealers.

     Transactions between the automotive, heavy equipment and logistics segments are not significant and have been eliminated. Interest expense is allocated to each segment based on the segment's actual borrowings from the corporate headquarters, together with a partial allocation of corporate general and administrative expenses. Revenues from external customers are identified geographically based on the customer's shipping destination.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
        NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)


     The Company's operations by business segment for the six months ended June 30, 2002 follows (in thousands):



                                                            HEAVY                 SEGMENT
                                             AUTOMOTIVE   EQUIPMENT   LOGISTICS    TOTALS
                                             ----------   ---------   ---------   --------
Revenues from external customers...........   $ 56,283     $24,187     $35,231    $115,701
Interest expense...........................        831         209         960       2,000
Depreciation and amortization..............      2,692          --         128       2,820
Segment profit pre tax.....................      4,836         940         292       6,068
Segment assets.............................     91,107      20,479      40,146     151,732
Expenditures for segment assets............      8,923         158         106       9,187
RECONCILIATION TO CONSOLIDATED AMOUNTS
EARNINGS
Total earnings for reportable segments.....   $  6,068
Unallocated corporate headquarters loss....       (384)
                                              --------
Earnings before income taxes...............   $  5,684
                                              ========
ASSETS
Total assets for reportable segments.......   $151,732
Corporate headquarters.....................      8,757
                                              --------
Total consolidated assets..................   $160,489
                                              ========


OTHER SIGNIFICANT ITEMS


                                                      SEGMENT                 CONSOLIDATED
                                                      TOTALS    ADJUSTMENTS      TOTALS
                                                      -------   -----------   ------------
Interest expense....................................  $2,000       $(480)        $1,520
Expenditures for segment assets.....................   9,187         181          9,368
Depreciation and amortization.......................   2,820         156          2,976


GEOGRAPHIC INFORMATION


                                                                         LONG-LIVED
                                                              REVENUES     ASSETS
                                                              --------   ----------
United States...............................................  $100,149    $86,828
Canada......................................................    15,480      1,557
Other.......................................................        72         --
                                                              --------    -------
Total.......................................................  $115,701    $88,385
                                                              ========    =======

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
        NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)


     The Company's operations by business segment for the six months ended June 30, 2001 follows (in thousands):



                                                             HEAVY                 SEGMENT
                                              AUTOMOTIVE   EQUIPMENT   LOGISTICS   TOTALS
                                              ----------   ---------   ---------   -------
Revenues from external customers............   $ 28,078          --     $32,017    $60,095
Interest expense............................      1,359          --       1,321      2,680
Depreciation and amortization...............      2,509          --         989      3,498
Segment profit (loss) pre tax...............      2,311          --      (1,139)     1,172
Segment assets..............................     62,730          --      40,278    103,008
Expenditures for segment assets.............      4,289          --          96      4,385
RECONCILIATION TO CONSOLIDATED AMOUNTS
EARNINGS
Total earnings for reportable segments......   $  1,172
Unallocated corporate headquarters income...      2,124
                                               --------
Earnings before income taxes................   $  3,296
                                               ========
ASSETS
Total assets for reportable segments........   $103,008
Corporate headquarters......................     21,176
                                               --------
Total consolidated assets...................   $124,184
                                               ========


OTHER SIGNIFICANT ITEMS


                                                                                 CONSOLIDATED
                                                  SEGMENT TOTALS   ADJUSTMENTS      TOTALS
                                                  --------------   -----------   ------------
Interest expense................................      $2,680          $ (60)        $2,620
Expenditures for segment assets.................       4,385              5          4,390
Depreciation and amortization...................       3,498            125          3,623


GEOGRAPHIC INFORMATION


                                                                         LONG-LIVED
                                                              REVENUES     ASSETS
                                                              --------   ----------
United States...............................................  $54,988     $88,774
Canada......................................................    5,046       1,694
Other.......................................................       61          --
                                                              -------     -------
Total.......................................................  $60,095     $90,468
                                                              =======     =======


NOTE D -- RESTRUCTURING RESERVE


     The restructuring reserve of $3.9 million recorded in December 2000 which had a balance of $1.5 million at December 31, 2001 was reduced by $0.95 million during the six months ended June 30, 2002 for lease costs incurred on vacated property losses incurred in connection with the sale of certain real estate and repair of vacated facilities. The balance in the restructuring reserve at June 30, 2002 was $0.5 million and represents the expected costs associated with real estate that is being marketed for sale. Resolution of these items is expected by December 31, 2002.

                   NOBLE INTERNATIONAL, LTD. AND SUBSIDIARIES
        NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

NOTE E -- ACCOUNTING PRONOUNCEMENTS


     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company adopted this statement on January 1, 2002, and goodwill will no longer be amortized. As of June 30, 2002, the Company has goodwill of $40.8 million.



     A reconciliation of previously reported net income and earnings per share related to the amounts adjusted for the exclusion of goodwill amortization net of the related income tax effect follows:


  GOODWILL AND ADOPTION OF STATEMENT NO. 142
  (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2002
                                                              -------   -------
Reported net income.........................................  $  923    $3,567
Add: Goodwill amortization, net of tax......................   1,083        --
                                                              ------    ------
Adjusted net income.........................................  $2,006    $3,567
                                                              ======    ======
Reported basic earnings per share...........................  $ 0.14    $ 0.53
Add: Goodwill amortization, net of tax......................    0.16        --
                                                              ------    ------
Adjusted basic earnings per share...........................  $ 0.30    $ 0.53
                                                              ======    ======
Reported diluted earnings per share.........................  $ 0.14    $ 0.51
Add: Goodwill amortization, net of tax......................    0.16        --
                                                              ------    ------
Adjusted diluted earnings per share.........................  $ 0.30    $ 0.51
                                                              ======    ======



     For the six months ended June 30, 2002 no goodwill or other intangible assets were acquired, impaired or disposed.



     Covenants not to compete are amortized over the life of the agreement, typically three to ten years. Amortization expense for the six months ended June 30, 2002 and 2001 were $0.1 million and $0.1 million, respectively. Annual pre-tax amortization of covenants not to compete are estimated as follows:



                                                               (IN THOUSANDS)
                                                               --------------
  2003......................................................        $285
  2004......................................................         267
  2005......................................................          76
  2006......................................................          65
  2007......................................................          65
Thereafter..................................................         122

                       [INSIDE BACK COVER OF PROSPECTUS]

     Photographs will include:

     Noble manufactures various mining trucks for Terex's Unit Rig division which are capable of hauling payloads up to 260 tons.

     Noble's proprietary pull scraper is capable of hauling 17 cubic yards of material.

             ------------------------------------------------------
             ------------------------------------------------------


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IS THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.


                            ------------------------

                               TABLE OF CONTENTS


Prospectus Summary.....................    1
Risk Factors...........................    7
Forward-Looking Statements.............   13
History of the Company.................   13
Use of Proceeds........................   15
Price Range of Common Stock and
  Dividends............................   15
Capitalization.........................   16
Selected Consolidated Financial and
  Operating Data.......................   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   19
Business...............................   29
Management.............................   38
Principal Stockholders.................   41
Description of Capital Stock...........   42
Underwriting...........................   43
Legal Matters..........................   44
Experts................................   45
Incorporation of Certain Information by
  Reference............................   45
Where You Can Find More Information....   45
Index to Financial Statements..........  F-1


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------



                           3,500,000 SHARES


                   [NOBLE INTERNATIONAL, LTD. LOGO]


                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------


                                 RAYMOND JAMES


                             GERARD KLAUER MATTISON

                                          , 2002

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Company in connection with the sale of common stock being registered. All of the amounts shown are estimates, except the SEC registration fee.


                                                              AMOUNT TO
                                                               BE PAID
                                                              ----------
SEC registration fee........................................   $  4,207
NASD filing fee.............................................      5,073
Legal fees and expenses.....................................    125,000*
Accounting fees and expenses................................    150,000*
Printing expenses...........................................    100,000*
Nasdaq listing fees.........................................     22,500*
Miscellaneous...............................................     43,220*
                                                               --------
  Total.....................................................   $450,000*
                                                               ========


---------------


* Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  DELAWARE STATUTES

     Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of our officers, directors, employees and agents under certain circumstances as follows:

          (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (Last amended by Ch. 261, L. '94, eff. 7-1-94.)"

  Certificate of Incorporation

     Noble International, Ltd.'s Certificate of Incorporation provides that the directors of Noble International, Ltd. shall be indemnified to the fullest extent permitted by law. Noble International, Ltd.'s Bylaws also contain a provision for the indemnification of Noble International, Ltd.'s directors (see "Indemnification of Directors and Officers -- Bylaws" below).

  Bylaws

     Noble International, Ltd.'s Bylaws provide for the indemnification of Noble International, Ltd.'s directors, officers, employees, or agents under certain circumstances as follows:

                                  "ARTICLE VII
                                INDEMNIFICATION

     7.1 Authorization For Indemnification. The Corporation may indemnify, in the manner and to the full extent permitted by law, any person (or the estate, heirs, executors, or administrators of any person) who was or is a party to, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

     7.2 Advance of Expenses. Costs and expenses (including attorneys' fees) incurred by or on behalf of a director or officer in defending or investigating any action, suit, proceeding or investigation may be paid by the Corporation in advance of the final disposition of such matter, if such director or officer shall undertake in writing to repay any such advances in the event that it is ultimately determined that he is not entitled to indemnification. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, or by the stockholders, that, based upon the facts known to the Board or counsel at the time such determination is made, (a) the director, officer, employee or agent acted in bad faith or deliberately breached his duty to the Corporation or its stockholders, and (b) as a result of such actions by the director, officer, employee or agent, it is more likely than not that it will ultimately be determined that such director, officer, employee or agent is not entitled to indemnification.

     7.3 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or applicable law.

     7.4 Non-exclusivity. The right of indemnity and advancement of expenses provided herein shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Any agreement for indemnification of or advancement of expenses to any director, officer, employee or other person may provide rights of indemnification or advancement of expenses which are broader or otherwise different from those set forth herein."

  Indemnity Agreements

     Our bylaws provide that we may indemnify directors, officers, employees or agents to the fullest extent permitted by law and we have agreed to provide such indemnification to our directors and executive officers pursuant to written indemnity agreements. Under these agreements we have agreed to indemnify and hold each harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to Noble International, Ltd. to the maximum extent permitted by Delaware law. We believe that these agreements are necessary to attract and retain qualified persons as directors and executive officers.

  Underwriting Agreement

     Our underwriting agreement with the underwriters of this offering includes indemnification provisions. Pursuant to these provisions, we will be obligated to indemnify the underwriters, their controlling persons and certain other persons from and against certain liabilities, including liabilities under the Securities Act. Likewise, the underwriters will be obligated to indemnify us, our controlling persons and certain other persons (such as our officers and directors) from and against certain liabilities, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

     See the Exhibit Index attached to this registration statement which is incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

     A. The undertaking required by Item 512(h) of Regulation S-K is set forth in the last paragraph of Item 15 above.

     B. The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren, State of Michigan on August 29, 2002.


                                          NOBLE INTERNATIONAL, LTD.

                                          By:   /s/ ROBERT J. SKANDALARIS
                                            ------------------------------------
                                                   Robert J. Skandalaris
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

            /s/ ROBERT J. SKANDALARIS                Chairman, Chief Executive Officer    August 29, 2002
 -----------------------------------------------     and Director (Principal Executive
              Robert J. Skandalaris                               Officer)


                        *                                         Director                August 29, 2002
 -----------------------------------------------
                 Mark T. Behrman


                        *                                         Director                August 29, 2002
 -----------------------------------------------
               Lee Musgrove Canaan


                        *                                         Director                August 29, 2002
 -----------------------------------------------
                  Van E. Conway


                        *                                         Director                August 29, 2002
 -----------------------------------------------
               Stuart I. Greenbaum


                        *                                         Director                August 29, 2002
 -----------------------------------------------
                Daniel J. McEnroe


                        *                                         Director                August 29, 2002
 -----------------------------------------------
                 Jonathan P. Rye


                        *                                         Director                August 29, 2002
 -----------------------------------------------
                 Thomas L. Saeli

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----


                        *                                         Director                August 29, 2002
 -----------------------------------------------
               Anthony R. Tersigni


               /s/ DAVID V. HARPER                   Vice President and Chief Financial   August 29, 2002
 -----------------------------------------------       Officer (Principal Accounting
                 David V. Harper                                  Officer)


---------------------------------------------------------------------------------------------------------
* The undersigned, by signing his name hereto, does execute this Amendment No. 1 to Registration
  Statement on Form S-2 on behalf of the above-named officers and/or directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the
  Registration Statement previously filed on June 20, 2002.


 By:            /s/ ROBERT J. SKANDALARIS
        -----------------------------------------
                  Robert J. Skandalaris,
                     Attorney-In-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                     DESCRIPTION OF DOCUMENT
-----------                     -----------------------
 1.1          Form of Underwriting Agreement
 4.1**        Indenture between Noble International, Ltd. and American
              Stock Transfer & Trust Company dated as of July 23, 1998
 5.1          Opinion of Oppenheimer Wolff & Donnelly LLP
10.45*        Form of Non-Compete Agreement between Utilase, Inc. and
              James Bronce Henderson III.
10.46*        Form of Non-Compete Agreement between the Company and
              Jeffrey A. Moss.
10.47*        Form of Non-Compete Agreement between Utilase, Inc. and DCT,
              Inc.
10.48*        Employment Agreement dated April 7, 1997 between Utilase,
              Inc. and John K. Baysore.
10.49*        Registration Rights Agreement dated April 7, 1997 among the
              Company, Utilase, Inc., James Bronce Henderson III and
              Jeffrey A. Moss.
10.51**       Share Purchase Agreement between Triam Automotive, Inc. and
              Tiercon Holdings, Inc. dated July 2, 1998.
10.52**       Agreement Amending the Share Purchase Agreement by and
              between Magna International, Inc. and Tiercon Holdings, Inc.
              dated July 24, 1998.
10.53**       Stock Purchase Agreement among Noble International, Ltd.,
              Noble Canada, Inc., Tiercon Holdings, Inc. and Wrayter
              Investments, Inc. dated July 24, 1998.
10.54**       Share Exchange Agreement among Noble International, Ltd.,
              Noble Canada Holdings, Limited, Noble Canada, Inc., and
              Wrayter Investments, Inc. dated July 24, 1998.
10.55**       Registration Rights Agreement among Noble International,
              Ltd. and Wrayter Investments, Inc. dated July 24, 1998.
10.56**       Registration Rights Agreement executed and delivered by
              Noble International, Ltd. in favor of the Holders of
              Debentures and Registrable Securities dated July 23, 1998.
10.57***      Stock Exchange Agreement by and among Noble Metal
              Technologies, Inc., Noble International, Ltd., Utilase,
              Inc., Noble Metal Products, Inc. and Utilase Production
              Process, Inc. effective as of March 31, 1998.
10.58***      Stock Exchange Agreement by and among Noble Components &
              Systems, Inc., Noble International, Ltd., Prestolock
              International, Ltd., Cass River Coatings, Inc. d/b/a Vassar
              Industries, Monroe Engineering Products, Inc., and Skandy
              Corp. effective as of March 31, 1998.
10.59****     Stock Purchase Agreement among Noble International, Ltd.,
              Noble Canada II, Inc., Centrifugal Coaters, Inc., Wrayter
              Investments, Inc., Roynat, Inc., Crosbie & Company, Inc.,
              First Ontario Labour Sponsored Investment Fund, Ltd., 659730
              Ontario, Inc. and Robert J. Blake, Jr. dated September 8,
              1998.
10.60****     Share Exchange Agreement among Noble International, Ltd.,
              Noble Canada Holdings, II, Limited, Noble Canada II, Inc.,
              Wrayter Investments, Inc. and Robert Blake, Jr. dated
              October 1, 1998.
10.61****     First Amendment to Registration Rights Agreement among Noble
              International, Ltd., Wrayter Investments, Inc. and Robert
              Blake, Jr. dated October 1, 1998.
10.62****     Asset Purchase Agreement by and among Noble International,
              Ltd., Utilase Blank Welding Technologies, Inc., H&H Steel
              Processing Company, Inc., Terry Hill and Robert G. Kreiling
              dated September 30, 1998.
10.63+        Amended and Restated Share Purchase Agreement among Noble
              International, Ltd. and Noble Components & Systems, Inc. and
              1391295 Ontario Limited and Tiercon Holdings US, Inc. dated
              December 24, 1999.
10.64++       Stock Purchase Agreement among Noble International Ltd.,
              Noble Holdings, Inc. and DSI Holdings, Inc., Stephen Ray
              Savant, Cyril Ray Yates, Christopher Michael Cassels, James
              Christopher Delahoussaye, Kevin DeVaughn, Larry Browne and
              Herbert H. Fields dated July 21, 2000.

EXHIBIT NO.                     DESCRIPTION OF DOCUMENT
-----------                     -----------------------
10.65+++      Stock Purchase Agreement among Noble Holdings, Ltd., Assured
              Transportation & Delivery, Inc. Central Transportation &
              Delivery, Inc., Behnam Haeri & Bart Bement dated September
              6, 2000.
10.67++++     Asset Purchase Agreement among Monroe Engineering, Products,
              Inc., Pro Motor Products, Inc. and John Pfanstiehl dated
              December 16, 2000.
10.68#        Stock Purchase Agreement among Noble International, Ltd.,
              S.E.T. Steel, Inc., and Sid E. Taylor dated February 16,
              2001.
10.69#        Stock Purchase Agreement among Noble International, Ltd.
              Noble Technologies, Inc., Noble Metal Processing, Inc. and
              S.E.T. Steel, Inc. dated February 16, 2001.
10.70##       Stock Purchase Agreement among Noble Automotive Group, David
              J. Langevin and James P. Patton dated December 19, 2001.
10.71##       Asset Purchase Agreement among Construction Equipment
              Direct, Inc. and Eagle-Picher Industries, Inc. dated
              December 19, 2001.
10.72         Real Estate Sale Agreement among Noble Land Holdings, Inc.,
              Noble International, Ltd., Noble Metal Processing -- KY, LLC
              and Skandy-KY, LLC dated April 22, 2002.
23.1          Consent of Deloitte and Touche LLP.
23.2          Consent of Grant Thornton LLP.
24            Power of Attorney (included in signature page to this
              Registration Statement).


---------------


* Incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 333-27149).


** Incorporated herein by reference to the Company's Current Report on Form 8-K filed August 10, 1998.

*** Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and filed on May 14, 1998.

**** Incorporated herein by reference to the Company's Current Report on Form 8-K filed October 16, 1998.

+ Incorporated herein by reference to the Company's current report on Form 8-K filed January 10, 2000.

++ Incorporated herein by reference to the Company's current report on Form 8-K filed August 1, 2000.

+++ Incorporated herein by reference to the Company's current report on Form 8-K filed September 6, 2000.

++++ Incorporated herein by reference to the Company's current report on Form 8-K dated February 23, 2001.

# Incorporated herein by reference to the Company's current report on Form 8-K filed on March 1, 2001.

## Incorporated herein by reference to the Company's current report on Form 8-K filed January 3, 2002.